Filed Pursuant to Rule 424(b)(5)
Registration No. 333-152371

PROSPECTUS SUPPLEMENT
(To Prospectus dated August 4, 2008)

2,400,000 Shares

Sterling Construction Company, Inc.

Common Stock

We are offering to sell 2,400,000 shares of our common stock. Our common stock is listed on The NASDAQ Global Select Market, or Nasdaq, under the symbol “STRL.” The last reported sale price on Nasdaq on December 10, 2009 was $18.93.

We have granted the underwriters the right to purchase up to 360,000 additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering.

Investing in our common stock involves risks, including those described under “Risk Factors” on page S-7 of this prospectus supplement.

	Per Share	Total

Offering price	$18.00	$43,200,000
Discounts to underwriters	$0.90	$2,160,000
Offering proceeds to us, before expenses	$17.10	$41,040,000

The underwriters expect to deliver the shares of common stock to investors on or about December 16, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

D.A. Davidson & Co.
BB&T Capital Markets

The date of this prospectus supplement is December 10, 2009

Sterling Construction Company, Inc.

ENR 09
TOP 400 FIRM
GENERAL CONTRACTOR
STERLING CONSTRUCTION CO. INC. #171

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ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement, which describes the terms of this offering of shares of our common stock, supplements the accompanying prospectus, which provides more general information. Generally, when we refer to the prospectus, we are referring to this prospectus supplement and the accompanying prospectus combined. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement contains information about the shares of our common stock offered in this offering and may add to, update or change the information in the accompanying prospectus. Before you invest in shares of our common stock, you should carefully read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents incorporated by reference into this prospectus supplement and referred to under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus supplement or in any related free writing prospectus filed with the Securities and Exchange Commission and used or referred to in an offering to you of these securities. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

MARKET DATA AND FORECASTS

Unless otherwise indicated, information in this prospectus supplement and the accompanying prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry. None of the independent industry publications used in this prospectus supplement and the accompanying prospectus were prepared on our or our affiliates’ behalf, and none of the sources cited in this prospectus supplement and the accompanying prospectus have consented to the inclusion of any data from its reports, nor have we sought their consent. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but the sources do not guarantee the accuracy and completeness of their information.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that may be important to you. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the risks discussed under “Risk Factors,” “Cautionary Comment Regarding Forward-Looking Statements” and the consolidated financial statements and notes thereto included elsewhere in this prospectus supplement and the accompanying prospectus and incorporated by reference herein and therein. In this prospectus, all references to “Sterling,” “Sterling Construction,” “we,” “us,” “our” and the “Company” refer to Sterling Construction Company, Inc. and its subsidiaries, unless otherwise stated or indicated by the context. Beginning December 3, 2009, our subsidiaries include Ralph L. Wadsworth Construction Company, LLC, or RLW (including Ralph L. Wadsworth Construction Company, Inc., its predecessor prior to a statutory conversion).

Our Company

We are a leading heavy civil construction company that specializes in the building, reconstruction and repair of transportation and water infrastructure. Transportation infrastructure projects include highways, roads, bridges, light rail and commuter rail. Water infrastructure projects include water, wastewater and storm drainage systems. Sterling provides general contracting services primarily to public sector clients, including excavating, concrete and asphalt paving, installation of large-diameter water and wastewater distribution systems; construction of bridges and similar large structures; construction of light rail and commuter rail infrastructure; and concrete batch plant operations, concrete crushing and aggregates operations. We perform the majority of the work required by our contracts with our own crews and equipment.

Our business has a history of profitable growth, which we have achieved by expanding both our service profile and our market areas. This involves adding services, such as concrete operations and design-build project delivery capabilities, in order to capture a greater percentage of available work in current and potential markets. It also involves strategically expanding operations, either by establishing an office in a new market, often after having successfully bid on and completed a project in that market, or by acquiring a company that gives us an immediate entry into a market.

We operate principally in Texas, Utah and Nevada, which are three states that management believes benefit from both positive long-term demographic trends as well as an historical commitment to funding transportation and water infrastructure projects. From 2000 to 2008, the populations of Texas, Utah and Nevada grew 17%, 23% and 30%, respectively, compared to approximately 8% for the national average. Spending on highways and bridges in 2010 is budgeted or proposed at $4.2 billion by the Texas Department of Transportation, or TXDOT, at $618 million by the Utah Department of Transportation, or UDOT, and up to $400 million by the Nevada Department of Transportation, or NDOT. Management anticipates that continued population growth and increased spending for infrastructure in these markets will positively affect business opportunities over the coming years.

Prior to our acquisition of RLW, as discussed below, we had revenues of $319 million for the nine months ended September 30, 2009, 4.4% higher than the same period in 2008. Over the same period, we had net income attributable to Sterling common stockholders of $22.9 million, 61.2% higher than results for the same period in 2008. As of September 30, 2009, Sterling and RLW had aggregate backlogs totaling approximately $569 million.

Ralph L. Wadsworth Construction Company Acquisition

On December 3, 2009, we completed the acquisition of privately-owned Ralph L. Wadsworth Construction Company, LLC, or RLW, which is headquartered in Draper, Utah, near Salt Lake City. RLW is a heavy civil construction business focused on the construction of bridges and other structures, roads and highways, and light and commuter rail projects, primarily in Utah, with licenses to do business in surrounding states. We paid approximately $64.7 million to acquire 80% of the equity interests in RLW, and, in 2013, we have the option to purchase, and the RLW sellers could require us to purchase, the remaining 20% of RLW from four related individuals who continue to manage the operations of RLW.

RLW’s largest customer is UDOT, which is responsible for planning, constructing, operating and maintaining the more than 6,000 miles of highway and over 1,700 bridges that make up the Utah state highway system. RLW strives to provide efficient, timely and profitable execution of construction projects, with a particular emphasis on structures and innovative construction methods. RLW has significant experience in obtaining and profitably executing “design-build” and “CM/GC” (construction manager/general contractor) projects. We believe that design-build, CM/GC and other alternative project delivery methods are increasingly being used by public sector customers as alternatives to the traditional fixed unit price low bid process. Approximately 89% of RLW’s backlog at September 30, 2009 was attributable to design-build and CM/GC projects. Since its founding in 1975, RLW has experienced profitable growth, capitalizing on high-quality execution of projects and strong customer relationships.

For the nine months ended September 30, 2009, RLW generated revenue, income before tax and EBITDA (earnings before interest, taxes, depreciation and amortization) of $112 million, $25 million and $26 million, respectively. We purchased RLW based on an assumed sustainable annual EBITDA in the range of $15 million to $20 million. EBITDA is not a financial measure calculated in accordance with generally accepted accounting principles in the U.S. (“GAAP”). See “—  Summary Historical and Pro Forma Financial and Operating Data” for a definition of EBITDA and a reconciliation of RLW’s net income, the most directly comparable GAAP financial measure, to RLW’s EBITDA for the nine months ended September 30, 2009. As of September 30, 2009, RLW had a backlog of approximately $198 million. See “Selected Historical Financial and Operating Data” for information regarding how backlog is calculated.

Among other reasons, we acquired RLW because we believe that it offers us opportunities to:

•	expand on RLW’s significant experience in design-build, CM/GC and other project delivery methods;

•	utilize RLW’s significant structural construction expertise;

•	expand into an attractive market with good long-term growth dynamics;

•	complement our existing market locations and advance our strategy of geographical diversification;

•	partner with a strong and innovative management team with a similar corporate culture; and

•	benefit from RLW’s strong financial results and immediate accretion to our earnings per share.

Our Business Strategy

Key features of our business strategy include:

Continue to Add Construction Capabilities.  By adding capabilities that augment our core contracting and construction competencies, we are able to improve gross margin opportunities, more effectively compete for contracts, and compete for contracts that might not otherwise be available to us.

Expand into Attractive New Markets and Selectively Pursue Strategic Acquisitions.  We will continue to seek to identify attractive new markets and opportunities in western, southwestern and southeastern U.S. markets. We will also continue to assess opportunities to extend our service capabilities and expand our markets through acquisitions.

Apply Core Competencies Across our Markets.  We will seek to capitalize on opportunities to export our Texas experience constructing water infrastructure projects and our Nevada earthmoving, aggregates and asphalt paving experience into Utah markets. Similarly, we believe that RLW’s experience with design-build, CM/GC and other alternative project delivery methods in Utah can enhance opportunities for us in our Texas and Nevada markets.

Increase our Market Leadership in our Core Markets.  We have a strong presence in a number of markets in Texas, Utah and Nevada and intend to expand our presence in these states and other states where we believe contracting opportunities exist.

Position our Business for Future Infrastructure Spending.  As evidenced by the federal government’s recently enacted economic stimulus legislation, we believe that there is a growing awareness of the need to build, reconstruct and repair our country’s infrastructure, including transportation infrastructure, such as bridges, highways and mass transit systems, and water infrastructure, such as water, wastewater and storm drainage systems. We will continue to build our expertise and seek to capture this infrastructure spending.

Continue to Attract, Retain and Develop our Employees.  We believe that our employees are key to the successful implementation of our business strategy, and we will continue allocating significant resources in order to attract and retain talented managers and supervisory and field personnel.

Risks Related to Our Business, Our Strategy, Our Common Stock and this Offering

You should carefully read and consider the information set forth below under “Risk Factors” and “Cautionary Comment Regarding Forward-Looking Statements,” together with all of the other information set forth in this prospectus supplement and the accompanying prospectus, before deciding to invest in shares of our common stock.

Our Executive Offices

Our principal executive offices are located at 20810 Fernbush Lane, Houston, Texas 77073, and our telephone number at this address is (281) 821-9091. Our website is www.sterlingconstructionco.com. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus supplement.

The Offering

Nasdaq Symbol	“STRL”

Common stock offered by us	2,400,000 shares

Common stock to be outstanding after the offering	15,688,244 shares

Use of proceeds	We will use the net proceeds of approximately $40.7 million from the offering, after deducting underwriting discounts and fees of approximately $2.2 million in the aggregate and estimated offering expenses of approximately $400,000:

• to repay indebtedness outstanding, if any, under our $75 million revolving credit facility, which we refer to as our credit facility; and

• to strengthen our balance sheet, including our working capital and tangible net worth, in order to fund our business, provide liquidity for future growth and increase our bonding capacity.

The number of shares of common stock outstanding before and after this offering is based on the number of shares outstanding as of December 1, 2009 and excludes:

•	333,740 shares of common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price per share of $11.263; and

•	334,046 shares of common stock reserved for issuance upon the exercise of outstanding warrants at an exercise price per share of $1.50.

Unless we indicate otherwise, the number of shares of common stock shown to be outstanding after the offering, as well as share, per share, holders of record, and financial information in this prospectus:

•	assumes no exercise by the underwriters of their option to purchase up to 360,000 additional shares of our common stock to cover over-allotments; and

•	does not give effect to the use of proceeds of this offering.

Summary Historical and Pro Forma Financial and Operating Data

The following table sets forth our summary historical and pro forma financial and operating data for the periods indicated. The summary historical condensed consolidated statement of operations and cash flow data for the years ended December 31, 2006, 2007 and 2008, and the summary historical condensed consolidated balance sheet data as of December 31, 2007 and 2008, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus supplement. The summary historical condensed consolidated balance sheet data as of December 31, 2006, have been derived from our audited consolidated balance sheet as of December 31, 2006, which is not included in this prospectus supplement. The summary historical condensed consolidated financial data as of and for the nine months ended September 30, 2008 and 2009, are derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus supplement.

The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The summary financial and operating data as of and for the nine months ended September 30, 2009, are not necessarily indicative of the results that may be obtained for a full year.

The summary pro forma condensed combined statement of operations data for the year ended December 31, 2008 and nine months ended September 30, 2009, gives effect on a pro forma basis to the RLW acquisition as if it had been consummated on January 1, 2008. The summary pro forma condensed combined balance sheet information gives effect on a pro forma basis to the consummation of the RLW acquisition, as if it had been consummated on September 30, 2009.

The information presented below should be read in conjunction with “Selected Historical Financial and Operating Data,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus supplement.

	Historical
				Nine Months Ended		Pro Forma
	Year Ended December 31,			September 30,		Year Ended	Nine Months Ended
	2006	2007	2008	2008	2009	December 31, 2008	September 30, 2009
				(Unaudited)		(Unaudited)
	(In thousands, except per share data)

Statement of Operations Data:
Revenues	$249,348	$306,220	$415,074	$305,802	$319,170	$541,196	$431,427
Cost of revenues	220,801	272,534	373,102	273,389	272,238	473,588	355,916

Gross profit	28,547	33,686	41,972	32,413	46,932	67,608	75,511
General and administrative expenses, and other	10,549	12,682	13,844	10,131	10,566	18,920	14,626

Operating income	17,998	21,004	28,128	22,282	36,366	48,688	60,885
Interest (expense) income, net	1,206	1,392	871	387	252	795	(154)

Income from continuing operations before income taxes and noncontrolling interests	19,204	22,396	28,999	22,669	36,618	49,483	60,731
Income tax expense	6,566	7,890	10,025	7,616	12,154	16,256	19,515

Income from continuing operations	12,638	14,506	18,974	15,053	24,464	33,227	41,216
Income from discontinued operations	682	—	—	—	—	—	—

Net income	13,320	14,506	18,974	15,053	24,464	33,227	41,216
Net income attributable to noncontrolling interests in subsidiaries	—	(62)	(908)	(819)	(1,521)	(5,173)	(6,421)

Net income attributable to Sterling common stockholders	$13,320	$14,444	$18,066	$14,234	$22,943	$28,054	$34,795

Basic income per share attributable to Sterling common stockholders:
Continuing operations	$1.19	$1.31	$1.38	$1.09	$1.73	$2.14	$2.63
Discontinued operations	0.06	—	—	—	—	—	—

Net income	$1.25	$1.31	$1.38	$1.09	$1.73	$2.14	$2.63

	Historical
				Nine Months Ended		Pro Forma
	Year Ended December 31,			September 30,		Year Ended	Nine Months Ended
	2006	2007	2008	2008	2009	December 31, 2008	September 30, 2009
				(Unaudited)		(Unaudited)
	(In thousands, except per share data)

Diluted income per share attributable to Sterling common stockholders:
Continuing operations	$1.08	$1.22	$1.32	$1.04	$1.67	$2.05	$2.53
Discontinued operations	0.06	—	—	—	—	—	—

Net income	$1.14	$1.22	$1.32	$1.04	$1.67	$2.05	$2.53

Weighted average number of shares outstanding used in computing per share amounts:
Basic	10,583	11,044	13,120	13,102	13,229	13,120	13,229
Diluted	11,714	11,836	13,702	13,703	13,733	13,702	13,733

Balance sheet data (end of period):
Cash and cash equivalents	$28,466	$80,649	$55,305	$62,094	$62,239		$5,028
Short-term investments	26,169	54	24,379	17,383	41,231		46,041
Working capital	62,874	82,063	95,123	93,561	115,778		62,178
Total assets	167,772	274,515	289,615	296,713	308,871		365,420
Total long-term debt	30,782	65,654	55,556	60,575	40,501		40,501
Total liabilities	76,781	135,903	130,499	142,952	125,803		182,352
Stockholders’ equity attributable to Sterling common stockholders	90,991	138,612	159,116	153,761	183,068		183,068

Cash flow data from continuing operations:
Net cash provided by operating activities	$23,089	$29,542	$26,721	$18,929	$43,032
Net cash (used in) investing activities	(52,358)	(47,935)	(42,923)	(33,130)	(20,870)
Net cash provided by (used in) financing activities	35,468	70,576	(9,142)	(4,354)	(15,228)

Other operating data:
EBITDA (unaudited)(1)	$25,691	$30,486	$40,388	$31,220	$45,162	$58,075	$66,183
Capital expenditures	24,849	26,319	19,896	16,972	4,392	25,241	8,618
Backlog at end of period(2)	395,000	450,000	448,000	511,000	371,000	542,000	569,000

(1)	EBITDA is defined as income attributable to Sterling common stockholders before net interest income/expense, income tax expense, and depreciation and amortization. EBITDA is a non-GAAP financial measure that we use for our internal budgeting process, which excludes the effects of financing costs, income taxes and non-cash depreciation and amortization. Although EBITDA is a common alternative measure of performance used by investors, financial analysts and rating agencies to assess operating performance for companies in our industry, it is not a substitute for other GAAP financial measures such as net income or operating income as calculated and presented in accordance with GAAP. Furthermore, we believe that the non-GAAP EBITDA financial measure is useful to investors in providing greater transparency to the information used by management in its operational and investment decision making. Our non-GAAP financial measures may be different from such measures used by other companies. We urge you to review the GAAP financial measures included in this prospectus supplement and the accompanying prospectus and our consolidated financial statements, including the notes thereto, and the other financial information contained in this prospectus supplement and the accompanying prospectus and incorporated herein and therein by reference, and not to rely on any single financial measure to evaluate our business.

A reconciliation of income attributable to Sterling common stockholders to EBITDA for each of the historical and pro forma fiscal periods indicated is as follows (in thousands):

	Historical					Pro Forma
				Nine Months Ended		Year Ended	Nine Months Ended
	Year Ended December 31,			September 30,		December 31,	September 30,
	2006	2007	2008	2008	2009	2008	2009

Net income attributable to Sterling common stockholders	$13,320	$14,444	$18,066	$14,234	$22,943	$28,054	$34,795
Depreciation and amortization	7,011	9,544	13,168	9,757	10,317	14,560	11,719
Interest expense (income), net	(1,206)	(1,392)	(871)	(387)	(252)	(795)	154
Income tax expense	6,566	7,890	10,025	7,616	12,154	16,256	19,515

EBITDA	$25,691	$30,486	$40,388	$31,220	$45,162	$58,075	$66,183

Use of non-GAAP financial measures is subject to inherent limitations because they do not include all the expenses that must be included under GAAP and because they involve the exercise of judgment as to which charges should be excluded from the non-GAAP financial measure. EBITDA has material limitations as a performance measure because it excludes (1) interest expense, which is a necessary element of our costs and ability to generate revenues because we borrow money to finance our operations, (2) depreciation, which is a necessary element of our costs and ability to generate revenues because we use capital assets, and (3) income taxes, which we are required to pay. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from EBITDA and by presenting comparable GAAP measures more prominently in our disclosures.

(2)	Historical information does not include RHB backlog prior to December 31, 2007 or RLW backlog. Pro forma backlog does include RLW backlog of approximately $94 million as of December 31, 2008 and $198 million as of September 30, 2009. Backlog is our estimate of the revenues that we expect to earn in future periods on our construction projects. We generally add the anticipated revenue value of each new project to our backlog when management reasonably determines that we will be awarded the contract and there are no known impediments to being awarded the contract. We deduct from backlog the revenues earned on each project during the applicable fiscal period. As construction on our projects progresses, we also increase or decrease backlog to take into account our estimates of the effects of changes in estimated quantities, changed conditions, change orders and other variations from initially anticipated contract revenues, including completion penalties and bonuses. At September 30, 2009, our pro forma backlog included approximately $142 million of expected revenues for which the contracts had not yet been officially awarded or finalized as to price. Historically, subsequent non-awards of contracts or finalization of price have not materially affected our backlog, results of operations or financial condition.

RISK FACTORS

An investment in our common stock involves various risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus supplement and the accompanying prospectus, including our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those we believe to be the material risks we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.

Risks Relating to Our Business

If we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract.

The majority of our revenues and backlog are derived from fixed unit price contracts. Some of our revenues are derived from lump sum contracts. Fixed unit price contracts require us to perform the contract for a fixed unit price based on approved quantities irrespective of our actual costs. Lump sum contracts require that the total amount of work be performed for a single price irrespective of our actual costs. We realize a profit on our contracts only if we successfully estimate our costs and then successfully control actual costs and avoid cost overruns, and our revenues exceed actual costs. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. The final results under these types of contracts could negatively affect our cash flow, earnings and financial position.

The costs incurred and gross profit realized on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

•	onsite conditions that differ from those assumed in the original bid or contract;

•	failure to include materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract;

•	delays caused by weather conditions;

•	contract or project modifications creating unanticipated costs not covered by change orders;

•	changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials (such as stone, gravel, sand and oil for asphalt paving), as well as fuel and lubricants for our equipment;

•	inability to predict the costs of accessing and producing aggregates and purchasing oil required for asphalt paving projects;

•	availability and skill level of workers in the geographic location of a project;

•	failure by our suppliers, subcontractors, designers, engineers, joint venture partners or customers to perform their obligations;

•	fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, joint venture partners or customers or our own personnel;

•	mechanical problems with our machinery or equipment;

•	citations issued by any governmental authority, including the Occupational Safety and Health Administration;

•	difficulties in obtaining required governmental permits or approvals;

•	changes in applicable laws and regulations; and

•	claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part.

Many of our contracts with public sector customers contain provisions that purport to shift some or all of the above risks from the customer to us, even in cases where the customer is partly at fault. Our experience has often been that public sector customers have been willing to negotiate equitable adjustments in the contract compensation or completion time provisions if unexpected circumstances arise. Public sector customers may seek to impose contractual risk-shifting provisions more aggressively, and we could face increased risks, which may adversely affect our cash flow, earnings and financial position.

We may be unable to sustain our historical revenue growth rate and maintain our profitability.

Our revenue has grown rapidly in recent years. However, we may be unable to sustain these recent revenue growth rates for a variety of reasons, including decreased government funding for infrastructure projects, limits on additional growth in our current markets, reduced spending by our customers, an increased number of competitors, less success in competitive bidding for contracts, limitations on access to necessary working capital and investment capital to sustain growth, limitations on access to bonding to support increased contracts and operations, inability to hire and retain essential personnel and to acquire equipment to support growth, and inability to identify acquisition candidates and successfully acquire and integrate them into our business. Due to some of these factors, we anticipate that our revenues and net income attributable to Sterling common stockholders for 2010, before including the results of operations of RLW, will be below, and could be substantially below, the results that we expect to achieve for 2009. A substantial decline in our revenue could have a material adverse effect on our financial condition and results of operations if we are unable to reduce our operating expenses at the same rate.

Economic downturns or reductions in government funding of infrastructure projects could reduce our revenues and profits and have a material adverse effect on our results of operations.

Our business is highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels. Spending on infrastructure could decline for numerous reasons, including decreased revenues received by state and local governments for spending on such projects, including federal funding. The nationwide decline in home sales, the increase in foreclosures and a prolonged recession have resulted in decreases in property taxes and some other local taxes, which are among the sources of funding for municipal road, bridge and water infrastructure construction. State spending on highway and other projects can be adversely affected by decreases or delays in, or uncertainties regarding, federal highway funding, which could adversely affect us. We are reliant upon contracts with TXDOT, UDOT and NDOT for a significant portion of our revenues.

Recent reductions in miles driven in the U.S. and more fuel efficient vehicles have reduced federal and state gasoline taxes and tolls collected. In addition, the federal government has not renewed the SAFETEA-LU bill, which provided states with substantial funding for transportation infrastructure projects. Because the SAFETEA-LU bill expired on September 30, 2009, the federal government rescinded a portion of the funding previously committed to be provided to the states in 2009, with interim financial assistance being extended on a month-to-month basis, most recently through December 18, 2009, at approximately 70% of the prior year SAFETEA-LU levels. Reductions in federal funding will negatively impact the states’ highway and bridge construction expenditures for 2010. We are unable to predict when or on what terms the federal government might renew the SAFETEA-LU bill or enact other similar legislation.

While our business includes only minimal residential and commercial infrastructure work, the severe fall-off in new projects in those markets has resulted in some residential and commercial infrastructure contractors bidding on smaller public sector transportation and water infrastructure projects, sometimes at bid levels below our break-even pricing. Traditional competitors on larger transportation and water infrastructure projects also appear to have been bidding at less than normal margins in order to replenish their reduced backlogs. These conditions have increased competition and created downward pressure on bid prices in our markets. These and other factors have limited our ability to maintain or increase our backlog through successful bids for new projects and have limited the profitability of new projects that we do obtain through successful bids. These adverse competitive trends may continue or worsen.

We operate in Texas, Utah, Nevada and to a small extent in other states, and adverse changes to the economy and business environment in those states have had an adverse effect on, and could continue to adversely affect, our operations, which could lead to lower revenues and reduced profitability.

We operate primarily in Texas, Utah and Nevada.  Because of this concentration in specific geographic locations, we are susceptible to fluctuations in our business caused by adverse economic or other conditions in these regions, including natural or other disasters. The stagnant or depressed economy, to varying degrees, in Texas, Utah and Nevada have adversely affected, and could continue to adversely effect, our business and results of operations.

The cancellation of significant contracts or our disqualification from bidding for new contracts could reduce our revenues and profits and have a material adverse effect on our results of operations.

Contracts that we enter into with governmental entities can usually be canceled at any time by them with payment only for the work already completed. In addition, we could be prohibited from bidding on certain governmental contracts if we fail to maintain qualifications required by those entities. A cancellation of an unfinished contract or our debarment from the bidding process could cause our equipment and work crews to be idled for a significant period of time until other comparable work became available, which could have a material adverse effect on our business and results of operations.

Our acquisition strategy involves a number of risks.

We intend to continue pursuing growth through the acquisition of companies or assets that may enable us to expand our project skill-sets and capabilities, enlarge our geographic markets, add experienced management and enhance our ability to bid on larger contracts. However, we may be unable to implement this growth strategy if we cannot reach agreements for potential acquisitions on acceptable terms or for other reasons. Moreover, our acquisition strategy involves certain risks, including:

•	difficulties in the integration of operations and systems;

•	difficulties applying our expertise in one market into another market;

•	regulatory requirements that impose restrictions on bidding for certain projects because of historical operations by Sterling or the acquired company;

•	the key personnel, customers and project partners of the acquired company may terminate or diminish their relationships with the acquired company;

•	we may experience additional financial and accounting challenges and complexities in areas such as tax planning and financial reporting;

•	we may assume or be held liable for risks and liabilities (including for environmental-related costs and liabilities) as a result of our acquisitions, some of which we may not discover during our due diligence;

•	we may not adequately anticipate competitive and other market factors applicable to the acquired company;

•	our ongoing business may be disrupted or receive insufficient management attention; and

•	we may not be able to realize cost savings or other financial benefits we anticipated.

Future acquisitions may require us to obtain additional equity or debt financing, as well as additional surety bonding capacity, which may not be available on terms acceptable to us or at all. Moreover, to the extent that any acquisition results in additional goodwill, it will reduce our tangible net worth, which might have an adverse effect on our credit and bonding capacity.

Our industry is highly competitive, with a variety of companies competing against us, and our failure to compete effectively could reduce the number of new contracts awarded to us or adversely affect our margins on contracts awarded.

A majority of the contracts on which we bid are awarded through a competitive bid process, with awards generally being made to the lowest bidder, but sometimes recognizing other factors, such as shorter contract schedules or prior experience with the customer. For our design-build, CM/GC and other alternative methods of delivering projects, reputation, marketing efforts, quality of design and minimizing public inconvenience are also significant factors considered in awarding contracts, in addition to cost. Within our markets, we compete with many national, regional and local construction firms. Some of these competitors have achieved greater market penetration than we have in the markets in which we compete, and some have greater financial and other resources than we do. In addition, there are a number of national companies in our industry that are larger than we are and that, if they so desire, could establish a presence in our markets and compete with us for contracts.

In some markets where residential and commercial projects have significantly diminished, the bidding environment in our markets has been much more competitive as construction companies that lack available work in those markets have begun bidding on projects in our markets, sometimes at bid levels below our break-even pricing. In addition, traditional competitors on larger transportation and water infrastructure projects also appear to have been bidding at less than normal margins in order to replenish their reduced backlogs. As a result, we may need to accept lower contract margins in order to compete against competitors that have the ability to accept awards at lower prices or have a pre-existing relationship with a customer.

In addition, if the use of design-build, CM/GC and other alternative project delivery methods continues to increase and we are not able to further develop our capabilities and reputation in connection with these alternative delivery methods, we will be at a competitive disadvantage, which may have a material adverse effect on our financial position, results of operations, cash flows and prospects. If we are unable to compete successfully in our markets, our relative market share and profits could also be reduced.

Our dependence on subcontractors and suppliers of materials (including petroleum-based products) could increase our costs and impair our ability to complete contracts on a timely basis or at all, which would adversely affect our profits and cash flow.

We rely on third-party subcontractors to perform some of the work on many of our contracts. We generally do not bid on contracts unless we have the necessary subcontractors committed for the anticipated scope of the contract and at prices that we have included in our bid, except for trucking arrangements needed for our Nevada operations. Therefore, to the extent that we cannot engage subcontractors, our ability to bid for contracts may be impaired. In addition, if a subcontractor is unable to deliver its services according to the negotiated terms for any reason, including the deterioration of its financial condition, we may suffer delays and be required to purchase the services from another source at a higher price or incur other unanticipated costs. This may reduce the profit to be realized, or result in a loss, on a contract.

We also rely on third-party suppliers to provide most of the materials (including aggregates, cement, asphalt, concrete, steel, pipe, oil and fuel) for our contracts, except in Nevada where we source and produce most of our own aggregates. We do not own or operate any quarries in Texas or Utah. We normally do not bid on contracts unless we have commitments from suppliers for the materials required to complete the contract and at prices that we have included in our bid, except for some aggregates we use in our Nevada construction projects. Thus, to the extent that we cannot obtain commitments from our suppliers for materials, our ability to bid for contracts may be impaired. In addition, if a supplier is unable to deliver materials according to the negotiated terms of a supply agreement for any reason, including the deterioration of its financial condition, we may suffer delays and be required to purchase the materials from another source at a higher price or incur other unanticipated costs. This may reduce the profit to be realized, or result in a loss, on a contract.

Diesel fuel and other petroleum-based products are utilized to operate the plants and equipment on which we rely to perform our construction contracts. In addition, our asphalt plants and suppliers use oil in combination with aggregates to produce asphalt used in our road and highway construction projects. Decreased supplies of such products relative to demand, unavailability of petroleum supplies due to refinery turnarounds, and other factors can increase the cost of such products. Future increases in the costs of fuel and other petroleum-based products used in our business, particularly if a bid has been submitted for a contract and the costs of such products have been estimated at amounts less than the actual costs thereof, could result in a lower profit, or a loss, on a contract.

We may not accurately assess the quality, and we may not accurately estimate the quality, quantity, availability and cost, of aggregates we plan to produce, particularly for projects in rural areas of Nevada, which could have a material adverse effect on our results of operations.

Particularly for projects in rural areas of Nevada, we typically estimate the quality, quantity, availability and cost for anticipated aggregate sources that we have not previously used to produce aggregates, which increases the risk that our estimates may be inaccurate. Inaccuracies in our estimates regarding aggregates could result in significantly higher costs to supply aggregates needed for our projects, as well as potential delays and other inefficiencies. As a result, our failure to accurately assess the quality, quantity, availability and cost of aggregates could cause us to incur losses, which could materially adversely affect our results of operations.

We may not be able to fully realize the revenue anticipated by our reported backlog.

Backlog is our estimate of the revenues that we expect to earn in future periods on our construction projects. We generally add the anticipated revenue value of each new project to our backlog when management reasonably determines that we will be awarded the contract and there are no known impediments to being awarded the contract. We deduct from backlog the revenues earned on each project during the applicable fiscal period. As construction on our projects progresses, we also increase or decrease backlog to take into account our estimates of the effects of changes in estimated quantities, changed conditions, change orders and other variations from initially anticipated contract revenues, including completion penalties and bonuses. Actual results may differ from the expectations and estimates we rely upon in determining backlog.

Most of the contracts with our public sector customers can be terminated at their discretion. If a customer cancels, suspends, delays or reduces a contract, we may be reimbursed for certain costs but typically will not be able to bill the total amount that had been reflected in our backlog. Cancellation of one or more contracts that constitute a large percentage of our backlog, and our inability to find a substitute contract, would have a material adverse effect on our business, results of operations and financial condition.

If we are unable to attract and retain key personnel and skilled labor, or if we encounter labor difficulties, our ability to bid for and successfully complete contracts may be negatively impacted.

Our ability to attract and retain reliable, qualified personnel is a significant factor that enables us to successfully bid for and profitably complete our work. This includes members of our management, project managers, estimators, supervisors, foremen, equipment operators and laborers. The loss of the services of any of our management could have a material adverse effect on us. Our future success will also depend on our ability to hire and retain, or to attract when needed, highly-skilled personnel. If competition for these employees is intense, we could experience difficulty hiring and retaining the personnel necessary to support our business. If we do not succeed in retaining our current employees and attracting, developing and retaining new highly-skilled employees, our reputation may be harmed and our operations and future earnings may be negatively impacted.

We rely heavily on immigrant labor. We have taken steps that we believe are sufficient and appropriate to ensure compliance with immigration laws. However, we cannot provide assurance that we have identified, or will identify in the future, all illegal immigrants who work for us. Our failure to identify illegal immigrants who work for us may result in fines or other penalties being imposed upon us, which could have a material adverse effect on our operations, results of operations and financial condition.

In Nevada, a substantial number of our equipment operators and laborers are unionized. Any work stoppage or other labor dispute involving our unionized workforce would have a material adverse effect on our operations and operating results in Nevada.

Our contracts may require us to perform extra or change order work, which can result in disputes and adversely affect our working capital, profits and cash flows.

Our contracts often require us to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the extra work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These disputes may not be settled to our satisfaction. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of such work for a lengthy period of time until the change order is approved by the customer and we are paid by the customer.

To the extent that actual recoveries with respect to change orders or amounts subject to contract disputes or claims are less than the estimates used in our financial statements, the amount of any shortfall will reduce our future revenues and profits, and this could have a material adverse effect on our reported working capital and results of operations. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other project work and our ability to meet specified contract milestone dates.

Our failure to meet schedule or performance requirements of our contracts could adversely affect us.

In most cases, our contracts require completion by a scheduled acceptance date. Failure to meet any such schedule could result in additional costs, penalties or liquidated damages being assessed against us, and these could exceed projected profit margins on the contract. Performance problems on existing and future contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within the industry and among our customers.

The design-build project delivery method subjects us to the risk of design errors and omissions.

In the event of a design error or omission causing damages with respect to one of our design-build projects, we could be liable. Although we pass design responsibility on to the engineering firms that we engage to perform design services on our behalf for these projects, in the event of a design error or omission causing damages, there is risk that the engineering firm, its professional liability insurance, and the errors and omissions insurance that they and we purchase will not fully protect us from costs or liabilities. Any liabilities resulting from an asserted design defect with respect to our construction projects may have a material adverse effect on our financial position, results of operations and cash flows.

Adverse weather conditions may cause delays, which could slow completion of our contracts and negatively affect our revenues and cash flow.

Because all of our construction projects are built outdoors, work on our contracts is subject to unpredictable weather conditions, which could become more frequent or severe if general climatic changes occur. For example, evacuations in Texas due to Hurricanes Rita and Ike resulted in our inability to perform work on all Houston-area contracts for several days. Lengthy periods of wet or cold winter weather will generally interrupt construction, and this can lead to under-utilization of crews and equipment, resulting in less efficient rates of overhead recovery. For example, during the first nine months of 2007, we experienced an above-average number of days and amount of rainfall across our Texas markets, which impeded our ability to work on construction projects and reduced our gross profit. During the late fall to early spring months of the year, our work on construction projects in Nevada and Utah may also be curtailed because of snow and other work-limiting weather. While revenues can be recovered following a period of bad weather, it is generally impossible to recover the cost of inefficiencies, and significant periods of bad weather typically reduce profitability of affected contracts both in the current period and during the future life of affected contracts. Such reductions in contract profitability negatively affect our results of operations in current and future periods until the affected contracts are completed.

Timing of the award and performance of new contracts could have an adverse effect on our operating results and cash flow.

It is generally very difficult to predict whether and when new contracts will be offered for tender, as these contracts frequently involve a lengthy and complex design and bidding process, which is affected by a number of factors, such as market conditions, funding arrangements and governmental approvals. Because of these factors, our results of operations and cash flows may fluctuate from quarter to quarter and year to year, and the fluctuation may be substantial.

The uncertainty of the timing of contract awards may also present difficulties in matching the size of our equipment fleet and work crews with contract needs. In some cases, we may maintain and bear the cost of more equipment and ready work crews than are currently required, in anticipation of future needs for existing contracts or expected future contracts. If a contract is delayed or an expected contract award is not received, we would incur costs that could have a material adverse effect on our anticipated profit.

In addition, the timing of the revenues, earnings and cash flows from our contracts can be delayed by a number of factors, including adverse weather conditions, such as prolonged or intense periods of rain, snow, storms or flooding; delays in receiving material and equipment from suppliers and services from subcontractors; and changes in the scope of work to be performed. Such delays, if they occur, could have adverse effects on our operating results for current and future periods until the affected contracts are completed.

Our participation in construction joint ventures exposes us to liability and/or harm to our reputation for failures of our partners.

As part of our business, we are a party to joint venture arrangements, pursuant to which we typically jointly bid on and execute particular projects with other companies in the construction industry. Success on these joint projects depends upon managing the risks discussed in the various risks described in these “Risk Factors” and on whether our joint venture partners satisfy their contractual obligations.

We and our joint venture partners are generally jointly and severally liable for all liabilities and obligations of our joint ventures. If a joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate share of a liability to make up for our partner’s shortfall. Furthermore, if we are unable to adequately address our partner’s performance issues, the customer may terminate the project, which could result in legal liability to us, harm our reputation and reduce our profit on a project.

In connection with acquisitions, including the RLW acquisition, certain counterparties to joint venture arrangements, which may include our historical direct competitors, may not desire to continue such arrangements with us and may terminate the joint venture arrangements or not enter into new arrangements. Any termination of a joint venture arrangement could cause us to reduce our backlog and could materially and adversely affect our business, results of operations and financial condition.

Our dependence on a limited number of customers could adversely affect our business and results of operations.

Due to the size and nature of our construction contracts, one or a few customers have in the past and may in the future represent a substantial portion of our consolidated revenues and gross profits in any one year or over a period of several consecutive years. For example, in 2008, approximately 54% of our revenue in Texas was generated from three customers, approximately 95% of our revenue in Nevada was generated from one customer and approximately 75% of RLW’s revenue in Utah was generated from one customer. Similarly, our backlog frequently reflects multiple contracts for individual customers; therefore, one customer may comprise a significant percentage of backlog at a certain point in time. An example of this is TXDOT, with which we had 14 contracts in our backlog at December 31, 2008. The loss of business from any one of such customers could have a material adverse effect on our business or results of operations. Because we do not maintain any reserves for payment defaults by customers, a default or delay in payment on a significant scale could materially adversely affect our business, results of operations and financial condition.

We may incur higher costs to lease, acquire and maintain equipment necessary for our operations, and the market value of our owned equipment may decline.

We have traditionally owned most of the construction equipment used to build our projects. To the extent that we are unable to buy construction equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of performing our contracts.

The equipment that we own or lease requires continuous maintenance, for which we maintain our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain third-party repair services, which could increase our costs. In addition, the market value of our equipment may unexpectedly decline at a faster rate than anticipated.

An inability to obtain bonding could limit the aggregate dollar amount of contracts that we are able to pursue.

As is customary in the construction business, we are required to provide surety bonds to our customers to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. Events that adversely affect the insurance and bonding markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. Our inability to obtain adequate bonding, and, as a result, to bid on new contracts, could have a material adverse effect on our future revenues and business prospects.

Our operations are subject to hazards that may cause personal injury or property damage, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.

Our workers are subject to the usual hazards associated with providing construction and related services on construction sites, plants and quarries. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. Except for RLW, which has workers compensation insurance, we self-insure our workers’ compensation and health claims, subject to stop-loss insurance coverage. We also maintain insurance coverage in amounts and against the risks that we believe are consistent with industry practice, but this insurance may not be adequate to cover all losses or liabilities that we may incur in our operations.

Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might also be required to use working capital to satisfy these claims rather than to maintain or expand our operations. To the extent that we experience a material increase in the frequency or severity of accidents or workers’ compensation and health claims, or unfavorable developments on existing claims, our operating results and financial condition could be materially and adversely affected.

Environmental and other regulatory matters could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse effect on our results of operations and financial condition.

Our operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air and water. We could be held liable for such contamination created not only from our own activities but also from the historical activities of others on our project sites or on properties that we acquire or lease. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Immigration laws require us to take certain steps intended to confirm the legal status of our immigrant labor force, but we may nonetheless unknowingly employ illegal immigrants. Violations of such laws and regulations could subject us to substantial fines and penalties, cleanup costs, third-party property damage or personal injury claims. In addition, these laws and regulations have become, and enforcement practices and compliance standards are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could require us to make substantial expenditures for, among other things, pollution control systems and other equipment that we do not currently possess, or the acquisition or modification of permits applicable to our activities.

Our aggregate quarry lease in Nevada could subject us to costs and liabilities. As lessee and operator of the quarry, we could be held responsible for any contamination or regulatory violations resulting from activities or operations at the quarry. Any such costs and liabilities could be significant and could materially and adversely affect our business, operating results and financial condition.

Terrorist attacks have impacted, and could continue to negatively impact, the U.S. economy and the markets in which we operate.

Terrorist attacks, like those that occurred on September 11, 2001, have contributed to economic instability in the United States, and further acts of terrorism, violence or war could affect the markets in which we operate, our business and our expectations. Armed hostilities may increase, or terrorist attacks, or responses from the United States, may lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability in the United States. These attacks or armed conflicts may affect our operations or those of our customers or suppliers and could impact our revenues, our production capability and our ability to complete contracts in a timely manner.

Risks Related to Our Financial Results and Financing Plans

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

To prepare financial statements in conformity with GAAP, management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Areas requiring significant estimates by our management include: contract costs and profits and application of percentage-of-completion accounting and revenue recognition of contract change order claims; provisions for uncollectible receivables and customer claims and recoveries of costs from subcontractors, suppliers and others; impairment of long-term assets; valuation of assets acquired and liabilities assumed in connection with business combinations; accruals for estimated liabilities, including litigation and insurance reserves; and stock-based compensation. Our actual results could differ from, and could require adjustments to, those estimates.

In particular, as is more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies,” we recognize contract revenue using the percentage-of-completion method. Under this method, estimated contract revenue is recognized by applying the percentage of completion of the contract for the period (based on the ratio of costs incurred to total estimated costs of a contract) to the total estimated revenue for the contract. Estimated contract losses are recognized in full when determined. Contract revenue and total cost estimates are reviewed and revised on a continuous basis as the work progresses and as change orders are initiated or approved, and adjustments based upon the percentage of completion are reflected in contract revenue in the accounting period when these estimates are revised. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract profit, we recognize a credit or a charge against current earnings, which could be material.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ability to obtain additional financing in the future will depend in part upon prevailing credit and equity market conditions, as well as conditions in our business and our operating results; such factors may adversely affect our efforts to arrange additional financing on terms satisfactory to us. We have pledged the proceeds and other rights under our construction contracts to our bond surety, and we have pledged substantially all of our other assets as collateral in connection with our credit facility and mortgage debt. As a result, we may have difficulty in obtaining additional financing in the future if such financing requires us to pledge assets as collateral. In addition, under our credit facility, we must obtain the consent of our lenders to incur any amount of additional debt from other sources (subject to certain exceptions). If future financing is obtained by the issuance of additional shares of common stock, our stockholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges.

We are subject to financial and other covenants under our credit facility that could limit our flexibility in managing our business.

We have a credit facility that restricts us from engaging in certain activities, including restrictions on our ability (subject to certain exceptions) to:

•	make distributions, pay dividends and buy back shares;

•	incur liens or encumbrances;

•	incur indebtedness;

•	guarantee obligations;

•	dispose of a material portion of assets or otherwise engage in a merger with a third party;

•	make acquisitions; and

•	incur losses for two consecutive quarters.

Our credit facility contains financial covenants that require us to maintain specified fixed charge coverage ratios, asset ratios and leverage ratios, and to maintain specified levels of tangible net worth. Our ability to borrow funds for any purpose will depend on our satisfying these tests. If we are unable to meet the terms of the financial covenants or fail to comply with any of the other restrictions contained in our credit facility, an event of default could occur. An event of default, if not waived by our lenders, could result in the acceleration of any outstanding indebtedness, causing such debt to become immediately due and payable. If such an acceleration occurs, we may not be able to repay such indebtedness on a timely basis. Acceleration of our credit facility could result in foreclosure on and loss of our operating assets. In the event of such foreclosure, we would be unable to conduct our business and forced to discontinue operations.

If we were required to write down all or part of our goodwill, our net earnings and net worth could be materially and adversely affected.

We had $57.0 million of goodwill recorded on our consolidated balance sheet at September 30, 2009. Based on a preliminary allocation of the purchase price, we added approximately $59 million of goodwill to our balance sheet as a result of the RLW acquisition. Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. If our market capitalization drops significantly below the amount of net equity recorded on our balance sheet, it might indicate a decline in our fair value and would require us to further evaluate whether our goodwill has been impaired. We perform an annual review of our goodwill and intangible assets to determine if they have become impaired, which would require us to write down the impaired portion of these assets. If we were required to write down all or a significant part of our goodwill, our net earnings and net worth could be materially and adversely affected.

Risks Related to Our Common Stock and This Offering

Market prices of our common stock have changed significantly and could change further.

The market price of our common stock may decline from its current levels in response to various factors and events beyond our control, including the following:

•	a shortfall in operating revenue or net income from that expected by securities analysts and investors;

•	changes in securities analysts’ estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

•	general conditions in our industry, including levels of government funding for infrastructure projects;

•	announcements of significant contracts by us or our competitors;

•	the passage of legislation or other regulatory developments that affect us adversely;

•	general conditions in the securities markets;

•	the limited trading volume of our common stock;

•	our issuance of a significant number of shares of our common stock, including upon exercise of employee stock options or warrants; and

•	the other risk factors described herein.

Limited trading volume of our common stock may contribute to its price volatility.

The average daily trading volume for our common stock as reported by the Nasdaq during the first eleven months of 2009 was approximately 143,000 shares. Even if we achieve a wider dissemination by means of the shares offered pursuant to this prospectus supplement and the accompanying prospectus, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

Fluctuations in our revenues, operating results and backlog may lead to reduced prices for our common stock.

Because our operating results are primarily generated from a limited number of significant construction contracts, operating results in any given fiscal quarter can vary depending on the progress achieved and changes in the estimated profitability of those particular contracts being reported. Progress on contracts may also be delayed by unanticipated adverse weather conditions. Such delays, if they occur, may result in fluctuating quarterly operating results and reduced profitability, which may in turn lead to reduced prices for our common stock.

Various factors described in this prospectus supplement and the documents incorporated herein by reference have adversely affected the levels of transportation and water infrastructure capital expenditures in our markets, reducing bidding opportunities to replace backlog and increasing competition for new projects. Assuming that these factors continue to affect infrastructure capital expenditures in our markets in the near term, and taking into account the amount of backlog we had at September 30, 2009 and the lower anticipated margin bid on some projects that we have recently been awarded and expect to start work on in 2010, we anticipate that our revenues and net income attributable to Sterling common stockholders for 2010, before the results of operations of RLW, will be below, and could be substantially below, the results we expect to achieve for 2009. Decreases in, or failure to attain anticipated levels of, revenues, operating results or backlog could adversely affect the market price of our common stock.

We currently do not intend to pay dividends on our common stock and, consequently, you will achieve a positive return on your investment in our common stock only if the market price of our common stock appreciates above the price that you pay for it.

We currently do not plan to declare dividends on shares of our common stock for the foreseeable future. Furthermore, the payment of dividends by us is restricted by our credit facility. See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you are able to sell your shares at a profit.

Future sales of our common stock in the public market could lower our stock price.

Our directors and executive officers will beneficially own approximately 1,069,891 shares of our common stock after completion of this offering. These stockholders will be free to sell those shares, subject to the limitations of Rule 144 or Rule 144(k) under the Securities Act of 1933, as amended, or the Securities Act (which are discussed under “Shares Eligible for Future Sale”), and, subject to certain exceptions, the 90-day lock-up agreements that these stockholders have entered into with the underwriters. The holders of warrants to purchase 334,046 shares of our common stock at November 30, 2009 have registration rights that allow them to participate in any future public offering of our shares (with certain exceptions). Registration of these restricted shares of common stock or shares purchasable under these warrants would permit their sale into the public market immediately. We cannot predict when these stockholders may sell their shares or in what volumes. However, the market price of our common stock could decline significantly if these stockholders sell a large number of shares into the public market after this offering or if the market believes that these sales may occur.

We may also issue our common stock from time to time as consideration for future acquisitions and investments. In the event that any such acquisition or investment is significant, the number of shares of our common stock that we may issue could in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisition and investment.

Delaware law and our charter documents may impede or discourage a takeover or change of control.

Certain provisions of our restated and amended certificate of incorporation, as amended, our bylaws and the provisions of Delaware law, individually or collectively, may impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which could affect the market price of our common stock.

CAUTIONARY COMMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus include statements that are, or may be considered to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are included throughout this prospectus supplement and the accompanying prospectus, including in the sections entitled “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “budget,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar terms and phrases to identify forward-looking statements in this prospectus supplement and the accompanying prospectus.

Forward-looking statements reflect our expectations as of the date of this prospectus supplement regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, that could result in our expectations not being realized or otherwise could materially affect our financial condition, results of operations and cash flows.

Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	changes in general economic conditions, including the current recession, reductions in federal, state and local government funding for infrastructure services and changes in those governments’ budgets, practices, laws and regulations;

•	delays or difficulties related to the completion of our projects, including additional costs, reductions in revenues or the payment of liquidated damages, or delays or difficulties related to obtaining required governmental permits and approvals;

•	actions of suppliers, subcontractors, design engineers, joint venture partners, customers, competitors, banks, surety companies and others which are beyond our control, including suppliers’ and subcontractors failure to perform;

•	the effects of estimates inherent in our percentage-of-completion accounting policies, including onsite conditions that differ materially from those assumed in our original bid, contract modifications, mechanical problems with our machinery or equipment and effects of other risks discussed in this prospectus supplement and the accompanying prospectus;

•	cost escalations associated with our contracts, including changes in availability, proximity and cost of materials such as steel, cement, concrete, aggregates, oil, fuel and other construction materials, and cost escalations associated with subcontractors and labor;

•	our dependence on a few significant customers;

•	adverse weather conditions; although we prepare our budgets and bid contracts based on historical rain and snowfall patterns, the incidence of rain, snow, hurricanes, etc., may differ materially from these expectations;

•	the presence of competitors with greater financial resources or lower margin requirements, and the impact of competitive bidders on our ability to obtain new backlog at reasonable margins acceptable to us;

•	our ability to successfully identify, finance, complete and integrate acquisitions;

•	citations issued by any governmental authority, including the Occupational Safety and Health Administration;

•	the current instability of financial institutions, which could cause losses on our cash and cash equivalents and short-term investments; and

•	the other factors incorporated by reference as described under “Risk Factors.”

In reading this prospectus supplement and the accompanying prospectus and the documents incorporated herein and therein by reference, you should consider these factors carefully in evaluating any forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements. Although we believe that our plans, intentions and expectations reflected in, or suggested by, the forward-looking statements that we make in this prospectus supplement and the accompanying prospectus are reasonable, we can provide no assurance that they will be achieved.

The forward-looking statements included in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein and therein are made only as of the date hereof or thereof, and we undertake no obligation to update any information contained in this prospectus supplement or the accompanying prospectus or in the documents incorporated herein or therein by reference or to publicly release the results of any revisions to any forward-looking statements to reflect events or circumstances that occur, or that we become aware of after the date of this prospectus supplement, except as may be required by applicable securities laws.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 2,400,000  shares of our common stock in this offering will be approximately $40.7 million ($46.8 million if the underwriters’ option to purchase additional shares is exercised in full), after deducting estimated underwriting discounts and estimated offering expenses.

We intend to use the net proceeds from this offering:

•	to repay indebtedness outstanding, if any, under our $75 million revolving credit facility; and

•	to strengthen our balance sheet, including our working capital and tangible net worth, in order to fund our business, provide liquidity for future growth and increase our bonding capacity.

At December 2, 2009, we had $5.0 million of revolving borrowings outstanding under our credit agreement with Comerica Bank, as a lender and as agent for the lenders from time to time party thereto. Borrowings under our credit agreement currently bear interest at an average rate of 3.25%. The credit agreement was entered into on October 31, 2007 and allows us to borrow up to $75 million subject to compliance with the requirements of the credit agreement. The amount of borrowings under our credit facility fluctuates from time to time. The actual amount of net proceeds from the offering used to repay our indebtedness under our credit facility will depend on the amounts that are outstanding at the time of the receipt of proceeds from the sale of shares of our common stock in this offering.

MARKET PRICE OF COMMON STOCK

Our common stock is traded on The NASDAQ Global Select Market under the symbol “STRL.” The quarterly market high and low sales prices for our common stock for 2007, 2008 and 2009 are summarized below:

	High	Low

Year Ended December 31, 2007
First Quarter	$22.74	$17.42
Second Quarter	$23.86	$18.90
Third Quarter	$23.97	$18.64
Fourth Quarter	$26.60	$20.45
Year Ended December 31, 2008
First Quarter	$21.84	$16.37
Second Quarter	$21.02	$18.70
Third Quarter	$20.80	$16.16
Fourth Quarter	$19.30	$9.40
Year Ending December 31, 2009
First Quarter	$19.99	$13.80
Second Quarter	$20.00	$12.52
Third Quarter	$18.48	$14.06
Fourth Quarter (through December 10, 2009)	$20.02	$14.76

On December 10, 2009, the closing sale price of our common stock as reported on NASDAQ was $18.93 per share. At November 30, 2009, there were approximately 1,170 holders of record of our common stock.

DIVIDEND POLICY

We have never paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings in our business, and we do not anticipate paying any cash dividends. Whether or not we declare any dividends will be at the discretion of our board of directors considering then-existing conditions, including the Company’s financial condition and results of operations, capital requirements, bonding prospects, contractual restrictions (including those under our credit facility), business prospects and other factors that our Board of Directors considers relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of September 30, 2009:

•	on an actual basis;

•	on a pro forma basis, assuming the RLW acquisition had been effected on September 30, 2009; and

•	on a pro forma as adjusted basis, assuming the RLW acquisition had been effected on September 30, 2009 and reflecting the application of the net proceeds from this offering, after deducting approximately $2.2 million for underwriting discounts payable by us and estimated offering expenses of approximately $400,000, as set forth under “Use of Proceeds.”

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	At September 30, 2009
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(Amounts in thousands, except share data)

Debt and put liabilities:
Current maturities of long-term debt(1)	$73	$73	$73
Long-term debt:
Revolving credit facility(2)	40,000	40,000	—
Mortgages	428	428	428

Total long-term debt	40,501	40,501	501
Put liabilities related to and noncontrolling owners’ interests in subsidiaries subsidiaries	7,568	23,068	23,068

Total debt and put liabilities	48,069	63,569	23,569
Stockholders’ equity:
Preferred stock, $0.01 par value, 1,000,000 shares authorized; no shares issued and outstanding	—	—	—
Common stock, $0.01 par value, 19,000,000 shares authorized; 13,285,244 shares issued and outstanding, actual; 13,285,244 shares issued and outstanding, pro forma; 15,685,244 shares issued and outstanding, pro forma as adjusted(3)	132	132	156
Additional paid-in capital	150,902	150,902	191,535
Retained earnings	32,034	32,034	32,034

Total Sterling common stockholders’ equity	183,068	183,068	223,725

Total capitalization	$231,137	$246,637	$247,294

(1)	The mortgage in the original principal amount of $1.1 million on land and facilities where our headquarters is located had a floating rate of interest at September 30, 2009 of 3.5% per annum, repayable over 15 years commencing in 2001. This mortgage is cross-collateralized with a prior mortgage on the land and equipment repair facilities, which were purchased in 1998, in the original amount of $500,000, repayable over 15 years with an interest rate of 9.3% per annum.

(2)	The revolving credit facility in place on September 30, 2009 provided for revolving loans up to a maximum of $75.0 million with a maturity date of October 31, 2012. The average interest rate on revolving debt outstanding during the nine months ended September 30, 2009 was approximately 3.25%. At December 2, 2009, we had $5.0 million of revolving borrowings outstanding under our credit agreement.

(3)	At September 30, 2009, we had 13,285,244 shares of common stock outstanding; 336,740 shares of common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price per share of $11.188; and 334,046 shares of common stock reserved for issuance upon the exercise of outstanding warrants at an exercise price per share of $1.50.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following tables set forth our summary historical financial and operating data for the periods indicated. The summary condensed consolidated statement of operations and cash flow data for the years ended December 31, 2006, 2007 and 2008, and the summary condensed consolidated balance sheet data as of December 31, 2007 and 2008, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus supplement. The summary condensed consolidated statement of operations and cash flow data for 2004 and 2005, and the condensed consolidated balance sheet data as of December 31, 2004, 2005 and 2006, have been derived from our audited consolidated financial statements, which are not included in this prospectus supplement. The summary condensed consolidated financial data as of and for the nine months ended September 30, 2008 and 2009, are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus supplement. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The summary historical financial and operating data as of and for the nine months ended September 30, 2009, are not necessarily indicative of the results that may be obtained for a full year.

The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus supplement.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2004	2005	2006	2007	2008	2008	2009
						(Unaudited)
	(In thousands, except per share data)

Statement of Operations Data:
Revenues	$132,478	$219,439	$249,348	$306,220	$415,074	$305,802	$319,170
Cost of revenues	119,217	195,683	220,801	272,534	373,102	273,389	272,238

Gross profit	13,261	23,756	28,547	33,686	41,972	32,413	46,932
General and administrative expenses, net	7,696	9,091	10,549	12,682	13,844	10,131	10,566

Operating income	5,565	14,665	17,998	21,004	28,128	22,282	36,366
Interest expense (income), net	1,456	1,336	(1,206)	(1,392)	(871)	(387)	(252)

Income from continuing operations before income taxes and earnings attributable to noncontrolling interest	4,109	13,329	19,204	22,396	28,999	22,669	36,618
Income tax (benefit) expense	(2,134)	2,788	6,566	7,890	10,025	7,616	12,154

Income from continuing operations	6,243	10,541	12,638	14,506	18,974	15,053	24,464
Income from discontinued operations	372	559	682	—	—	—	—

Net income	6,615	11,100	13,320	14,506	18,974	15,053	24,464
Net income attributable to the noncontrolling interest in earnings of subsidiary	(962)	—	—	(62)	(908)	(819)	(1,521)

Net income attributable to Sterling common stockholders	$5,653	$11,100	$13,320	$14,444	$18,066	$14,234	$22,943

						Nine Months Ended
	Year Ended December 31,					September 30,
	2004	2005	2006	2007	2008	2008	2009
						(Unaudited)
	(In thousands, except per share data)

Basic income per share attributable to Sterling common stockholders:
Continuing operations	$0.99	$1.36	$1.19	$1.31	$1.38	$1.09	$1.73
Discontinued operations	0.07	0.07	0.06	—	—	—	—

Net income	$1.06	$1.43	$1.25	$1.31	$1.38	$1.09	$1.73

Diluted income per share attributable to Sterling common stockholders:
Continuing operations	$0.75	$1.11	$1.08	$1.22	$1.32	$1.04	$1.67
Discontinued operations	0.05	0.05	0.06	—	—	—	—

Net income	$0.80	$1.16	$1.14	$1.22	$1.32	$1.04	$1.67

Weighted average number of shares outstanding used in computing per share amounts:
Basic	5,343	7,775	10,583	11,044	13,120	13,102	13,229
Diluted	7,028	9,538	11,714	11,836	13,702	13,703	13,733
Balance sheet data (end of period):
Cash and cash equivalents	$3,449	$22,267	$28,466	$80,649	$55,305	$62,094	$62,239
Short-term investments	—	—	26,169	54	24,379	17,383	41,231
Working capital	16,052	18,354	62,874	82,063	95,123	93,561	115,778
Total assets	89,544	118,455	167,772	274,515	289,615	296,713	308,871
Total debt	25,445	23,142	30,782	65,654	55,556	60,575	40,501
Total liabilities	54,336	69,842	76,781	135,903	130,499	142,952	125,803
Stockholders’ equity	35,208	48,612	90,991	138,612	159,116	153,761	183,068
Cash flow data from continuing operations:
Net cash provided by operating activities	$4,171	$31,266	$23,089	$29,542	$26,721	$18,929	$43,032
Net cash used in investing activities	(5,809)	(10,972)	(52,358)	(47,935)	(42,923)	(32,946)	(20,870)
Net cash provided by (used in) financing activities	2,436	(1,476)	35,468	70,576	(9,142)	(4,538)	(15,228)
Other operating data:
EBITDA (unaudited)(1)	$9,520	$20,288	$25,691	$30,486	$40,388	$31,220	$45,162
Capital expenditures	3,555	11,392	24,849	26,319	19,896	16,972	4,392
Backlog at end of period (unaudited)(2)	232,000	307,000	395,000	450,000	448,000	511,006	371,000

(1)	EBITDA is defined as income attributable to Sterling common stockholders before net interest income/expense, income tax expense, and depreciation and amortization. EBITDA is a non-GAAP financial measure that we use for our internal budgeting process, which excludes the effects of financing costs, income taxes and non-cash depreciation and amortization. Although EBITDA is a common alternative measure of performance used by investors, financial analysts and rating agencies to assess operating performance for companies in our industry, it is not a substitute for other GAAP financial measures such as net income or operating income as calculated and presented in accordance with GAAP. Furthermore, we believe that the non-GAAP EBITDA financial measure is useful to investors in providing greater transparency to the information used by management in its operational and investment decision making. Our non-GAAP financial measures may be different from such measures used by other companies. We urge you to review the GAAP financial measures included in this prospectus supplement and the accompanying prospectus and our consolidated financial statements, including the notes thereto, and the other financial information contained in this prospectus supplement and the accompanying prospectus and incorporated herein and therein by reference, and not to rely on any single financial measure to evaluate our business.

A reconciliation of income attributable to Sterling common stockholders to EBITDA for each of the fiscal periods indicated is as follows (in thousands):

						Nine Months Ended
	Year Ended December 31,					September 30,
	2004	2005	2006	2007	2008	2008	2009

Income attributable to Sterling common stockholders	$5,565	$11,100	$13,320	$14,444	$18,066	$14,234	$22,943
Depreciation and amortization	4,545	5,064	7,011	9,544	13,168	9,757	10,317
Interest expense (income),net	1,456	1,336	(1,206)	(1,392)	(871)	(387)	(252)
Income tax (benefit) expense	(2,134)	2,788	6,566	7,890	10,025	7,616	12,154

EBITDA	$9,520	$20,288	$25,691	$30,486	$40,388	$31,220	$45,162

Use of non-GAAP financial measures is subject to inherent limitations because they do not include all the expenses that must be included under GAAP and because they involve the exercise of judgment as to which charges should be excluded from the non-GAAP financial measure. EBITDA has material limitations as a performance measure because it excludes (1) interest expense, which is a necessary element of our costs and ability to generate revenues because we borrow money to finance our operations, (2) depreciation, which is a necessary element of our costs and ability to generate revenues because we use capital assets, and (3) income taxes, which we are required to pay. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from EBITDA and by presenting comparable GAAP measures more prominently in our disclosures.

(2)	Historical information does not include RHB backlog prior to December 31, 2007. Backlog is our estimate of the revenues that we expect to earn in future periods on our construction projects. We generally add the anticipated revenue value of each new project to our backlog when management reasonably determines that we will be awarded the contract and there are no known impediments to being awarded the contract. We deduct from backlog the revenues earned on each project during the applicable fiscal period. As construction on our projects progresses, we also increase or decrease backlog to take into account our estimates of the effects of changes in estimated quantities, changed conditions, change orders and other variations from initially anticipated contract revenues, including completion penalties and bonuses. At September 30, 2009, our backlog included approximately $76 million of expected revenues for which the contracts had not yet been officially awarded or the contract price had not been finalized. Historically, subsequent non-awards of contracts or finalization of contract price have not materially affected our backlog, results of operations or financial condition.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information gives pro forma effect to our acquisition of an 80% interest in RLW, accounted for as a business combination using the purchase method of accounting. The preliminary allocation of the purchase price used in the unaudited pro forma condensed combined financial information is based on management’s preliminary valuation. The estimates and assumptions are subject to change upon the finalization of valuations, which are contingent upon final appraisals of plant and equipment, identifiable intangible assets, adjustments to contract-related and other accounts through December 3, 2009 and the results of operations and other changes through December 31, 2009. Revisions to the preliminary purchase price allocation could result in significant deviations from the accompanying pro forma information.

The pro forma condensed combined statements of income reflect the acquisition of RLW as if it occurred on January 1, 2008. The historical results of operations included in the unaudited pro forma condensed combined statement of income for the fiscal year ended December 31, 2008 were derived from the audited financial statements of each entity, included elsewhere in this prospectus supplement. The historical results of operations included in the unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2009 were derived from the unaudited financial statements of each entity, included elsewhere in this prospectus supplement.

The pro forma condensed combined balance sheet reflects the acquisition of RLW as if it occurred on September 30, 2009. The historical balance sheets of Sterling Construction and RLW included in the unaudited pro forma condensed combined balance sheet were derived from the unaudited financial statements of each entity, included elsewhere in this prospectus supplement.

This unaudited pro forma condensed combined financial information has been prepared by management for illustrative purposes only. The unaudited pro forma condensed combined financial information is not intended to represent or be indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Sterling Construction and RLW been a combined company during the specified periods. The pro forma adjustments reflect, among other things, pre-closing distributions by RLW to its equity holders of certain assets and cash and securities that were not required for operation of the business. In addition, classifications of certain financial accounts of RLW may differ from those of Sterling. The unaudited pro forma condensed combined financial information reflects the acquisition of the interest in RLW, which we financed with a combination of cash and cash equivalents and proceeds from the sale of short-term securities. The proceeds of this offering have not been reflected in the pro forma results. The unaudited pro forma condensed combined financial information, including the notes thereto, is qualified in its entirety by reference to, and should be read in conjunction with, the historical financial statements and notes thereto of Sterling and RLW included elsewhere in this prospectus supplement and incorporated by reference herein.

STERLING CONSTRUCTION COMPANY, INC.

Unaudited Pro Forma Condensed Combined Balance Sheet
At September 30, 2009

			Pro Forma		Pro Forma
	Sterling	RLW	Adjustments		Combined

ASSETS
Current Assets
Cash and cash equivalents	$62,239	$12,676	$(69,887	)(a)(b)(d)(e)	$5,028
Short-term investments	41,231	18,027	(13,217	)(b)(c)(d)	46,041
Contracts receivable, including retainage	66,387	37,288	—		103,675
Costs and estimated earnings in excess of billings on uncompleted contracts	6,196	1,470	—		7,666
Inventories	1,224	264	—		1,488
Deposits and other current assets	1,257	128	—		1,385

Total Current Assets	178,534	69,853	(83,104)		165,283
Property and equipment, net	71,681	11,864	(714	)(c)	82,831
Investment in RLW	—	—	—	(e)(f)	—
Goodwill	57,232	—	58,625	(f)	115,857
Other assets, net	1,424	25	—		1,449

Total Assets	$308,871	$81,742	$(25,193)		$365,420

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$27,475	$20,810	$—		$48,285
Billings in excess of costs and estimated earnings of uncompleted contracts	25,693	17,911	—		43,604
Current maturities of long-term debt	73	2,096	(2,096	)(a)	73
Income taxes payable	23	—	—		23
Other accrued expenses	9,492	1,628	—		11,120

Total Current Liabilities	62,756	42,445	(2,096)		103,105
Commitments and Contingencies
Long-term Liabilities
Long-term debt, net of current maturities	40,428	4,780	(4,780	)(a)	40,428
Deferred tax liability, net	15,051	—	—		15,051
Put liabilities related to and noncontrolling owners’ interests in subsidiaries	7,568	—	16,200	(e)	23,768

Total Long-term Liabilities	63,047	4,780	11,420		79,247
Stockholders’ Equity
Preferred stock	—	—	—		—
Common stock	132	5	(5	)(f)	132
Additional paid-in capital	150,902	—	—		150,902
Retained earnings	32,034	34,512	(34,512	)(b)(c)(f)	32,034

Total Sterling Common Stockholders’ Equity	183,068	34,517	(34,517)		183,068

Total Liabilities and Stockholders’ Equity	$308,871	$81,742	$(25,193)		$365,420

See Pro Forma Adjustments and Explanatory Notes on next page.

STERLING CONSTRUCTION COMPANY, INC.

Unaudited Pro Forma Condensed Combined Balance Sheet
Pro Forma Adjustments and Explanatory Notes
At September 30, 2009
Amounts in thousands

Pro Forma Adjustments

(a)	RLW debt reduction payments
	Current maturities of long-term debt	$2,096
	Long-term debt, net of current maturities	4,780
	Cash and cash equivalents	(6,876)
(b)	Estimated withdrawals by RLW stockholders to reduce working capital and stockholders’ equity to amounts required under the Definitive Purchase Agreement
	Retained earnings	$11,066
	Cash and cash equivalents	(5,800)
	Short-term investments	(5,266)
(c)	Distributions of assets to RLW stockholders
	Retained earnings	$1,176
	Property and equipment	(714)
	Short-term investments	(462)
(d)	Liquidation of Sterling short-term investments to fund part of the purchase price
	Cash and cash equivalents	$7,489
	Short-term investments	(7,489)
(e)	Investment in RLW
	Investment in RLW	$(80,900)
	Cash	(64,700)
	Put liability related to and noncontrolling owners’ interests in RLW	(16,200)
(f)	Entries in consolidation to reflect goodwill, step-up in basis of property and equipment and noncontrolling interests in RLW
	Goodwill	$58,625
	Retained earnings	22,270
	Common stock	5
	Investment in RLW	(80,900)
Explanatory Notes

(1)	Summary of Purchase Price -
	Cash, cash equivalents and cash from sale of short-term investments	$64,700

	Total purchase price*	$64,700

	Pro Forma Preliminary Allocation of Purchase Price —
	Working capital	$11,100
	Property and equipment	11,150
	Other assets	25
	Goodwill	58,625
	Noncontrolling interests	(16,200)

	Total preliminary purchase price allocation*	$64,700

*	Pursuant to the terms of the Purchase Agreement, the purchase price is subject to adjustments when RLW’s working capital and tangible stockholders’ equity as of November 30, 2009, and the results of operations for the month of December 2009, are agreed upon by RLW’s selling stockholders and Sterling. The purchase price shown in the Pro Forma Condensed Combined Balance Sheet includes management’s estimate of such adjustments.

(2)	In 2013, the noncontrolling interest of 20% of RLW retained by the RLW noncontrolling interest holders may be put to Sterling, and Sterling has the right to call such interests. The price to be paid to the Sellers will be 20% of RLW’s simple average EBITDA for calendar years 2010, 2011 and 2012 multiplied by a multiple, as defined in the Purchase Agreement, not to be greater than 4.5 or less than 4.0. Such contingent consideration has been recorded in Pro Forma Entry (e) above at its estimated fair value at closing in accordance with GAAP.

(3)	The effect of the above pre-acquisition Pro Forma Adjustments of RLW on its historical working capital and stockholders’ equity is as follows:

			Working	Stockholders’
			Capital	Equity

Historical Balances of RLW as of September 30, 2009			$27,408	$34,517
(a	)	RLW debt reduction payments	(4,780)	—
(b	)	Estimated withdrawals by RLW stockholders to reduce working capital and stockholders’ equity to amounts required under the definitive purchase agreement	(11,066)	(11,066)
(c	)	Distributions of assets to RLW stockholders	(462)	(1,176)

		Pro Forma Balances of RLW as of September 30, 2009	$11,100	$22,275

STERLING CONSTRUCTION COMPANY, INC.

Unaudited Pro Forma Condensed Combined Statements of Income

	Year Ended December 31, 2008					Nine Months Ended September 30, 2009
			Pro Forma		Pro Forma			Pro Forma		Pro Forma
	Sterling	RLW	Adjustments		Combined	Sterling	RLW	Adjustments		Combined

Revenues	$415,074	$126,122	$—		$541,196	$319,170	$112,257	$—		$431,427
Costs of earned contract revenues	373,102	100,486	—		473,588	272,238	83,678	—		355,916

Gross profit	41,972	25,636	—		67,608	46,932	28,579	—		75,511
General and administrative expenses	(13,763)	(5,041)	—		(18,804)	(10,536)	(4,081)	—		(14,617)
Other income (expense)	(81)	(35)	—		(116)	(30)	21	—		(9)

Operating income	28,128	20,560	—		48,688	36,366	24,519	—		60,885
Interest and dividend income and gain on sale of investments	1,070	1,135	(1,091)	(a)(b)	1,114	406	510	(756)	(a)(b)	160
Interest expense	(199)	(120)	—		(319)	(154)	(160)	—		(314)

Income before income taxes and earnings attributable to noncontrolling interests	28,999	21,575	(1,091)		49,483	36,618	24,869	(756)		60,731
Income tax expense	(10,025)	—	(6,231)	(b)(d)	(16,256)	(12,154)	—	(7,361)	(b)(d)	(19,515)

Net income	18,974	21,575	(7,322)		33,227	24,464	24,869	(8,117)		41,216
Less: Net income attributable to noncontrolling interests in earnings of subsidiaries	(908)	—	(4,265)	(c)	(5,173)	(1,521)	—	(4,900)	(c)	(6,421)

Net income attributable to Sterling common stockholders	$18,066	$21,575	$(11,587)		$28,054	$22,943	$24,869	$(13,017)		$34,795

Net income per share attributable to Sterling common stockholders:
Basic	$1.38				$2.14	$1.73				$2.63
Diluted	$1.32				$2.05	$1.67				$2.53
Weighted average number of common shares outstanding used in computing per share amounts:
Basic	13,120				13,120	13,229				13,229
Diluted	13,702				13,702	13,733				13,733

See Pro Forma Adjustments and Explanatory Notes on next page.

STERLING CONSTRUCTION COMPANY, INC.

Unaudited Pro Forma Condensed Combined Statements of Income
Pro Forma Adjustments and Explanatory Notes

Pro Forma		Year Ended	Nine Months Ended
Adjustments		December 31, 2008	September 30, 2009
		(Amounts in thousands)

(a)	Reduction in interest/investment income for investments used in pro forma withdrawals of RLW stockholders--See Pro Forma Notes (a), (b) and (c) to Pro Forma Balance Sheet
	Interest and dividend income	$250	$368
	Retained earnings	(250)	(368)
(b)	Reduction in interest/investment income for investments used by Sterling in purchase of RLW
	Interest income	$841	$388
	Income tax expense	(294)	(136)
	Retained earnings	(547)	(252)
(c)	Noncontrolling interest in income of RLW, net of its portion of (a) above
	Noncontrolling interest — income statement	$4,265	$4,900
	Noncontrolling interest — balance sheet	(4,265)	(4,900)
(d)	Tax effect of Sterling’s 80% of RLW’s Net Income at federal and Utah net statutory rate of 38.25%
	Income tax expense	$6,525	$7,497
	Income taxes payable	(6,525)	(7,497)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the consolidated financial statements and the notes thereto included elsewhere in this prospectus supplement. Except where explicitly stated, this discussion does not include RLW’s historical results of operations. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus supplement and the accompanying prospectus should be read as applying to all forward-looking statements wherever they appear in this prospectus supplement and accompanying prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors,” “Cautionary Common Regarding Forward-Looking Statements” and elsewhere in this prospectus supplement and the accompanying prospectus and in the documents incorporated herein and therein by reference.

Overview

We are a leading heavy civil construction company that operates in one segment, heavy civil construction, through its subsidiaries, which specialize in the building, reconstruction and repair of transportation and water infrastructure primarily in large and growing markets in Texas and Nevada. Transportation infrastructure projects include highways, roads, bridges and light rail. Water infrastructure projects include water, wastewater and storm drainage systems. Sterling provides general contracting services primarily to public sector clients, including excavating, concrete and asphalt paving, installation of large-diameter water and wastewater distribution systems; construction of bridges and similar large structures; construction of light rail infrastructure; concrete batch plant operations, concrete crushing and aggregates. We perform the majority of the work required by our contracts with our own crews and equipment.

Our business was founded in 1955 and has a history of profitable growth, which we have achieved by expanding both our service profile and our market areas. This involves adding services, such as concrete operations, in order to capture a greater percentage of available work in current and potential markets. It also involves strategically expanding operations, either by establishing an office in a new market, often after having successfully bid on and completed a project in that market, or by acquiring a company that gives us an immediate entry into a market. On December 3, 2009, we acquired an 80% interest in Ralph L. Wadsworth Construction Company, LLC, which primarily has performed construction projects in Utah.

Critical Accounting Policies

Our significant accounting policies are described in Note 1 of Notes to Consolidated Financial Statements for the year ended December 31, 2008, included in this prospectus supplement, and conform to the FASB’s Accounting Standards Codification (or GAAP).

We operate in one segment and have only one reportable segment and one reporting unit component, heavy civil construction. Even if our local offices were to be considered separate components of our heavy civil construction operating segment, those components could be aggregated into a single reporting unit for purposes of testing goodwill for impairment under Accounting Standards Codification 50-11 and EITF D-101 because our local offices all have similar economic characteristics and are similar in all of the following areas:

•	The nature of the products and services — each of our local offices perform similar construction projects — they build, reconstruct and repair roads, highways, bridges, light and commuter rail and water, waste water and storm drainage systems.

•	The nature of the production processes — our heavy civil construction services rendered in the construction production process by each of on our construction projects performed by each local office is the same — they excavate dirt, remove existing pavement and pipe, lay aggregate or concrete pavement, pipe and rail and build bridges and similar large structures in order to complete our projects.

•	The type or class of customer for products and services — substantially all of our customers are federal and state departments of transportation, cities, counties, and regional water, rail and toll-road authorities. A substantial portion of the funding for the state departments of transportation to finance the projects we construct is furnished by the federal government.

•	The methods used to distribute products or provide services — the heavy civil construction services rendered on our projects are performed primarily with our own field work crews (laborers, equipment operators and supervisors) and equipment (backhoes, loaders, dozers, graders, cranes, pug mills, crushers, and concrete and asphalt plants).

•	The nature of the regulatory environment — we perform substantially all of our projects for federal, state and municipal governmental agencies, and all of the projects that we perform are subject to substantially similar regulation under U.S. and state department of transportation rules, including prevailing wage and hour laws; codes established by the federal government and municipalities regarding water and waste water systems installation; and laws and regulations relating to workplace safety and worker health of the U.S. Occupational Safety and Health Administration and to the employment of immigrants of the U.S. Department of Homeland Security.

The economic characteristics of our local offices are similar. While profit margin objectives included in contract bids have some variability from contract to contract, our profit margin objectives are not differentiated by our chief operating decision maker or our office management based on local office location. Instead, the projects undertaken by each local office are primarily competitively-bid, fixed-unit price contracts, all of which are bid based on achieving gross profit levels based on margin objectives that reflect the relevant skills required, the contract size and duration, the availability of our personnel and equipment, the makeup and level of our existing backlog, our competitive advantages and disadvantages, prior experience, the contracting agency or customer, the source of contract funding, anticipated start and completion dates, construction risks, penalties or incentives and general economic conditions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our business involves making significant estimates and assumptions in the normal course of business relating to our contracts due to, among other things, different project scopes and specifications, the long-term duration of our contract cycle and the type of contract utilized. Therefore, management believes that “Revenue Recognition” is the most important and critical accounting policy. The most significant estimates with regard to these financial statements relate to the estimating of total forecasted construction contract revenues, costs and profits for each project in accordance with accounting for long-term contracts. Actual results could differ from these estimates and such differences could be material.

Our estimates of contract revenue and cost are highly detailed. We believe, based on our experience, that our current systems of management and accounting controls allow management to produce reliable estimates of total contract revenue and cost for each project during any accounting period. However, many factors can and do change during a contract performance period, which can result in a change to contract profitability from one financial reporting period to another. Some of the factors that can adversely change the estimate of total contract revenue, cost and profit include differing site conditions (to the extent that contract remedies are unavailable), the failure of major material suppliers to deliver on time, the failure of subcontractors to perform as agreed, unusual weather conditions, our failure to achieve expected productivity and efficient use of labor and equipment and the inaccuracies of our original bid estimate. Because we have a large number of projects in process at any given time, these changes in estimates can sometimes offset each other without affecting overall profitability. However, significant changes in cost estimates, particularly on larger, more complex projects, can have a material impact on our financial statements and are reflected in our results of operations when they become known.

When recording revenue from change orders on contracts that have been approved as to scope but not price, we include in revenue an amount equal to the amount that we currently expect to recover from customers in relation to costs incurred by us for changes in contract specifications or designs, or other unanticipated additional costs. Revenue relating to change order claims is recognized only if it is probable that the revenue will be realized. When determining the likelihood of eventual recovery, we consider such factors as evaluation of entitlement, settlements reached to date and our experience with the customer. When new facts become known, an adjustment to the estimated recovery is made and reflected in the current period results.

Revenue Recognition

The majority of our contracts with our customers are “fixed unit price.” Under such contracts, we are committed to providing materials or services required by a contract at fixed unit prices (for example, dollars per cubic yard of concrete poured or per cubic yard of earth excavated). To minimize increases in the material prices and subcontracting costs used in submitting bids, we obtain firm quotations from our suppliers and subcontractors. After we are advised that our bid is the winning bid, we enter into firm contracts with most of our materials suppliers and sub-contractors, thereby mitigating the risk of future price variations affecting those contract costs. Such quotations do not include any quantity guarantees, and we therefore have no obligation for materials or subcontract services beyond those required to complete the respective contracts that we are awarded for which quotations have been provided. As a result, we have rarely been exposed to material price or availability risk on contracts in our contract backlog. Assuming performance by our suppliers and subcontractors, the principal remaining risks under our fixed price contracts relate to labor and equipment costs and productivity levels. Most of our state and municipal contracts provide for termination of the contract for the convenience of the owner, with provisions to pay us only for work performed through the date of termination.

We use the percentage of completion accounting method for construction contracts. Revenue is recognized as costs are incurred in an amount equal to cost plus the related expected profit based on the percentage of completion method of accounting in the ratio of costs incurred to estimated final costs. Contract cost consists of direct costs on contracts, including labor and materials, amounts payable to subcontractors and equipment expense (primarily depreciation, fuel, maintenance and repairs). Depreciation is computed using the straight-line method for construction equipment. Contract cost is recorded as incurred, and revisions in contract revenue and cost estimates are reflected in the accounting period when known.

The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of our estimates of the cost to finish uncompleted contracts. Our cost estimates for all of our significant contracts use a highly detailed “bottom up” approach, and we believe our experience allows us to produce reliable estimates. However, our projects can be highly complex, and in almost every case, the profit margin estimates for a contract will either increase or decrease to some extent from the amount that was originally estimated at the time of bid. Because we have a large number of projects of varying levels of size and complexity in process at any given time, these changes in estimates can sometimes offset each other without materially impacting our overall profitability. However, large changes in revenue or cost estimates can have a significant effect on profitability.

There are a number of factors that can contribute to changes in estimates of contract cost and profitability. The most significant of these include the completeness and accuracy of the original bid, recognition of costs associated with scope changes, extended overhead due to customer-related and weather-related delays, subcontractor and supplier performance issues, site conditions that differ from those assumed in the original bid (to the extent contract remedies are unavailable), the availability and skill level of workers in the geographic location of the project and changes in the availability and proximity of materials. The foregoing factors, as well as the stage of completion of contracts in process and the mix of contracts at different margins, may cause fluctuations in gross profit between periods, and these fluctuations may be significant.

Valuation of Long-Term Assets

Long-lived assets, which include property, equipment and acquired identifiable intangible assets, including goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment evaluations involve fair values and management estimates of useful asset lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management, and this could have a material effect on operating results and financial position. In addition, we had goodwill with a carrying amount of approximately $57 million at December 31, 2008 and, on a pro forma basis with the acquisition of RLW, approximately $116 million at September 30, 2009, which must be reviewed for impairment at least annually. We completed our annual impairment review for historical goodwill during the fourth quarter of 2008, and it did not result in an impairment.

Income Taxes

Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and, where necessary, establish a valuation allowance. We are subject to the alternative minimum tax, or AMT, and payments of AMT result in a reduction of our deferred tax liability.

Our deferred tax assets related to prior year NOLs for financial statement purposes were fully utilized during 2007. In addition to the utilization of those NOLs, we had available to us the excess tax benefit resulting from exercise of a significant number of non-qualified in-the-money options, which we utilized in the preparation of our 2008 federal income tax return. Accordingly, because we will no longer have offsets provided by the NOLs, a comparison of our future cash flows to our historic cash flows may not be meaningful.

Results of Operations

Backlog at September 30, 2009

At September 30, 2009, our backlog of construction projects was $371 million, as compared to $344 million at June 30, 2009 and $511 million at September 30, 2008. We were awarded or were the apparent low bidder on $242 million of new contracts in the first nine months of 2009, including $131 million in the third quarter of 2009, compared to $366 million of new contracts in the first nine months of 2008. Our contracts are typically completed in 12 to 36 months. At September 30, 2009, there was approximately $76 million of backlog where we were the apparent low bidder, but had not yet been formally awarded the contract or the contract price had not been finalized. Historically, subsequent non-awards of low bids have not materially affected our backlog or financial condition.

During the last quarter of 2008 and the first nine months of 2009, the bidding environment in our markets has been much more competitive because of the following:

•	While our business includes only minimal residential and commercial infrastructure work, the severe fall-off in new projects in those markets has resulted in some residential and commercial infrastructure contractors bidding on smaller public sector transportation and water infrastructure projects, sometimes at bid levels below our break-even pricing, thus increasing competition and creating downward pressure on bid prices in our markets.

•	Traditional competitors on larger transportation and water infrastructure projects also appear to have been bidding at less than normal margins in order to replenish their reduced backlogs.

These factors have limited our ability to maintain or increase our backlog through successful bids for new projects and have compressed the profitability on the new projects where we submitted successful bids. While we have recently been more aggressive in reducing the anticipated margins we use to bid on some projects, we have not bid at anticipated loss margins in order to obtain new backlog.

Recent reductions in miles driven in the U.S. and more fuel efficient vehicles have reduced federal and state gasoline taxes and tolls collected. In addition, the federal government has not renewed the SAFETEA-LU bill, which provided states with substantial funding for transportation infrastructure projects. Because the SAFETEA-LU bill expired on September 30, 2009, the federal government rescinded a portion of the funding previously committed to be provided to the states in 2009, with interim financial assistance being extended on a month-to-month basis, most recently through December 18, 2009, at approximately 70% of the prior year SAFETEA-LU levels. Reductions in federal funding will negatively impact the states’ highway and bridge construction expenditures for 2010. We are unable to predict when or on what terms the federal government might renew the SAFETEA-LU bill or enact other similar legislation.

Further, the nationwide decline in home sales, the increase in foreclosures and a prolonged recession have resulted in decreases in property taxes and some other local taxes, which are among the sources of funding for municipal road, bridge and water infrastructure construction.

These and other factors have adversely affected the levels of transportation and water infrastructure capital expenditures in our markets, reducing bidding opportunities to replace backlog and increasing competition for new projects. Assuming that these factors continue to affect infrastructure capital expenditures in our markets in the near term, and taking into account the amount of backlog we had at September 30, 2009 and the lower anticipated margin bid on some projects the Company has recently been awarded and expects to start work on in 2010, we anticipate that the Company’s revenues and net income attributable to Sterling common stockholders for 2010, before the results of operations of RLW, will be below, and could be substantially below, the results we expect to achieve for 2009.

We do, however, expect that our markets will ultimately recover from the conditions described above and that our backlog, revenues and income will return to levels more consistent with historical levels. However, we cannot predict the timing of such a return to historical normalcy in our markets. We believe that the Company is in a sound financial condition and has the resources and management experience to weather current market conditions and to continue to compete successfully for projects as they become available at acceptable profit margin levels. See “Business — Markets and Customers — Our Markets” for a more detailed discussion of our markets and their funding sources.

Three and Nine Months Ended September 30, 2009 Compared with Three and Nine Months Ended September 30, 2008.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2009	2008	% Change	2009	2008	% Change
	(Dollar amounts in thousands) (Unaudited):

Revenues	$103,929	$114,148	(9.0)%	$319,170	$305,802	4.4%
Gross profit	16,542	12,572	31.6%	46,932	32,413	44.8%
Gross margin	15.9%	11.0%	44.5%	14.7%	10.6%	38.7%
General, administrative and other expenses	(3,578)	(3,140)	13.9%	(10,566)	(10,131)	4.3%

Operating income	12,964	9,432	37.4%	36,366	22,282	63.2%
Operating margin	12.5%	8.3%	50.6%	11.4%	7.3%	56.2%
Interest income, net	77	159	(51.6)%	252	387	(34.9)%

Income before taxes and earnings attributable to the noncontrolling interest	13,041	9,591	36.0%	36,618	22,669	61.5%
Income taxes	(4,214)	(3,245)	29.9%	(12,154)	(7,616)	59.6%
Net income attributable to the noncontrolling interest in earnings of subsidiary	(735)	(368)	99.7%	(1,521)	(819)	85.7%

Net income attributable to Sterling common stockholders	$8,092	$5,978	35.4%	$22,943	$14,234	61.2%

Revenues.  Revenues increased $13.4 million in the nine months ended September 30, 2009 but decreased $10.2 million for the quarter ended September 30, 2009 over the comparable periods in 2008. The increase in revenue was primarily due to a higher level of crew and equipment resources utilized in the first two quarters of 2009 than in 2008 and better weather in the first nine months of 2009 than 2008. The better weather allowed our crews and equipment to work more productively during 2009 and make more progress towards completion of our contracts than in the comparable 2008 period.

During the third quarter of 2009, we began to reduce the number of our crews as a result of completing certain projects without a comparable increase in backlog. At September 30, 2009, our employees totaled 1,050 versus 1,172 at June 30, 2009. The lower crew level and equipment utilization in the third quarter of 2009 resulted in lower revenues in that quarter.

While revenues increased during the first nine months of 2009, we anticipate that our full year revenues for 2009 will be lower than our revenues for 2008. The results of our bidding efforts in the fourth quarter of 2009 will affect our revenues and net income for 2010.

Gross profit.  During 2008 and 2009, we have had as many as 60 contracts-in-progress at any one time, of various sizes, of different expected profitability and in various stages of completion. The nearer a contract progresses toward completion, the more visibility we have in refining our estimate of total revenues (including incentives, delay penalties and change orders), costs and gross profit. Thus gross profit as a percent of revenues can increase or decrease from comparable and sequential quarters due to variations among contracts and depending upon which contracts are just commencing or are at a more advanced stage of completion. At September 30, 2009, our contracts were on average at a more advanced stage of completion than were those in progress at the comparable 2008 period end.

The increases in gross profit of $4.0 million and $14.5 million for the third quarter and nine months ended September 30, 2009 over the comparable periods in 2008 were due to better execution on contracts-in-progress, and, as discussed above, differences in the mix in the stage of completion and profitability of contracts at September 30, 2009 compared to September 30, 2008. The gross margins of 15.9% and 14.7% in the 2009 periods are not expected to be indicative of the gross margins that the Company will achieve in subsequent periods in 2009 and 2010.

General and administrative expenses, net of other income.  General and administrative expenses, net of other income, increased by $438,000 in the third quarter of 2009 from 2008 and increased $435,000 for the nine months ended September 30, 2009 over the comparable period in 2008. The primary reasons for the higher G&A during the three and nine months ended September 30, 2009 versus the comparable periods in 2008 were increases in compensation, related payroll expense and professional fees, partially offset by lower G&A-type depreciation and business promotion expenses. As a percent of revenues, G&A, net of other income, was 3.4% and 3.3% for the three and nine months ended September 30, 2009, respectively, versus 2.8%, and 3.3% of revenues for the comparable three and nine month periods in 2008. General and administrative expenses and other income do not vary directly with the volume of work performed on contracts.

Income taxes.  Our effective income tax rates for the third quarter of 2009 and nine months ended September 30, 2009 were 32.3% and 33.2%, respectively, as compared to 33.8% for the third quarter of 2008 and 33.6% for the nine months ended September 30, 2008, and varied from the statutory rate as a result of various permanent differences, including the portion of earnings of a subsidiary taxed to the noncontrolling interest owner and production tax credit offset by the Texas franchise tax.

Fiscal Year Ended December 31, 2008 (2008) Compared with Fiscal Year Ended December 31, 2007 (2007).

	2008	2007	% Change
	(Dollar amounts in thousands)

Revenues	$415,074	$306,220	35.5%
Gross profit	41,972	33,686	24.6%
Gross margin	10.1%	11.0%	(8.2)%
General and administrative expenses, net	(13,763)	(13,231)	4.0%
Other income (loss)	(81)	549	(114.8)%

Operating income	28,128	21,004	33.9%
Operating margin	6.8%	6.9%	(1.5)%
Interest income	1,070	1,669	(35.9)%
Interest expense	(199)	(277)	28.2%

Income before taxes and earnings attributable to noncontrolling interest	28,999	22,396	29.5%
Income taxes	(10,025)	(7,890)	27.1%

Net income	18,974	14,506	32.8%
Net income attributable to noncontrolling interest in earnings of subsidiary	(908)	(62)	(1,364.5)%

Net income attributable to Sterling common stockholders	$18,066	$14,444	25.1%

Backlog, end of year	$448,000	$450,000	(0.4)%

Revenues.  Revenues increased $109 million, or 35.5%, from 2007 to 2008. A majority of the increase was due to the revenues earned by our Nevada operations, acquired on October 31, 2007, which were included in the consolidated results of operations for the full year of 2008 versus only two months in 2007. The remainder of the increase in revenues was the result of an increase in work performed by our Texas operations as a result of better weather throughout 2008 than 2007. Management estimates that revenues would have been $10 to $12 million greater had our Houston operations not been interrupted by Hurricane Ike and its after effects in September 2008. In addition, one of our oil suppliers in Nevada filed for bankruptcy in July 2008 and failed to furnish contracted oil for our production of asphalt on two of our jobs-in-progress, which delayed job performance and deferred approximately $25.0 million of revenue into 2009. Sterling has negotiated with NDOT and the profitability on these contracts was not materially impacted by this matter.

Contract receivables are directly related to revenues and include both amounts currently due and retainage. The increase of $6.2 million in contracts receivable to $60.6 million at December 31, 2008 versus 2007 is due to the increase in revenue for the year 2008. The days revenue in contract receivables is approximately 53 days and 65 days at December 31, 2008 and 2007, respectively. The days revenue in contract receivables would have been similar for the two years if the revenues of our Nevada operations had been included in our revenues for a full year in 2007.

Revenue in the fourth quarter of 2008 increased $21 million to $109 million versus 2007 for the same reasons as discussed above for the full year. See note 17 to the consolidated financial statements for the fiscal year ended December 31, 2008, included in this prospectus supplement, for unaudited quarterly financial information.

Gross profit.  Gross profit increased $8.3 million in 2008 over 2007. This was due to the contribution of our Nevada operations in 2008 and better weather in Texas during most of 2008 than during 2007 (other than for the period during Hurricane Ike), which allowed our crews and equipment to be more productive. While Hurricane Ike affected our work in 2008, a hurricane usually does not adversely affect our profitability as much as the consistent rainy periods we had in 2007. Our gross margin decreased in 2008 from 2007 because of operating inefficiencies on certain contracts in Texas, higher fuel costs and lower profit margins on certain contracts started in the last half of 2008. We expect the trend of lower profit margins on contract awards to continue at least in the first half of 2009.

Gross profit in the fourth quarter of 2008 decreased $2.5 million, or 21%, from the same quarter in 2007. Gross profit was 13.7% of revenues in the 2007 fourth quarter versus 8.7% in the fourth quarter of 2008 as a result of some unusually profitable municipal projects being performed primarily in the 2007 fourth quarter. Without those projects, the gross margins for the 2007 fourth quarter would have been more in line with normal margins, although still somewhat better than that of the fourth quarter of 2008.

Contract Backlog.  At December 31, 2008, our backlog of construction projects was $448 million, as compared to $450 million at December 31, 2007. We were awarded approximately $413 million of new projects and change orders and recognized $415 million of earned revenue in 2008. Approximately $69 million of the backlog at December 31, 2008 is expected to be completed after 2009. The decrease in backlog from 2007 was due to increased competition and economic conditions in certain of our markets.

General and administrative expenses, and other income.  General and administrative expenses, net, increased by $0.5 million in 2008 from 2007 primarily due to a full year of G&A at our Nevada operations offset by lower stock compensation expense.

Despite the increase in absolute G&A expenses, the percentage of G&A to revenue decreased to 3.3% in 2008 from 4.3% in 2007 as the Nevada operations’ G&A is not as large a percentage of revenues as Sterling’s G&A which includes corporate overhead and expenses associated with being a public company.

Other income decreased $0.6 million and consisted of gains and losses on disposal of equipment which depends on, among other things, age and condition of equipment disposed of, insurance recoveries and the market for used equipment.

Operating income.  Operating income increased $7.1 million due to the factors discussed above regarding gross profit and general and administrative expenses and other income.

Interest income and expense.  Net interest income was $0.5 million less for 2008 than 2007 due to a decrease in interest rates on cash and short-term investments combined with the imputed interest expense of $0.2 million on the put option related to the minority interest in RHB.

Income taxes.  Our effective income tax rate for the year ended December 31, 2008 was 34.6% compared to 35.2% for 2007. The difference between the effective tax rate and the statutory tax rate was due to the portion of earnings of a subsidiary taxed to the noncontrolling interest owner partially offset by the revised Texas franchise tax which became effective July 1, 2007.

Noncontrolling interest in earnings of subsidiary.  The increase of the noncontrolling interest in earnings of subsidiary of $0.8 million was due to the noncontrolling interest’s share of the results of RHB included in the consolidated results of operations for a full year in 2008 versus two months in 2007.

Fiscal Year Ended December 31, 2007 (2007) compared with Fiscal Year Ended December 31, 2006 (2006).

	2007	2006	% Change
	(Dollar amounts in thousands)

Revenues	$306,220	$249,348	22.8%
Gross profit	33,686	28,547	18.0%
Gross margin	11.0%	11.4%	(3.5)%
General and administrative expenses	(13,231)	(10,825)	22.0%
Other income	549	276	98.9%

Operating income	21,004	17,998	16.8%
Operating margin	6.9%	7.2%	(4.2)%
Interest income	1,669	1,426	17.0%
Interest expense	(277)	(220)	26.5%

Income from continuing operations before income taxes and noncontrolling interest	22,396	19,204	16.6%
Income taxes	7,890	6,566	20.2%

Income from continuing operations	14,506	12,638	14.8%
Income from discontinued operations, including gain on sale	—	682	(100.0)%

Net income	14,506	13,320	8.9%
Net income attributable to noncontrolling interest in earnings of subsidiary	(62)	—	100.0%

Net income attributable to Sterling common stockholders	$14,444	$13,320	8.4%

Contract backlog, end of year	$450,000	$395,000	13.9%

Revenues.  Revenues increased $57 million, or 23%, from 2006 to 2007 reflecting the effect of continued expansion of our construction fleet, addition of a concrete plant and addition of crews. Our workforce grew by 18% year-over-year, and we purchased over $36 million in property, plant and equipment, including that acquired in the purchase of RHB, within the twelve month period ending December 31, 2007.

The increased revenue came strictly from the state market resulting from Sterling being the successful low bidder in the state market which was assisted by an improved bidding climate in 2006 due to a large state highway program and increased total funding in the Dallas and Houston areas. The improvement in the weather in the fourth quarter of 2007 offset much of the lower than expected revenue of the first three quarters of 2007 due to heavy rainfall during those months. Due to seasonality of the Nevada market, the contracts of RHB had only a modest effect on revenues for the two months they were included in 2007 revenues. Contract receivables are directly related to revenues and include both amounts currently due and retainage. The increase of $11.6 million in contracts receivable to $54.4 million at December 31, 2007 versus 2006 is due to the increase in revenue for the year 2007. The days revenue in contract receivables was approximately 65 days and 62 days at December 31, 2007 and 2006, respectively. The increase in days revenue in contract receivables was primarily the result of the Nevada operations receivables at December 31, 2007.

Gross Profit.  The improvement in gross profits in 2007 was due principally to the increase in revenues. The slight margin reduction was attributable to a decrease of margin in backlog due to poor weather for the first three quarters of the year, and an increase in sales from the state contracts which have historically had lower gross margins than municipal contracts.

State highway contracts generally allow us to achieve greater revenue and gross profit production from our equipment and work crews, although on average the gross margins on this work tend to be slightly lower than on our water infrastructure contracts in the municipal markets. The lower margins reflect proportionally larger material inputs in the state contracts as we typically receive lower margins on materials than on labor. Partially offsetting the margin reduction was our ability to continue to redesign some jobs, achieve incentive awards and maintain good execution levels during dry weather. Due to the large number of contracts in different stages of completion and in different locations, it is not practical to quantify the impact of each of these matters on revenues and gross profit.

Contract Backlog.  The increase in contract backlog was related to the Nevada acquisition in 2007. There was $16 million included in our 2007 year-end backlog on which we were the apparent low bidder and were subsequently officially awarded these contracts. Historically, subsequent non-awards of contracts on such low bids have not materially affected our backlog or financial condition.

General and Administrative Expenses, Net of Other Income and Expense.  The increase in G&A in 2007 was principally due to higher employee expenses, including an increase in staff, and higher professional fees. Despite these increases in G&A expenses in support of our growing business, our ratio of G&A expenses to revenue remained essentially unchanged from 2006 to 2007, at 4%.

Operating Income.  The 2007 increase in operating income resulted principally from the higher revenues and gross profits as discussed above.

Interest Income and Expense.  The interest income net of interest expense remained virtually unchanged from 2006 to 2007 given the high cash and short term investments maintained throughout the year and the offering completed in December 2007. A total of $53,000 of interest expense was capitalized as part of our office and shop expansion.

Income Taxes.  Income taxes increased due to increased income, the Texas margin tax and an increase in the statutory tax rate.

Minority Interest.  On October 31, 2007, the Company acquired a 91.67% interest in RHB. The minority interest’s share of RHB’s income before income taxes was $62,000 for the two months ended December 31, 2007 that was included in the consolidated results of operations.

Net Income from Continuing Operations.  The 2007 increase in net income from continuing operations was the result of the various factors discussed above.

Discontinued Operations, Net of Tax.  Discontinued operations for 2006 represented the results of operations of our distribution business, which was operated by Steel City Products, LLC.

The distribution business was sold on October 27, 2006. Sterling recorded proceeds from the sale of approximately $5.4 million and recorded a pre-tax gain on the sale of approximately $249,000 and recorded $128,000 in income tax expense related to that gain in 2006.

Historical Cash Flows

The following table sets forth information about our cash flows for the years ended December 31, 2008, 2007 and 2006 and for the nine months ended September 30, 2009 and 2008.

	Nine Months Ended
	September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
	(Unaudited)
	(Amounts in thousands)

Cash and cash equivalents (at end of period)	$62,239	$62,094	$55,305	$80,649	$28,466
Net cash provided by (used in) continuing operations:
Operating activities	43,032	18,929	26,721	29,542	23,089
Investing activities	(20,870)	(32,946)	(42,923)	(47,935)	(52,358)
Financing activities	(15,228)	(4,538)	(9,142)	70,576	35,468
Increase (decrease) in cash and cash equivalents	$6,934	$(18,555)	(25,344)	52,183	6,199
Discontinued operations:
Operating activities	—	—	—	—	495
Investing activities	—	—	—	—	4,739
Financing activities	—	—	—	—	(5,357)
Supplementary information:
Capital expenditures	4,392	16,972	19,896	26,319	24,849
Working capital (at end of period)	115,778	93,561	95,123	82,063	62,874

Operating Activities

Significant non-cash items included in operating activities during the first nine months of 2009 were:

•	depreciation and amortization, which for the first nine months of 2009 totaled $10.3 million, an increase of $0.6 million from last year, as a result of the increase in the size of our construction fleet in 2008; and

•	deferred tax expense of $5.0 million in 2009 versus $6.3 million in 2008, mainly attributable to accelerated depreciation methods used on equipment and amortization of goodwill for tax purposes.

Besides net income of $22.9 million for the first nine months of 2009 and the non-cash items discussed above, significant components of cash flow were as follows:

•	contracts receivable and costs and estimated earnings in excess of billings increased by $4.5 million in the first nine months of 2009 due in part to the increase in revenues of $13.4 million, and in part due to the timing of billings on certain contracts, as compared to an increase of $17.1 million in those accounts in 2008;

•	billings in excess of costs and estimated earnings on uncompleted contracts increased $2.6 million as of September 30, 2009, versus a decrease of $0.2 million as of September 30, 2008, reflecting reductions in mobilization billings as more contracts had progressed towards completion;

•	accounts payable increased by $1.4 million in the first nine months of 2009 as compared to an increase of $3.3 million in the comparable period of 2008 as a result of the timing of payments to vendors; and

•	changes in other current assets and liabilities resulted in an increase in operating cash flows of $3.0 million for the first nine months of 2009 primarily due to a decrease in prepaid taxes and higher accruals for compensation and job related expenses partially offset by a reduction in the workers compensation accrual.

Investing activities

Expenditures for equipment and office and shop facilities totaled $4.4 million in the first nine months of 2009, compared with a total of $17.0 million of property and equipment purchases in the same period last year. Capital equipment is acquired as needed to support backlog and to replace retiring equipment. We plan to continue the replacement of equipment over the remainder of the year as required. The decrease in capital expenditures in the first nine months of 2009 was principally due to management’s cautious view regarding certain of the Company’s markets and current economic uncertainties. Unless such facts change, management expects capital expenditures in 2009 to be less than in 2008.

Also during the nine months ended September 30, 2009 and 2008, the Company had net purchases of short-term securities of $16.5 million and $17.3 million, respectively.

Financing activities

Financing activities in the first nine months of 2009 and 2008 primarily reflect a net reduction of $15.0 million and $5.0 million, respectively, in borrowings under our $75.0 million Credit Facility. The amount of borrowings under the Credit Facility is based on the Company’s expectations of working capital requirements.

Liquidity

The level of working capital for our construction business varies due to fluctuations in:

•	customer receivables and contract retentions;

•	costs and estimated earnings in excess of billings;

•	billings in excess of costs and estimated earnings;

•	the size and status of contract mobilization payments and progress billings; and

•	the amounts owed to suppliers and subcontractors.

Some of these fluctuations can be significant.

As of September 30, 2009, we had working capital of $115.8 million, an increase of $20.7 million over December 31, 2008. Working capital is an important element in expanding our bonding capacity, which enables us to bid on larger and longer duration projects. The increase in working capital was primarily the result of net income of $22.9 million plus depreciation and deferred tax expense totaling $15.4 million reduced by purchases of property and equipment of $4.4 million and net repayment of debt of $15.0 million.

The Company believes that it has sufficient liquid financial resources, including the unused portion of its Credit Facility, to fund its requirements for the next twelve months of operations, including its bonding requirements, and the Company expects no material adverse change in its liquidity. Future developments or events, such as an increase in our level of purchases of equipment to support significantly higher backlog or an acquisition of another company besides RLW could, however, affect our level of working capital.

Sources of Capital

Revolving Credit Facility

In addition to our available cash, cash equivalents and short-term investments balances and cash provided by operations, we use borrowings under our Credit Facility with Comerica Bank and its other syndicate members to finance our capital expenditures and working capital needs.

The Credit Facility, which is due in 2012, allows for borrowings of up to $75.0 million and is secured by all assets of the Company, other than proceeds and other rights under our construction contracts which are pledged to our bond surety. At September 30, 2009, the aggregate borrowings outstanding under the Credit Facility were $40.0 million, and the aggregate amount of letters of credit outstanding under the Credit Facility was $1.8 million, which reduces availability under the Credit Facility. Availability under the Credit Facility was therefore $33.2 million at September 30, 2009 without violating any of the financial covenants discussed in the next paragraph.

The Credit Facility requires the payment of a quarterly commitment fee of 0.25% per annum of the unused portion of the Credit Facility. At our election, the loans under the Credit Facility bear interest at either a LIBOR-based interest rate or a prime-based interest rate. The average interest rate on funds borrowed under the Credit Facility during the three months and nine months ended September 30, 2009 was approximately 3.25%. The Credit Facility is subject to our compliance with certain covenants, including financial covenants at quarter-end relating to fixed charges, leverage, tangible net worth, asset coverage and consolidated net losses. We were in compliance with all of these covenants at September 30, 2009 and, currently, we do not anticipate any problem with complying with these covenants.

The financial markets have recently experienced substantial volatility as a result of disruptions in the credit markets. To date we have experienced no difficulty in borrowing under our Credit Facility and no change in its terms.

Mortgages

In 2001, we completed the construction of a new headquarters building on land owned by us adjacent to our equipment repair facility in Houston. The building was financed principally through an additional mortgage of $1.1 million on the land and facilities at a floating interest rate which at September 30, 2009 was 3.50% per annum, repayable over 15 years.

Uses of Capital

Contractual Obligations

The following table sets forth our fixed, non-cancelable obligations at September 30, 2009.

	Payments Due by Period
		Less Than			More Than
	Total	One Year	1-3 Years	4-5 Years	5 Years
	(Amounts in thousands)

Credit Facility	$40,000	$—	$40,000	$—	$—
Operating leases	1,680	721	959	—	—
Mortgages	501	73	220	147	61

	$42,181	$794	$41,179	$147	$61

Our obligations for interest are not included in the table above as these amounts vary according to the levels of debt outstanding at any time. Interest on our Credit Facility is paid monthly and fluctuates with the balances outstanding during the year, as well as with fluctuations in interest rates. In 2009, interest on the Credit Facility was approximately $22,000. The mortgages are expected to have future annual interest expense payments of approximately $16,000 in less than one year, $34,000 in one to three years, $10,000 in four to five years and $1,000 for all years thereafter.

To manage risks of changes in the material prices and subcontracting costs used in submitting bids for construction contracts, we generally obtain firm quotations from our suppliers and subcontractors before submitting a bid. These quotations do not include any quantity guarantees, and we have no obligation for materials or subcontract services beyond those required to complete the contracts that we are awarded for which quotations have been provided.

As is customary in the construction business, we are required to provide surety bonds to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. We have pledged all proceeds and other rights under our construction contracts to our bond surety company. Events that affect the insurance and bonding markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. To date, we have not encountered difficulties or cost increases in obtaining new surety bonds.

Inflation

Until the first nine months of 2008, inflation had not had a material impact on our financial results; however, that period’s increases in fuel prices affected our cost of operations. Subsequent to September 30, 2008, prices we paid for oil and fuel decreased. Anticipated increases or reductions in these costs are considered in our bids to customers on proposed new construction projects.

Where we are the successful bidder on a project, we execute purchase orders with material suppliers and contracts with subcontractors covering the prices of most materials and services, other than oil and fuel products, thereby mitigating future price increases and supply disruptions. These purchase orders and contracts generally do not contain quantity guarantees and we generally have no obligation for materials and services beyond those required to complete the contracts with our customers. There can be no assurance that oil and fuel used in our business will be adequately covered by the estimated escalation we have included in our bids or that all of our vendors will fulfill their pricing and supply commitments under their purchase orders and contracts with the Company. We adjust our total estimated costs on our projects where we believe it is probable that we will have cost increases which will not be recovered from customers, vendors or re-engineering.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements other than operating leases shown in the table above under “Uses of Capital — Contractual Obligations.”

New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board, or FASB, established principles and requirements for how an acquirer of another business entity: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Also, all direct costs of the business combination must be charged to expense on the financial statements of the acquirer as incurred. The new standard revises previous guidance as to the recording of post-combination restructuring plan costs by requiring the acquirer to record such costs separately from the business combination. The adoption of this statement on January 1, 2009, did not have an effect on Sterling’s financial statements.

In September 2006, the FASB established a framework for measuring fair value which requires expanded disclosure about the information used to measure fair value. The standard applies whenever other statements require or permit assets or liabilities to be measured at fair value, and does not expand the use of fair value accounting in any new circumstances. We adopted this standard on January 1, 2009, which did not have a material impact on Sterling’s financial statements.

In December 2007, the FASB issued a standard clarifying previous guidance on how consolidated entities should account for and report noncontrolling interests in consolidated subsidiaries. The pronouncement standardizes the presentation of noncontrolling interests (formally referred to as “minority interests”) for both the consolidated balance sheet and income statement. As a result of adopting this standard on January 1, 2009, Sterling’s financial statements segregate net income as attributable to the Company’s common stockholders and noncontrolling owner’s interest.

In May 2009, the FASB set forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This standard became effective in the second quarter of 2009 and did not have a material impact on Sterling’s financial statements.

In June 2009, the FASB issued a standard to address the elimination of the concept of a qualifying special purpose entity. This standard will replace the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, this standard will provide more timely and useful information about an enterprise’s involvement with a variable interest entity. This standard will become effective in the first quarter of 2010. We do not expect the adoption of this statement to have a material impact on our consolidated financial statements.

In June 2009, the Accounting Standards Codification was established as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. This standard was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard did not have a material effect on Sterling’s financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Changes in interest rates are one of our sources of market risks. At September 30, 2009, $40 million of our outstanding indebtedness was at floating interest rates. Based on our average debt outstanding during 2009, we estimate that an increase of 1.0% in the interest rate would have resulted in an increase in our interest expense of approximately $6,000 in the first nine months of 2009.

To manage risks of changes in material prices and subcontracting costs used in tendering bids for construction contracts, we generally obtain firm price quotations from our suppliers and subcontractors, except for fuel and trucking, before submitting a bid. These quotations do not include any quantity guarantees, and we have no obligation for materials or subcontract services beyond those required to complete the respective contracts that we are awarded for which quotations have been provided.

During 2009, we commenced a strategy of investing in certain securities, the assets of which are a crude oil commodity pool. We believe that the gains and losses on these securities will tend to offset increases and decreases in the price we pay for diesel and gasoline fuel and reduce the volatility of such fuel costs in our operations. For the nine months ended September 30, 2009, the Company had a realized gain of $141,000 on these securities and an unrealized gain of $133,000. We will continue to evaluate this strategy and may increase or decrease our investment in these securities depending on our forecast of the diesel fuel market and our operational considerations. There can be no assurance that this strategy will be successful.

BUSINESS

General

We are a leading heavy civil construction company that specializes in the building, reconstruction and repair of transportation and water infrastructure. Transportation infrastructure projects include highways, roads, bridges, light rail and commuter rail. Water infrastructure projects include water, wastewater and storm drainage systems. We provide general contracting services primarily to public sector clients, including excavating, concrete and asphalt paving, installation of large-diameter water and wastewater distribution systems; construction of bridges and similar large structures; construction of light rail and commuter rail infrastructure; and concrete batch plant operations, concrete crushing and aggregates operations. We perform the majority of the work required by our contracts with our own crews and equipment.

Our business has a history of profitable growth, which we have achieved by expanding both our service profile and our market areas. This involves adding services, such as concrete operations and design-build project delivery capabilities, in order to capture a greater percentage of available work in current and potential markets. It also involves strategically expanding operations, either by establishing an office in a new market, often after having successfully bid on and completed a project in that market, or by acquiring a company that gives us an immediate entry into a market.

Recent RLW Acquisition

On December 3, 2009, we completed the acquisition of privately-owned RLW, which is headquartered in Draper, Utah, near Salt Lake City. RLW is a heavy civil construction business focused on the construction of bridges and other structures, roads and highways, and light and commuter rail projects, primarily in Utah, with licenses to do business in surrounding states. We paid approximately $64.7 million to acquire 80% of the equity interests in RLW, and, in 2013, we have the option to purchase, and the noncontrolling interest holders could require us to purchase, the remaining 20% from four related individuals who continue to manage the operations of RLW.

RLW’s largest customer is UDOT, which is responsible for planning, constructing, operating and maintaining the 6,000 miles of highway and over 1,700 bridges that make up the Utah state highway system. RLW strives to provide efficient, timely and profitable execution of construction projects, with a particular emphasis on structures and innovative construction methods. RLW has significant experience in obtaining and profitably executing “design-build” and “CM/GC” (construction manager/general contractor) projects. We believe that design-build, CM/GC and other alternative project delivery methods are increasingly being used by public sector customers as alternatives to the traditional fixed unit price low bid process. Approximately 89% of RLW’s backlog at September 30, 2009 was attributable to design-build and CM/GC projects. Since its founding in 1975, RLW has experienced profitable growth, capitalizing on high-quality execution of projects and strong customer relationships.

For the nine months ended September 30, 2009, RLW generated revenue, net income before taxes and EBITDA (earnings before interest, taxes, depreciation and amortization) of $112 million, $25 million and $26 million, respectively. We purchased RLW based on an assumed sustainable annual EBITDA in the range of $15 million to $20 million. See “Summary — Summary Historical and Pro Forma Financial and Operating Data” for a definition of EBITDA and a reconciliation of RLW’s net income to RLW’s EBITDA for the nine months ended September 30, 2009.

As of September 30, 2009, RLW had a backlog of approximately $198 million, which consisted of 30 projects for 9 customers. See “Selected Historical Financial and Operating Data” for information regarding how backlog is calculated.

Rationale for the RLW Acquisition

We acquired RLW for a number of reasons, including those listed below:

Opportunity to Expand on RLW’s Significant Experience in Design-Build, CM/GC and Other Project Delivery Methods.  We believe that heavy civil construction projects are increasingly being contracted and performed utilizing design-build, CM/GC and other alternative project delivery methods. Adding RLW expands and strengthens our capabilities to compete for and obtain design-build, CM/GC and other alternative types of delivery method contracts. In addition, we anticipate being able to expand on RLW’s experience in successfully engaging in construction management processes and entering into joint venture arrangements.

Opportunity to Utilize RLW’s Significant Structural Construction Expertise.  The core of RLW’s expertise is structural construction work, which includes accelerated bridge construction methods, or “ABC,” as well as concrete paving, parking garages, water tanks, dams, pilings and shorings. We believe that these structural construction capabilities can augment our ability to compete for opportunities in Texas and Nevada, as well as allow us to serve additional types of customers and position us for future growth.

Opportunity to Expand into an Attractive Market with Good Long-Term Growth Dynamics.  Utah has experienced strong historical population growth, with a 23% increase from 2000 to 2008, which was almost triple the national average and ranks Utah as the third fastest growing state during that time period. According to UDOT, this trend is expected to continue, with a 32% estimated growth rate from 2008 to 2020.

Opportunity to Complement our Existing Market Locations and Advances our Strategy of Geographical Diversification.  RLW’s business provides diversification that can counterbalance factors affecting our other markets such as weather, state and local government funding shifts and federal allocations of transportation expenditures. In addition, RLW’s licensed status in other growing western state markets, including Arizona and Nevada, can allow us potentially to expand our operations as opportunities present themselves in these surrounding markets.

Opportunity to Partner with a Strong and Innovative Management Team with a Similar Corporate Culture.  The RLW team of managers and employees have been responsible for significant and profitable growth. This success has been built on experience, technical expertise, excellent customer relationships and a strong work ethic. In addition, RLW has been innovative with the types of construction methods used, including its accelerated bridge construction processes. We believe that these values, which are similar to Sterling’s values, will foster effective integration and can serve as a platform for continued growth and success in Utah, Nevada and other western states.

Opportunity to Benefit from RLW’s Strong Financial Results and Immediate Accretion to Our Earnings Per Share.  RLW has produced strong historical profitability and backlog growth. We believe that the acquisition will be immediately accretive to our earnings per share.

Our Business Strategy

Key features of our business strategy to create shareholder value include:

Continue to Add Construction and Project Delivery Capabilities.  By adding capabilities that augment our core contracting and construction competencies, we can improve gross margin opportunities, more effectively compete for contracts, and compete for contracts that might not otherwise be available to us. We continue to investigate opportunities to augment our staff with employees or management teams that would bring us additional service capabilities. We also continue to explore opportunities for acquisitions that augment our capabilities, such as RLW, which added to our design-build and structure construction capabilities, and RHB, which added to our construction materials and asphalt paving capabilities.

Expand into Attractive New Markets and Selectively Pursue Strategic Acquisitions.  We will continue to seek to identify attractive new markets and opportunities in western, southwestern and southeastern U.S. markets. With our strong financial position and publicly traded common stock, we believe that we are an attractive acquiror for heavy civil construction firms who have limited opportunities to achieve exit liquidity with their business.

Apply Core Competencies Across our Markets.  We will seek to capitalize on opportunities to export our Texas experience constructing water infrastructure projects and our Nevada earthmoving, aggregates and asphalt paving experience into Utah markets. Similarly, we believe that RLW’s experience with design-build, CM/GC and other alternative project delivery methods in Utah can enhance opportunities for us in our Texas and Nevada markets.

Increase our Market Leadership in our Core Markets.  We have a strong presence in a number of markets in Texas, Utah and Nevada. We intend to continue to expand our presence in these states and other states where we believe contracting opportunities exist. We believe that our core markets are generally experiencing strong growth in their infrastructure needs caused by factors such as an increasing population, robust demand for oil, gas and hard mineral resources, the need for new water sources, flood and subsidence control activities and, in the long-term, increased federally-funded highway construction.

Position our Business for Future Infrastructure Spending.  As evidenced by the federal government’s recently enacted economic stimulus legislation, we believe that there is a growing awareness of the need to build, reconstruct and repair our country’s infrastructure, including transportation infrastructure, such as bridges, highways and mass transit systems, and water infrastructure, such as water, wastewater and storm drainage systems. We will continue to build our expertise and seek to capture this infrastructure spending, seek to develop new capabilities to serve these markets, and seek to maintain our human and capital resources to effectively meet demand.

Continue to Attract, Retain and Develop our Employees.  We believe that our employees are key to the successful implementation of our business strategy, and we will continue allocating significant resources in order to attract and retain talented managers and supervisory and field personnel.

Markets and Customers

Our Markets

We operate in the heavy civil construction segment, specializing in transportation and water infrastructure projects, which we pursue in Texas, Utah, Nevada and other states where we see contracting opportunities. In July 2009, we were the successful bidder for a project in Hawaii on which we began work in the fourth quarter of 2009. RLW has also completed construction projects in Idaho, Wyoming and Arizona. We have also bid on construction projects in California but have not been awarded any such projects in that state.

Demand for transportation and water infrastructure depends on a variety of factors, including overall population growth, economic expansion and the vitality of the market areas in which we operate, as well as unique local topographical, structural and environmental issues. In addition to these factors, demand for the replacement of infrastructure is driven by the general aging of infrastructure and the need for technical improvements to achieve more efficient or safer use of infrastructure and resources. Funding for this infrastructure depends on federal, state and local governmental resources, budgets and authorizations.

State Highway Markets

According to 2008 U.S. Census Bureau information, Texas is the second largest state in population in the U.S., with 24.3 million people and a population growth of 17% from 2000 to 2008, approximately twice the 8% growth rate for the U.S. as a whole over the same period. Three of the 10 largest cities in the U.S. are located in Texas, and we have offices serving the areas in which each of them is located. Utah, with a population of 2.7 million in 2008, was the third fastest growing state from 2000 to 2008, with an increase of 23%. Nevada had even more rapid growth, with the state’s population expanding 30% from 2000 to 2.6 million people in 2008. Texas, Utah and Nevada are projected by the U.S. Census Bureau to have populations of over 33 million, 3 million and 4 million, respectively, by 2030.

According to a report prepared by FMI Corporation, U.S. highway infrastructure spending is estimated to increase by 5.4% in 2010 and 5.1% in 2011, and U.S. water infrastructure spending is estimated to increase by 2.8% in 2010 and 3.6% in 2011.

Our highway and related bridge work is generally funded through federal and state authorizations. The federal government enacted the SAFETEA-LU bill in 2005, which authorized $286 billion for transportation spending through 2009. The U.S. Department of Transportation budget under SAFETEA-LU for the Federal-Aid Highways Program was $39.4 billion of federal financial assistance to the states for 2009 versus $41.2 billion for 2008 and $38.0 billion for 2007. Federal highway gasoline taxes used to fund SAFETEA-LU appropriations were less than budgeted for the federal government’s fiscal year ended September 30, 2009. A successor federal funding program has not been passed by the U.S. Congress, although there is a bill pending before the U.S. House of Representatives that proposes spending $450 billion over six years on federal transportation projects, which is a 38% increase over the amount allocated pursuant to the SAFETEA-LU bill. Because the SAFETEA-LU bill expired on September 30, 2009, the federal government rescinded a portion of the funding previously committed to be provided to the states in 2009, with interim financial assistance being extended on a month-to-month basis, most recently through December 18, 2009, at approximately 70% of the prior year SAFETEA-LU levels. Reductions in federal funding will negatively impact the states’ highway and bridge construction expenditures for 2010. We are unable to predict when or on what terms the federal government might renew the SAFETEA-LU bill or enact other similar legislation.

In February 2009, the American Recovery and Reinvestment Act, or federal economic-stimulus legislation, was enacted by the federal government that authorizes $26.7 billion for highway and bridge construction. A significant portion of these funds are to be used for ready-to-go, quick spending highway projects for which contracts can be awarded quickly. The highway funds apportioned to Texas, Utah and Nevada approximated $2.7 billion under the federal economic-stimulus legislation, and the majority of such amount will be expended in 2009 through 2011. State awards for highway and bridge construction under the federal economic-stimulus legislation through October 2009 were less than anticipated. However, according to the American Road & Transportation Builders Association, it is anticipated that 79.9% of $27.4 billion in projected spending on larger, more complex transportation infrastructure projects will occur in 2010, 2011 and 2012.

In January 2009, the 2030 Committee, appointed by TXDOT at the request of the Governor of the State of Texas, submitted its draft report of the transportation needs of Texas. The report stated that “With [the] population increase expected by 2030, transportation modes, costs and congestion are considered a possible roadblock to Texas’ projected growth and prosperity.” The report further indicated that Texas needs to spend approximately $313.0 billion (in 2008 dollars) over the period 2009 through 2030 to prevent worsening congestion and maintain economic competitiveness on its urban highways and roads, to improve congestion/safety and partial connectivity on its rural highways, and to replace bridges. The 2009 TXDOT budget for transportation construction projects was approximately $3.7 billion, including stimulus funds (final expenditures are not yet available), versus expenditures of approximately $2.1 billion in 2008 and expenditures of $2.7 billion in 2007.

In July 2009, the Texas legislature passed the 2010-2011 biennium budget for TXDOT, which included an aggregate of $8.4 billion for construction of highways and bridges for the fiscal years ending August 31, 2010 and 2011. Included in the appropriation is $0.7 billion of federal economic-stimulus funds. The budget also includes $1.9 billion from the sale of $5.0 billion of general obligation bonds approved by Texas voters in November 2007. Texas is also authorized to sell an additional $1.0 billion of these bonds for a revolving fund to be loaned by TXDOT to cities, counties and other parties for the construction of highways and bridges. Upon the repayment or sale of these loans, TXDOT may loan the repayment/sales proceeds to similar parties for construction of additional highways and bridges. In Texas, substantial funds for transportation infrastructure spending are also being provided by toll road and regional mobility authorities for construction of toll roads, which provides Sterling with additional construction contracting opportunities.

Utah’s Long Range Transportation Plan for 2007-2030 projects spending for highway and bridge construction of $18.9 billion; the Utah Governor’s recommendation for such spending in 2010 is $617 million compared to $1.3 billion expended in 2008 and $716 million recommended in 2009. According to a report prepared by FMI Corporation, road and bridge construction expenditures in Utah are estimated to gradually increase in the three years after 2010.

Transportation construction expenditures as reported by NDOT totaled $455 million in 2007 and $447 million in 2008. Based on press statements by officials of NDOT, we estimate NDOT expenditures in 2009 and 2010 will be between $300 million and $400 million in each of those fiscal years, including economic-stimulus funds.

Municipal Markets

Our water and wastewater, underground utility, light rail and commuter rail transit and non-highway paving work is generally funded by municipalities and other local authorities. While the size and growth rates of these markets are difficult to compute as a whole, given the number of municipalities, the differences in funding sources and variations in local budgets, management estimates that the municipal markets in Texas and Nevada together funded in excess of $1.0 billion of such projects during 2009. Two of the many municipalities that we perform work for are discussed below.

The City of Houston’s estimated expenditures for 2008 on storm drainage, street and traffic, waste water and water capital improvements were $721 million. The most recently adopted five-year plan includes $612 million in 2009 and $517 million in 2010 for transportation and water infrastructure projects.

The City of San Antonio has adopted a six-year capital improvement plan for 2009 through 2014, which includes $415 million for streets and $228 million for drainage. The expenditures will be partially funded by the $550 million bond program that the voters of the City of San Antonio approved in May 2007. San Antonio’s budget for such projects was $230 million for 2009 and is $290 million for 2010.

We also do work for other cities, counties, business area redevelopment authorities and regional authorities in Texas, which have substantial water and transportation infrastructure spending budgets.

In addition, while we currently have no municipal contracts in the City of Las Vegas, that City’s final budget for roads and flood projects is $284 million in 2009 and $266 million in 2010. Management believes that there will be opportunities for Sterling to bid on and obtain municipal work in Las Vegas as well as Reno and Carson City.

Our Customers

We are headquartered in Houston, and we serve the top markets in Texas, including Houston, San Antonio, Dallas/Fort Worth and Austin. We expanded our operations into Nevada in 2007 and into Utah in December 2009, in each case by acquiring a strong and profitable company with a well-established market presence and ties to customers in the state.

Although we occasionally undertake contracts for private customers, the vast majority of our revenues are attributable to work for public sector customers. In Texas, these customers include TXDOT, county and municipal public works departments, the Metropolitan Transit Authority of Harris County, Texas (or Metro), the Harris County Toll Road Authority, North Texas Transit Authority (or NTTA), regional transit and water authorities, port authorities, school districts and municipal utility districts. In Utah, our public sector customers include UDOT and the Utah Transit Authority. In Nevada, our primary public sector customer has been NDOT. In 2008, state highway and related bridge work accounted for 68% of our consolidated revenues, compared with 68% in 2007 and 67% in 2006 (in each case excluding RLW work).

Our largest revenue customer is TXDOT. In 2008, contracts with TXDOT represented 39.2% of our revenues. In 2008, contracts with NDOT represented 21.3% of our revenues. In 2008, contracts with UDOT represented 91% of RLW’s revenues, and other public sector revenue generated in Utah represented 4% of RLW’s revenues. We generally provide services to these customers pursuant to contracts awarded through competitive bidding processes.

In Texas, our municipal customers in 2008 included the City of Houston (8.5% of our 2008 revenues), City of San Antonio (4.2% of our revenues) and Harris County, Texas (3.5% of our 2008 revenues). In the past, we have also completed the construction of certain infrastructure for new light rail systems in Houston, Dallas and Galveston, and RLW has completed light and commuter rail projects in Utah. We anticipate that expenditures in the Cities of Houston and San Antonio for road, rail and water infrastructure projects will continue to increase due to these metropolitan areas’ steady gain in population through migration of new residents, the annexation of surrounding communities and the continuing programs to expand storm water and flood control systems and deliver water to suburban communities. We provide services to our municipal customers exclusively pursuant to contracts awarded through competitive bidding processes.

Competition

Our competitors include companies that we bid against for construction contracts and compete against for short listings, mandates and joint ventures. We have many competitors of different sizes in the Texas, Utah and Nevada markets that we primarily serve, and they include large national and regional construction companies as well as many smaller contractors. Historically, the construction business has not typically required large amounts of capital, which can result in relative ease of market entry for companies possessing acceptable qualifications.

Factors influencing our competitiveness include price, our reputation for quality, our innovativeness, our equipment fleet, our financial strength, our surety bonding capacity and prequalifications, our knowledge of local markets and conditions, our project management and estimating abilities, our customer relationships, our marketing abilities, our ability to enter into strategic relationships with other contractors and our ability to perform many aspects of each project. Although some of our competitors are larger than we are and may possess greater resources or provide more vertically-integrated services, we believe that we are well-positioned to compete in the markets in which we operate on the basis of the foregoing factors.

We are unable to determine the size of many competitors because they are privately owned, but we believe that we are one of the larger participants in our Texas markets and one of the largest contractors in Houston and San Antonio engaged in municipal civil construction work. We believe that being a municipal civil market contractor provides us with several advantages in the Houston and San Antonio market, including greater flexibility to manage our backlog in order to schedule and deploy our workforce and equipment resources more efficiently; more cost-effective purchasing of materials, insurance and bonds; the ability to provide a broader range of services than otherwise would be provided through subcontractors; and the availability of substantially more capital and resources to dedicate to each of our contracts. Because we own and maintain most of the equipment required for our contracts and have the experienced workforce to handle many types of municipal civil construction, we are able to bid competitively on many categories of contracts, especially complex, multi-task projects.

In Utah, RLW has been competitive, in part, because of successful marketing efforts, design-build and CM/GC capabilities and development of innovative methods for completing projects. Competition for design-build projects is not as focused on cost factors but is significantly dependent on successful marketing efforts, historical reputation, quality of designs, aesthetics and customer relationships. We believe that we were one of the first construction companies to utilize accelerated bridge construction technology to build bridges offsite, move them to their location, and complete their installation in a short period of time in order to minimize mobility disruptions. In Nevada, we believe that we are a leading asphalt paving contractor in suburban and rural highway projects.

In the state highway markets, most of our competitors are large regional contractors, and individual contracts tend to be larger and require more specialized skills than those in the municipal markets. Some of these competitors have the advantage of being more vertically-integrated, or they specialize in certain types of projects such as construction over water. However those competitors, particularly in Texas, often have the disadvantage of having to use a temporary, local workforce to complete each of their state highway contracts. In contrast, we have a permanent workforce who performs our state highway contracts in Texas; however, we do rely on a temporary, unionized workforce for performance of a portion of our state highway contracts in Nevada and some seasonal workers in Utah.

During the last quarter of 2008 and the first nine months of 2009, the bidding environment in the Texas, Utah and Nevada markets has been much more competitive. While our business includes only minimal residential and commercial infrastructure work, the severe fall-off in new projects in those markets has resulted in some residential and commercial infrastructure contractors bidding on smaller public sector transportation and water infrastructure projects, sometimes at bid levels below our break-even pricing, thus increasing competition and creating downward pressure on bid prices in our markets. Traditional competitors on larger transportation and water infrastructure projects also appear to have been bidding at less than normal margins in order to replenish their reduced backlogs. These factors have limited our ability to maintain or increase our backlog through successful bids for new projects and have compressed the profitability on the new projects where we submitted successful bids. While we have recently been more aggressive in reducing the anticipated margins we use to bid on some projects, we have not bid at anticipated loss margins in order to obtain new backlog.

Backlog

Backlog is our estimate of the revenues that we expect to earn in future periods on our construction projects. We generally add the anticipated revenue value of each new project to our backlog when management reasonably determines that we will be awarded the contract and there are no known impediments to being awarded the contract. We deduct from backlog the revenues earned on each project during the applicable fiscal period. As construction on our projects progresses, we also increase or decrease backlog to take into account our estimates of the effects of changes in estimated quantities, changed conditions, change orders and other variations from initially anticipated contract revenues, including completion penalties and bonuses. At September 30, 2009, our pro forma backlog of $569 million included approximately $142 million of expected revenues for which the contracts had not yet been officially awarded or finalized as to price. Historically, subsequent non-awards of contracts or finalization of price have not materially affected our backlog, results of operations or financial condition.

Substantially all of the contracts in our contract backlog may be canceled at the election of the customer; however, we have not been materially adversely affected by contract cancellations or modifications in the past. See the section below entitled “— Contracts — Contract Management Process.”

Construction Delivery Methods

Alternative construction delivery methods describe different relationships among the owner, the builder and the designer of a project. There are three primary construction delivery methods: design-bid-build, design-build and construction management.

The traditional method by which most of our projects have historically been completed is design-bid-build. Under this type of construction delivery, the owner hires a design engineer to design the project and then solicits bids from construction firms and typically awards the contract to build the pre-designed project to the lowest qualifying bidder. The contractor to whom the project is awarded becomes the general contractor and is responsible for completing the project in accordance with the owner’s designs using the contractor’s own employees or resources, or subcontractors. Projects under this method are typically fixed unit prices contracts.

Design-build is increasingly being used by public entities as a method of project delivery. Unlike traditional projects where the owner first hires a design firm or designs a project itself and then puts the project out to bid for construction, design-build projects provide the owner with a single point of responsibility and a single contact for both final design and construction. The owner selects a builder who hires the design team as required. This project delivery method is typically undertaken through either fixed unit price contracts or lump sum contracts.

Construction management is a newer method of delivering a project whereby a contractor agrees to manage a project for the owner for an agreed-upon fee, which may be fixed or may vary based upon negotiated factors. The owner of the project typically hires the contractor as a construction manager early in the design phase of the project. The construction manager works with the design team to help ensure that the design is something that can in fact be built within the owner’s desired cost and other parameters and that the construction contractors will be able to understand the design drawings and specifications. There are two basic types of construction management: construction manager as advisor and construction manager at risk. In the construction manager as advisor variation, the construction manager acts as a technical consultant to the owner of the project and has no legal responsibility for the performance of the actual construction work. In the construction manager at risk variation, the construction manager becomes the prime contractor during the construction phase and awards subcontracts. We more typically are a construction manager at risk through a construction manager/general contractor (CM/GC) relationship. In either type of construction management process, portions of a project are often submitted for bid during the course of the construction manager relationship, with the construction manager bidding, and oftentimes having the first right to bid, on portions of the project.

Contracts

Types of Contracts

We provide our services primarily by using traditional general contracting arrangements, including fixed unit price contracts, lump sum contracts and cost plus contracts.

Fixed unit price contracts are generally used in competitively-bid public civil construction contracts. Contractors under fixed unit price contracts are generally committed to provide all of the resources required to complete the contract for a fixed price per unit. These contracts are generally subject to negotiated change orders, frequently due to differences in site conditions from those initially anticipated. Some fixed unit price contracts provide for penalties if the contract is not completed on time, or incentives if it is completed ahead of schedule.

Under a lump sum contract, the contractor typically agrees to deliver a completed project in accordance with the contract’s requirements for a specific price, and the customer agrees to pay the price upon completion of the work or according to a negotiated payment schedule. In developing a lump sum bid, the contractor estimates the costs of labor and materials and adds an amount for overhead and profit. The amount of the profit may be increased based on the builder’s assessment of risk. If the actual costs of labor and materials are higher than the contractor’s estimate, the profit will be reduced or become a loss; if the actual costs are lower, the contractor gets more profit.

In a cost plus contract, the owner of a project generally agrees to pay the cost of all of the contractor’s labor and materials plus an amount for contractor overhead and profit (usually as a percentage of the labor and material cost). If actual costs are lower than the estimate, the owner benefits from the cost savings. If actual costs are higher than the estimate, the owner bears the economic burden of the additional costs.

Contract Management Process

We identify potential contracts from a variety of sources, including through subscriber services that notify us of contracts out for bid; through advertisements by federal, state and local governmental entities; through our business development efforts; through contacts at government agencies; and through meetings with other participants in the construction industry. After determining which contracts are available, we decide which contracts to pursue based on such factors as the relevant skills required, the contract size and duration, the availability of our personnel and equipment, the size and makeup of our current backlog, our competitive advantages and disadvantages, prior experience, the contracting agency or customer, the source of contract funding, geographic location, likely competition, construction risks, gross margin opportunities, penalties or incentives and the type of contract.

As a condition to pursuing some contracts, we are required to complete a prequalification process with the applicable agency or customer. Some customers, such as TXDOT, NDOT and UDOT, require yearly prequalification, and other customers have experience requirements specific to the contract. The prequalification process generally limits bidders to those companies with the operational experience and financial capability to effectively complete the particular contract in accordance with the plans, specifications and construction schedule.

There are several factors that can create variability in contract performance and financial results compared to our bid assumptions on a contract. The most significant of these include the completeness and accuracy of our original bid analysis, recognition of costs associated with added scope changes, extended overhead due to customer and weather delays, subcontractor performance issues, changes in productivity expectations, site conditions that differ from those assumed in the original bid, and changes in the availability and proximity of materials. In addition, our original bids for some contracts are based on the contract customer’s estimates of the quantities needed to complete a contract. If the quantities ultimately needed are different, our backlog and financial performance on the contract will change. All of these factors can lead to inefficiencies in contract performance, which can increase costs and lower profits. Conversely, if any of these or other factors is more positive than the assumptions in our bid, contract profitability can improve. Design-build projects carry additional risks such as design error risk and the risk associated with estimating quantities and prices before the project design is completed. Design errors may result in higher than anticipated construction costs and additional liability to the contract owner. Although we manage this additional risk by adding contingencies to our bid amounts, obtaining errors and omissions insurance and obtaining indemnifications from our design consultants where possible, there is no guarantee that these risk management strategies will always be successful.

The estimating process for our traditional fixed unit price competitive bid contracts typically involves three phases. Initially, we consider the level of anticipated competition and our available resources for the prospective project. If we then decide to continue considering a project, we undertake the second phase of the contract process and spend up to six weeks performing a detailed review of the plans and specifications, summarize the various types of work involved and related estimated quantities, determine the contract duration and schedule and highlight the unique and riskier aspects of the contract. Concurrent with this process, we estimate the cost and availability of labor, material, equipment, subcontractors and the project team required to complete the contract on time and in accordance with the plans and specifications. Substantially all of our estimates are made on a per-unit basis for each line item, with the typical contract containing 50 to 400 line items. The final phase consists of a detailed review of the estimate by management, including, among other things, assumptions regarding cost, approach, means and methods, productivity, risk and the estimated profit margin. This profit amount will vary according to management’s perception of the degree of difficulty of the contract, the current competitive climate and the size, availability of resources and makeup of our backlog. Our project managers are intimately involved throughout the estimating and construction process so that contract issues, and risks, can be understood and addressed on a timely basis.

Although the factors described above are relevant in determining the appropriate amount bid, the contracting process is managed differently if the project is to be performed on a design-build basis or a CM/GC basis. For design-build projects, we assemble a team that may include project managers, engineers, quality managers and surveyors, to learn about a project that we have identified as one on which we may desire to bid. For some projects with UDOT, pre-qualification for the project is required wherein we prepare a description of our financial strengths, past experience on similar types of projects and the persons who will be on the project management and design team. If we meet the pre-qualification requirements, UDOT will usually set forth a short list of three to five contractors to respond to a request for proposal, generally within three months. Utilizing the limited design specifications provided by UDOT, we generally meet weekly over a two to three month period with design engineers to generate a bid containing quantities, prices, timing and a description of our approach for completing the project. UDOT then reviews the bids and selects the one that has the best value to price, and considers factors such as contractor qualifications, the time estimated to complete the project and the price bid.

For our UDOT CM/GC projects, UDOT typically sends out a request for proposal to hire a general contractor for a project. UDOT scores each contractor that submits a bid based on the unit prices submitted for five to twenty items that comprise approximately 10% to 20% of the project design, the profit margin proposed, the experience of the contractor for similar types of projects, the contractor’s approach to completing the specific project and whether the contractor understands the CM/GC process. A committee reviews each bid and determines the best value winner to be the general contractor. If we are the winning general contractor, we work with UDOT and the engineer to design the project. As various phases of the project are designed, we usually submit bids to construct each phase of the project for which we are qualified. If our bid is within 5% of the cost estimates determined by UDOT and the engineer, then we will generally be awarded the contract for a particular phase; if there is more than a 10% difference, then UDOT negotiates with us on the appropriate contract price; and if those negotiations are not successful, then UDOT can terminate our contract.

To manage risks of changes in material prices and subcontracting costs used in tendering bids for construction contracts, we generally obtain firm price quotations from our suppliers and subcontractors, except for fuel and trucking, before submitting a bid. For fixed unit price contracts, these quotations do not include any quantity guarantees, and we have no obligation for materials or subcontract services beyond those required to complete the respective contracts that we are awarded for which quotations have been provided. For design-build and CM/GC projects, lump sum subcontracts are often executed with subcontractors.

During the construction phase of a contract, we monitor our progress by comparing actual costs incurred and quantities completed to date with budgeted amounts and the contract schedule, and periodically prepare an updated estimate of total forecasted revenue, cost and expected profit for the contract.

During the normal course of most contracts, the customer, and sometimes the contractor, initiates modifications or changes to the original contract to reflect, among other things, changes in quantities, specifications or design, method or manner of performance, facilities, materials, site conditions and the period for completion of the work. In many cases, final contract quantities may differ from those specified by the customer. Generally, the scope and price of these modifications are documented in a “change order” to the original contract and reviewed, approved and paid in accordance with the normal change order provisions of the contract. We are often required to perform extra or change order work under our fixed unit price contracts as directed by the customer even if the customer has not agreed in advance on the scope or price of the work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original contract plans and specifications or, even if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These disputes may not be settled to our satisfaction. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of the work for a lengthy period of time until the change order is approved and funded by the customer. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other work on the contract (or on other contracts) and our ability to meet contract milestone dates.

The process for resolving contract claims varies from one contract to another but, in general, we attempt to resolve claims at the project supervisory level through the normal change order process or, if necessary, with higher levels of management within our organization and the customer’s organization. Regardless of the process, when a potential claim arises on a contract, we typically have the contractual obligation to perform the work and must incur the related costs. We do not recoup the costs unless and until the claim is resolved, which could take a significant amount of time.

Most of our construction contracts provide for termination of the contract for the convenience of the customer, with provisions to pay us only for work performed through the date of termination. Our backlog and results of operations have not been materially adversely affected by these provisions in the past.

We act as the prime contractor on the majority of the construction contracts that we undertake. We generally complete the majority of the work on our contracts with our own resources, and we typically subcontract only specialized activities, such as traffic control, electrical systems, signage, trucking and, in Utah, earthmoving. As the prime contractor, we are responsible for the performance of the entire contract, including subcontract work. Thus, we are subject to increased costs associated with the failure of one or more subcontractors to perform as anticipated. We manage this risk by reviewing the size of the subcontract, the financial stability of the subcontractor and other factors. Although we generally do not require that our subcontractors furnish a bond or other type of security to guarantee their performance, we require performance and payment bonds on many specialized or large subcontract portions of our contracts. Disadvantaged business enterprise regulations require us to use our best efforts to subcontract a specified portion of contract work performed for governmental entities to certain types of subcontractors, including minority- and women-owned businesses. We have not experienced significant costs associated with subcontractor performance issues in the past.

Joint Ventures

We participate in joint ventures with other large construction companies and other partners, typically for large, technically complex projects, including design-build projects, when it is desirable to share risk and resources in order to seek a competitive advantage or when the project is too large for us to obtain sufficient bonding. Joint venture partners typically provide independently prepared estimates, furnish employees and equipment, enhance bonding capacity and often also bring local knowledge and expertise. We select our joint venture partners based on our analysis of their construction and financial capabilities, expertise in the type of work to be performed and past working relationships with us, among other criteria.

Under a joint venture agreement, one partner is typically designated as the sponsor. The sponsoring partner typically provides all administrative, accounting and most of the project management support for the project and generally receives a fee from the joint venture for these services. We have been designated as the sponsoring partner in certain of our current joint venture projects and are a non-sponsoring partner in others.

The joint venture’s contract with the project owner typically imposes joint and several liability on the joint venture partners. Although our agreements with our joint venture partners provide that each party will assume and pay its share of any losses resulting from a project, if one of our partners was unable to pay its share, we would be fully liable under our contract with the project owner. Circumstances that could lead to a loss under these guarantee arrangements include a partner’s inability to contribute additional funds to the venture in the event that the project incurred a loss or additional costs that we could incur should the partner fail to provide the services and resources toward project completion that had been committed to in the joint venture agreement.

Insurance and Bonding

All of our buildings and equipment are covered by insurance, at levels which our management believes to be adequate. In addition, we maintain general liability and excess liability insurance, all in amounts consistent with our risk of loss and industry practice. Except for RLW, which has workers compensation insurance, we self-insure our workers’ compensation and health claims subject to stop-loss insurance coverage.

As a normal part of the construction business, we are generally required to provide various types of surety and payment bonds that provide an additional measure of security for our performance under the contract. Typically, a bidder for a contract must post a bid bond, generally for 5% to 10% of the amount bid, and on winning the bid, must post a performance and payment bond for 100% of the contract amount. Upon completion of a contract, before receiving final payment on the contract, a contractor must post a maintenance bond for generally 1% of the contract amount for one to two years. Our ability to obtain surety bonds depends upon our capitalization, working capital, aggregate contract size, past performance, management expertise and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our backlog that we have currently bonded and their current underwriting standards, which may change from time to time. As is customary, we have agreed to indemnify our bonding company for all losses incurred by it in connection with bonds that are issued, and we have granted our bonding company a security interest in certain assets as collateral for such obligation.

Employees

As of December 3, 2009, on a combined basis Sterling and RLW had approximately 1,132 employees, including 26 project managers and approximately 56 superintendents who manage over 151 fully-equipped crews in our construction business. Of such employees, approximately 67 were located in our Houston headquarters, with most of the others being field personnel. Of our Nevada employees, 16 were union members represented by three unions at December 3, 2009.

Our business is dependent upon a readily available supply of management, supervisory and field personnel. Substantially all of our employees who work on our contracts in Texas are a permanent part of our workforce, and we generally do not rely on temporary employees to complete these contracts. In contrast, many of our employees who work on our contracts in Utah and Nevada are seasonal employees. In the past, we have been able to attract sufficient numbers of personnel to support the growth of our operations.

We conduct extensive safety training programs, which have allowed us to maintain a high safety level at our worksites. All newly-hired employees undergo an initial safety orientation, and for certain types of projects, we conduct specific hazard training programs. Our project foremen and superintendents conduct weekly on-site safety meetings, and our full-time safety inspectors make random site safety inspections and perform assessments and training if infractions are discovered. In addition, all of our superintendents and project managers are required to complete an OSHA-approved safety course.

Properties

We own our headquarters office building in Houston, Texas, which is located on a seven-acre parcel of land on which our Texas equipment repair center is also located. We also own land in Dallas and San Antonio on which we plan to construct offices and repair facilities. Pending completion of these offices, we lease office facilities in these locations. In order to complete most contracts in Texas, we lease small parcels of real estate near the site of a contract job site to store materials, locate equipment, conduct concrete crushing and pugging operations, and provide offices for the contracting customer, its representatives and our employees.

For our Utah operations, we lease office space in Draper, Utah, near Salt Lake City, and we lease repair facilities in West Jordan City, Utah as well.

For our Nevada operations, we lease office space in Reno, Nevada, and we have office and repair facilities located on a forty-five acre parcel of land in Lovelock, Nevada. We also lease the right to mine stone and sand at a quarry in Carson City, Nevada. Unlike in Texas and Utah where we acquire aggregates from third-party suppliers, in Nevada, we generally source and produce our own aggregates, either from the Carson City quarry or from other sources near job sites where we enter into short-term leases to acquire the aggregates necessary for the job. In order to complete most contracts in Nevada, we also lease small parcels of real estate near the site of a contract job site to store materials, locate equipment, and provide offices for the contracting customer, its representatives and our employees.

Government and Environmental Regulations

Our operations are subject to compliance with numerous regulatory requirements of federal, state and local agencies and authorities, including regulations concerning safety, wage and hour, and other labor issues, immigration controls, vehicle and equipment operations and other aspects of our business. For example, our construction operations are subject to the requirements of the Occupational Safety and Health Act, or OSHA, and comparable state laws directed toward the protection of employees. In addition, most of our construction contracts are entered into with public authorities, and these contracts frequently impose additional governmental requirements, including requirements regarding labor relations and subcontracting with designated classes of disadvantaged businesses.

All of our operations are also subject to federal, state and local laws and regulations relating to the environment, including those relating to discharges into air, water and land, the handling and disposal of solid and hazardous waste, the handling of underground storage tanks and the cleanup of properties affected by hazardous substances. For example, we must apply water or chemicals to reduce dust on road construction projects and to contain contaminants in storm run-off water at construction sites. In certain circumstances, we may also be required to hire subcontractors to dispose of hazardous wastes encountered on a project in accordance with a plan approved in advance by the customer. Certain environmental laws impose substantial penalties for non-compliance and others, such as the federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, impose strict, retroactive, joint and several liability upon persons responsible for releases of hazardous substances.

CERCLA and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the federal Environmental Protection Agency, or EPA, and, in some instances, third parties, to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur.

Solid wastes, which may include hazardous wastes, are subject to the requirements of the Federal Solid Waste Disposal Act, the federal Resource Conservation and Recovery Act, referred to as RCRA, and comparable state statutes. Although we do not generate solid waste, we occasionally dispose of solid waste on behalf of customers. From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous wastes. Moreover, it is possible that additional wastes will in the future be designated as “hazardous wastes.” Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes.

Legal Proceedings

We are and may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. We regularly analyze current information about these proceedings and, as necessary, provide accruals for probable liabilities on the eventual disposition of these matters. In the opinion of management, after consultation with legal counsel, there are currently no threatened or pending legal matters that would reasonably be expected to have a material adverse impact on our consolidated results of operations, financial position or cash flows.

MANAGEMENT

The following table sets forth the names and ages of each of our current directors and executive officers and the positions they held as of December 1, 2009.

Name	Position	Age

Patrick T. Manning	Chairman of the Board of Directors & Chief Executive Officer	63
Joseph P. Harper, Sr.	President, Treasurer & Chief Operating Officer, Director	63
James H. Allen, Jr.	Senior Vice President & Chief Financial Officer	68
Roger M. Barzun	Senior Vice President, Secretary & General Counsel	68
John D. Abernathy	Director	72
Robert W. Frickel	Director	65
Donald P. Fusilli, Jr.	Director	58
Maarten D. Hemsley	Director	60
Christopher H. B. Mills	Director	57
Milton L. Scott	Director	53
David R. A. Steadman	Director	72

Patrick T. Manning.  Mr. Manning joined the predecessor of Texas Sterling Construction Co., the Company’s Texas construction subsidiary, which along with its predecessors is referred to as TSC, in 1971 and led its move from Detroit, Michigan into the Houston market in 1978. He has been TSC’s President and Chief Executive Officer since 1998 and Chairman of the Board of Directors and Chief Executive Officer of the Company since July 2001. Mr. Manning has served on a variety of construction industry committees, including the Gulf Coast Trenchless Association and the Houston Contractors’ Association, where he served as a member of the board of directors and as President from 1987 to 1993. He attended Michigan State University from 1969 to 1972.

Joseph P. Harper, Sr.  Mr. Harper has been employed by TSC since 1972. He was Chief Financial Officer of TSC for approximately 25 years until August 2004, when he became Treasurer of TSC. In addition to his financial responsibilities, Mr. Harper has performed both estimating and project management functions. Mr. Harper has been a director and the Company’s President and Chief Operating Officer since July 2001, and in May 2006 was elected Treasurer. Mr. Harper is a certified public accountant.

James H. Allen, Jr.  Mr. Allen became the Company’s Senior Vice President & Chief Financial Officer in August 2007. He spent approximately 30 years with Arthur Andersen & Co., including 19 years as an audit and business advisory partner and as head of the firm’s Houston office construction industry practice. After being retired for several years, he became chief financial officer of a process chemical manufacturer and served in that position for over three years prior to joining the Company. Mr. Allen is a certified public accountant.

Roger M. Barzun.  Mr. Barzun has been the Company’s Vice President, Secretary and General Counsel since August 1991. He was elected a Senior Vice President from May 1994 until July 2001 and again in March 2006. Mr. Barzun has been a lawyer since 1968 and is a member of the bar of both New York and Massachusetts. Mr. Barzun also serves as general counsel to other corporations from time to time on a part-time basis.

John D. Abernathy.  Mr. Abernathy was Chief Operating Officer of Patton Boggs LLP, a Washington D.C. law firm, from January 1995 through May 2004 when he retired. He is also a director of Par Pharmaceutical Companies, Inc., a New York Stock Exchange-listed company that manufactures generic and specialty drugs, and Neuro-Hitech, Inc., a company that manufactures generic drugs, the shares of which are traded on the over-the-counter market. Mr. Abernathy is a certified public accountant. In December 2005, Mr. Abernathy was first elected Lead Director by the independent members of the Board of Directors.

Robert W. Frickel.  Mr. Frickel is the founder and President of R.W. Frickel Company, P.C., a public accounting firm that provides audit, tax and consulting services primarily to companies in the construction industry. Prior to the founding of R.W. Frickel Company in 1974, Mr. Frickel was employed by Ernst & Ernst. Mr. Frickel is a certified public accountant.

Donald P. Fusilli, Jr.  Mr. Fusilli is presently the principal of the Telum Group, a professional consulting firm. From January 2008 to January 2009, he was the Chief Executive Officer of a marine services subsidiary of David Evans and Associates, Inc., a company that provides underwater mapping and analysis services. From May 1973 until September 2006, Mr. Fusilli served in a variety of capacities at Michael Baker Corporation, a public company listed on the American Stock Exchange that provides a variety of professional engineering services spanning the complete life cycle of infrastructure and managed asset projects. Mr. Fusilli joined Michael Baker Corporation as an engineer and over the course of his career rose to president and chief executive officer in April 2001. From September 2006 to January 2008, Mr. Fusilli was an independent consultant providing strategic planning, marketing development and operations management services. Mr. Fusilli is a director of RTI International Metals, Inc., a New York Stock Exchange-listed company that is a leading U.S. producer of titanium mill products and fabricated metal components. He holds a Civil Engineering degree from Villanova University, a Juris Doctor degree from Duquesne University School of Law and attended the Advanced Management Program at the Harvard Business School.

Maarten D. Hemsley.  Mr. Hemsley served as the Company’s President and Chief Operating Officer from 1988 until 2001, and as Chief Financial Officer from 1998 until August 2007. From January 2001 to May 2002, Mr. Hemsley was also a consultant to, and thereafter has been an employee of, JO Hambro Capital Management Limited, which is part of JO Hambro Capital Management Group Limited, or JOHCMG, an investment management company based in the United Kingdom. Mr. Hemsley has served since 2001 as Fund Manager of JOHCMG’s Leisure & Media Venture Capital Trust, plc, and since February 2005 as Senior Fund Manager of its Trident Private Equity II LLP investment fund. Mr. Hemsley is a director of Tech/Ops Sevcon, Inc., a U.S. public company that manufactures electronic controls for electric vehicles and other equipment, and of a number of privately-held companies in the United Kingdom. Mr. Hemsley is a Fellow of the Institute of Chartered Accountants in England and Wales.

Christopher H. B. Mills.  Mr. Mills is a director of JOHCMG. Prior to founding JOHCMG in 1993, Mr. Mills was employed by Montagu Investment Management and its successor company, Invesco MIM, as an investment manager and director, from 1975 to 1993. He is the Chief Executive of North Atlantic Smaller Companies Investment Trust plc, which is a part of JOHCMG. Mr. Mills is a director of SunLink Healthcare Systems, Inc., a publicly-traded, non-urban community healthcare provider for seven hospitals and related businesses in four states in the Southwest and Midwest. Mr. Mills also serves as a director of a number of public and private companies outside of the U.S. in which JOHCMG funds may have investments.

Milton L. Scott.  Mr. Scott is Chairman and Chief Executive Officer of the Tagos Group, a strategic advisory and services company in supply chain management, transportation and logistics, and integrated supply. He was previously associated with Complete Energy Holdings, LLC, a company of which he was Managing Director until January 2006 and which he co-founded in January 2004 to acquire, own and operate power generation assets in the United States. From March 2003 to January 2004, Mr. Scott was a Managing Director of The StoneCap Group, an entity formed to acquire, own and operate power generation assets. From October 1999 to November 2002, Mr. Scott served as Executive Vice President and Chief Administrative Officer at Dynegy Inc., a public company that was a market leader in power distribution, marketing and trading of gas, power and other commodities, midstream services and electric distribution. From July 1977 to October 1999, Mr. Scott was with the Houston office of Arthur Andersen LLP, a public accounting firm, where he served as partner in charge of the Southwest Region Technology and Communications practice.

David R. A. Steadman.  Mr. Steadman is President of Atlantic Management Associates, Inc., a management services and investment group. An engineer by profession, Mr. Steadman served as Vice President of the Raytheon Company from 1980 until 1987 where he was responsible for commercial telecommunications and data systems businesses in addition to setting up a corporate venture capital portfolio. Subsequent to that and until 1989, Mr. Steadman was Chairman and Chief Executive Officer of GCA Corporation, a manufacturer of semiconductor production equipment. Mr. Steadman serves as a director of Aavid Thermal Technologies, Inc., a provider of thermal management solutions for the electronics industry, a privately-held company. Mr. Steadman also serves as Chairman of Tech/Ops Sevcon, Inc., a public company that manufactures electronic controls for electric vehicles and other equipment. Mr. Steadman is a Visiting Lecturer in Business Administration at the Darden School of the University of Virginia.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock at December 1, 2009, for:

•	each person known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our executive officers named above in “Management”;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes sole or shared voting or investment power with respect to securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, and their address is 20810 Fernbush Lane, Houston, Texas 77073. The percentage of beneficial ownership is based on 13,288,244 shares of common stock outstanding at November 30, 2009.

	Number of
	Outstanding
	Share of	Shares	Total
	Common	Subject to	Beneficial	Percent of
Name of Beneficial Owner	Stock Owned	Purchase*	Ownership	Class

Patrick T. Manning(1)	46,427	28,800	75,227	+
Joseph P. Harper, Sr.(2)	396,474	163,574	560,048	4.0%
James H. Allen, Jr.	10,000	9,138	19,138	+
Roger M. Barzun	22,161	3,160	25,321	+
John D. Abernathy(7)	52,331	5,000	57,331	+
Robert W. Frickel(7)	70,169	17,000	87,169	+
Donald P. Fusilli, Jr.(7)	6,962	—	6,962	+
Maarten D. Hemsley(3)(7)	174,788	8,400	183,188	1.4%
Christopher H. B. Mills(7)	20,169	—	20,169	+
Milton L. Scott(7)	8,169	—	8,169	+
David R. A. Steadman(7)	27,169	—	27,169	+
Bank of America Corporation
Bank of America N.A.
Columbia Management Advisors, LLC
IQ Investment Advisors LLC
100 North Tryon Street, Floor 25
Bank of America Corporate Center
Charlotte, NC 28255(8)	1,372,526	—	1,372,526	10.3%
Wellington Management Company, LLP 75 State Street Baltimore, Maryland 21201(4)	907,220	—	907,220	6.8%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, Maryland 21201(5)	1,086,413	—	1,086,413	8.2%
All directors and executive officers as a group (11 persons)(6)	834,819	235,072	1,069,891	7.9%

*	These are shares that the person, entity or group could acquire within 60 days of December 1, 2009.

+	Less than one percent.

(1)	All of these shares have been pledged as security.

(2)	This number includes 8,000 shares held by Mr. Harper as custodian for his grandchildren.

(3)	This number excludes shares owned by the Maarten and Mavis Hemsley Family Foundation. Of the total number of shares, 143,924 shares are pledged as security.

(4)	This number is based on a Schedule 13G/A filed with the Securities and Exchange Commission on June 10, 2009. Of this number, Wellington Management Company, LLP claims shared voting power over 713,129 of the shares and shared dispositive power over all of the shares.

(5)	This number is based on a Schedule 13G filed with the Securities and Exchange Commission on February 10, 2009. Of this number, T. Rowe Price claims sole voting power over 461,613 of the shares and sole dispositive power over all of the shares.

(6)	See the footnotes above for a description of certain of the shares included in this total.

(7)	This number includes 2,800 restricted shares awarded to the beneficial owner in his capacity as a non-employee director. The restrictions expire on the day preceding the 2010 Annual Meeting of Stockholders, but earlier if the director dies or becomes disabled or if there is a change in control of the Company. The shares are forfeited before the expiration of the restrictions if the director ceases to be a director other than because of his death or disability.

(8)	This number is based on a Schedule 13G/A filed with the Securities and Exchange Commission on December 10, 2009. Of this number, Bank of America Corporation claims shared voting power over 1,170,581 of the shares and shared dispositive power over all of the shares; Bank of America, N.A. claims sole voting and dispositive power over 23 shares, shared voting power over 1,168,558 shares and shared dispositive power over 1,370,503 shares; Columbia Management Advisors, LLC claims sole voting power over 1,168,558 shares, sole dispositive power over 1,168,694 shares and shared dispositive power over 201,809 shares; and IQ Investment Advisors LLC claims shared voting and dispositive power over 2,000 shares.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Upon the completion of this offering and assuming no exercise of outstanding warrants or options, we will have 15,688,244 shares (or in the event the underwriters’ over-allotment option is exercised in full, 16,048,244 shares) of our common stock outstanding. Of these shares, 13,647,997 shares (or in the event the underwriters’ over-allotment option is exercised in full, 14,007,997 shares) will be freely tradable without restriction, except for any shares of our common stock purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

The remaining 2,040,247 shares of our common stock to be outstanding upon completion of this offering are deemed “restricted securities,” as that term is defined under Rule 144 of the Securities Act, are held by affiliates and must be sold in compliance with Rule 144 or are subject to the lock-up agreements described in “Underwriting.” Securities that are restricted or held by affiliates may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration under the provisions of Rule 144 or Rule 144(k) under the Securities Act, which rules are described below. Of the 2,040,247 shares of our common stock that are deemed restricted and that will be outstanding upon completion of this offering, 1,208,428 shares would qualify for exemption under Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons whose shares must be aggregated, who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus supplement, a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 156,882 shares (or, in the event the underwriters’ over-allotment option is exercised in full, 160,482 shares) immediately after this offering, or

•	the average weekly trading volume of our common stock on the Nasdaq during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-Up Agreements

For a description of the 90-day lock-up agreements with the underwriters that restrict sales of shares by us and by our executive officers and directors, see “Underwriting — Lock-Up Agreements.”

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to such underwriters, the number of shares of common stock set forth opposite their names below:

Underwriters	Number of Shares
D.A. Davidson & Co.	1,800,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	600,000

Total	2,400,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us. The underwriting agreement provides that the obligation of the underwriters to purchase the shares of common stock offered by this prospectus supplement is subject to the satisfaction of the conditions contained in the underwriting agreement. The underwriters must purchase all of the shares of common stock offered hereby if any of the shares are purchased, except for the shares covered by the over-allotment option described below, unless and until the option is exercised.

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to dealers at the public offering price less a selling concession not in excess of $0.54 per share. The underwriters also may allow, and dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms. Our common stock is offered subject to receipt and acceptance thereof by the underwriters and to the other conditions set forth in the underwriting agreement, including the right to reject orders in whole or in part. We and the underwriters will determine the offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering.

Over-Allotment Option

We have granted the underwriters an option to purchase up to 360,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. The underwriters may exercise this option, in whole or in part, at any time and from time to time for 30 days from the date of the underwriting agreement. To the extent that the underwriters exercise this option, the underwriters will be committed, as long as the conditions of the underwriting agreement are satisfied, to purchase the shares of common stock, and we will be obligated to sell the shares of common stock to the underwriters. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Underwriting Discount and Offering Expenses

The following table shows the per share and total public offering price, underwriting discount to be paid to the underwriters, and the net proceeds to us before expenses. This information is presented assuming both no exercise and full exercise by the underwriters of their over-allotment option.

		Total
		Without	With Full
		Over-	Over-
		Allotment	Allotment
	Per Share	Exercise	Exercise

Public offering price	$18.00	$43,200,000	$49,680,000
Underwriting discount payable by us	$0.90	$2,160,000	$2,484,000
Proceeds, before expenses, to us	$17.10	$41,040,000	$47,196,000

We estimate that the expenses of this offering payable by us, exclusive of the underwriting discount, will be approximately $400,000.

Stabilizing Transactions

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include over-allotment and stabilizing transactions, syndicate covering transactions and penalty bids.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that it may purchase under the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions consist of bids or purchases of our common stock made to prevent or retard a decline in the market price of our common stock.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. If an underwriter sells more shares than could be covered by the over-allotment option (i.e., a naked short position), the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if an underwriter is concerned that there could be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase shares in this offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a selling group member when the common stock originally sold by the member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These activities may stabilize, maintain or otherwise affect the market price of our common stock, which may be greater than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise. Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the market price of the shares.

Discretionary Accounts

The underwriters have informed us that they do not intend to confirm sales of shares of our common stock being offered to accounts over which they exercise discretionary authority.

Lock-Up Agreements

We and our executive officers and directors have agreed with the underwriters that, during the period ending 90 days after the date of this prospectus supplement, which we refer to as the restricted period, none of us will, without the prior consent of the underwriters, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged or exercised for any such shares of common stock, or enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of our common stock. The restricted period is subject to a limited extension in certain circumstances if shares of our common stock are not “actively traded securities,” as defined in Rule 101(c)(1) of Regulation M under the Exchange Act.

The foregoing restrictions do not apply to:

•	the sale by us of shares of common stock to the underwriters;

•	the issuance by us of shares of common stock pursuant to, or the grant of options under, our existing stock option plan or outstanding warrants;

•	the sale of shares of common stock pursuant to existing Rule 10b5-1 trading plans implemented by certain of our executive officers;

•	the sale of shares of common stock acquired in the public market after the closing of this offering; or

•	transfers of shares of common stock or securities convertible into or exercisable or exchangeable for common stock by any of the persons subject to a lock-up agreement (a) as bona fide gift or gifts, (b) by will or intestacy or (c) to any affiliate or member of such person’s immediate family or a trust created for the direct or indirect benefit of such person or the immediate family thereof; provided that, in any such case the transferee or transferees shall execute and deliver to the underwriters, before such transfer, an agreement to be bound by the restrictions on transfer described above.

In addition, during the restricted period, subject to certain exceptions, we have also agreed not to file any registration statement for the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of the underwriters.

Indemnification

We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make in respect of those liabilities.

Other Relationships

In 2006, we engaged D.A. Davidson & Co. to provide financial advisory services to us in connection with potential financial and strategic opportunities, including acquisitions and capital raising transactions. In accordance with this engagement, we paid D.A. Davidson & Co. $1,000,000 in connection with our acquisition of RLW.

In addition, the underwriters and their affiliates may in the future provide various investment banking and other financial advisory services for us and our affiliates, for which services they may in the future receive customary fees. They underwriters have advised us that, except as specifically contemplated in the underwriting agreement, they owe no fiduciary or other duties to us in connection with this offering, and they have agreements and relationships with, and owes duties to, third parties, including potential purchasers of the securities in this offering, that may create actual, potential or apparent conflicts of interest between the underwriters and us.

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus will be passed upon for us by Andrews Kurth LLP, Houston, Texas. The underwriters have been represented by Stoel Rives LLP, Seattle, Washington.

EXPERTS

The consolidated financial statements of Sterling Construction Company, Inc. as of December 31, 2008 and 2007 and for the three years in the period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 either included or incorporated by reference in this prospectus supplement or the accompanying prospectus and elsewhere in the registration statement have been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accountants upon the authority of said firm as experts in giving said reports.

The audited financial statements of Ralph L. Wadsworth Construction Company, Inc. as of December 31, 2008 and 2007 and for the three years in the period ended December 31, 2008, that have been included in this prospectus supplement have been audited by Shelly & Company, independent auditor, as indicated in its report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act and file reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement to register the common stock offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the common stock offered in this prospectus supplement, you should refer to the registration statement and its exhibits. You may read and copy the registration statement and any other document that we file with the SEC at the SEC’s Public Reference Room, 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains registration statements, reports, proxy statements and other information regarding registrants, such as us, that file electronically with the SEC. The address of the web site is www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we can disclose information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information we file later with the SEC will automatically update and take the place of this information. We are incorporating by reference in this prospectus supplement the following documents filed with the SEC under the Exchange Act (other than any portions of the respective filings that were furnished pursuant to Item 2.02 or 7.01 of Current Reports on Form 8-K or other applicable SEC rules):

•	Annual Report on Form 10-K/A for the year ended December 31, 2008, as amended;

•	Quarterly Reports on Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009;

•	Current Reports on Form 8-K, as filed with the SEC on August 10, 2009 and December 3, 2009; and

•	The description of our common stock contained in our registration statement on Form 8-A, filed on January 11, 2006, including any amendment or report updating the description.

Any statements made in a document incorporated by reference in this prospectus supplement are deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement in this prospectus supplement or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statement made in this prospectus supplement is deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this prospectus supplement, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

The information relating to us contained in this prospectus supplement and the accompanying prospectus should be read together with the information in the documents incorporated by reference herein and therein. In addition, certain information, including financial information, contained in this prospectus supplement and the accompanying prospectus or incorporated by reference herein or therein should be read in conjunction with documents we have filed with the SEC.

In addition, we incorporate by reference all documents we will file with the SEC in the future under Sections 13, 14 or 15(d) of the Exchange Act until the termination of this offering. We refer to these documents, and the documents listed above, in this prospectus supplement as “incorporated documents.”

You may request, without charge, a copy of any incorporated document (excluding exhibits, unless we have specifically incorporated an exhibit in an incorporated document) by writing or telephoning us at our principal executive offices at the following address:

Sterling Construction Company, Inc.
Attention: Controller
20810 Fernbush Lane
Houston, Texas 77073
(281) 821-9091

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements of Sterling Construction Company, Inc.:
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2008 and 2007	F-4
Consolidated Statements of Operations for the Years Ended December 31, 2008, 2007 and 2006	F-5
Consolidated Statement of Stockholders’ Equity for the Years Ended December 31, 2008, 2007 and 2006	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2007 and 2006	F-7
Notes to Consolidated Financial Statements	F-8

Unaudited Interim Financial Statements of Sterling Construction Company, Inc.:
Condensed Consolidated Balance Sheets as of September 30, 2009 and December 31, 2008	F-27
Condensed Consolidated Statements of Income for the Three and Nine Months Ended September 30, 2009 and 2008	F-28
Condensed Consolidated Statement of Stockholders’ Equity for the Nine Months Ended September 30, 2009	F-29
Condensed Consolidated Statement of Comprehensive Income for the Nine Months Ended September 30, 2009 and 2008	F-30
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2009 and 2008	F-31
Notes to Condensed Consolidated Financial Statements	F-32

Audited Financial Statements of Ralph L. Wadsworth Construction Company, Inc.:
Independent Auditor’s Report	F-39
Comparative Balance Sheet as of December 31, 2008 and 2007	F-40
Comparative Statement of Income for the Years Ended December 31, 2008, 2007 and 2006	F-41
Comparative Statement of Retained Earnings for the Years Ended December 31, 2008, 2007 and 2006	F-42
Comparative Statement of Cash Flows for the Years Ended December 31, 2008, 2007 and 2006	F-43
Comparative Statement of Comprehensive Income for the Years Ended December 31, 2008, 2007 and 2006	F-44
Notes to Financial Statements	F-45

Unaudited Interim Financial Statements of Ralph L. Wadsworth Construction Company, Inc.:
Comparative Balance Sheets as of September 30, 2009 and December 31, 2008	F-52
Comparative Statement of Income for the Three and Nine Months Ended September 30, 2009 and 2008	F-53
Comparative Statement of Retained Earnings for the Nine Months Ended September 30, 2009 and 2008	F-54
Comparative Statement of Cash Flows for the Nine Months Ended September 30, 2009 and 2008	F-55
Comparative Statement of Comprehensive Income for the Three and Nine Months Ended September 30, 2009 and 2008	F-56
Notes to Financial Statements	F-57

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Sterling Construction Company, Inc.

We have audited the accompanying consolidated balance sheets of Sterling Construction Company, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sterling Construction Company, Inc. and subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sterling Construction Company, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 16, 2009 expressed an unqualified opinion that Sterling Construction Company, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting.

/s/  GRANT THORNTON LLP

Houston, Texas
March 16, 2009, except as for the last paragraph of Note 1 and for Note 18, as to which the date is December 3, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Sterling Construction Company, Inc.

We have audited Sterling Construction Company, Inc. (a Delaware Corporation) and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sterling Construction Company, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Sterling Construction Company, Inc. and subsidiaries’ internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sterling Construction Company Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sterling Construction Company Inc. and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 16, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/  GRANT THORNTON LLP

Houston, Texas
March 16, 2009

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2008 and 2007

	2008	2007
	(Amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$55,305	$80,649
Short-term investments	24,379	54
Contracts receivable, including retainage	60,582	54,394
Costs and estimated earnings in excess of billings on uncompleted contracts	7,508	3,747
Inventories	1,041	1,239
Deferred tax asset, net	1,203	1,088
Deposits and other current assets	2,704	1,779

Total current assets	152,722	142,950
Property and equipment, net	77,993	72,389
Goodwill	57,232	57,232
Other assets, net	1,668	1,944

Total assets	$289,615	$274,515

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$26,111	$27,190
Billings in excess of cost and estimated earnings on uncompleted contracts	23,127	25,349
Current maturities of long-term debt	73	98
Income taxes payable	547	1,102
Other accrued expenses	7,741	7,148

Total current liabilities	57,599	60,887
Long-term liabilities:
Long-term debt, net of current maturities	55,483	65,556
Deferred tax liability, net	11,117	3,098
Put liability related to and noncontrolling owner’s interest in subsidiary	6,300	6,362

	72,900	75,016
Commitments and contingencies
Stockholders’ equity:
Preferred stock, par value $0.01 per share; authorized 1,000,000 shares, none issued	—	—
Common stock, par value $0.01 per share; authorized 19,000,000 shares, 13,184,638 and 13,006,502 shares issued and outstanding	131	130
Additional paid in capital	150,223	147,786
Retained earnings (deficit)	8,762	(9,304)

Total Sterling common stockholders’ equity	159,116	138,612

Total liabilities and stockholders’ equity	$289,615	$274,515

The accompanying notes are an integral part of these consolidated financial statements

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(Amounts in thousands, except share and
	per share data)

Revenues	$415,074	$306,220	$249,348
Cost of revenues	373,102	272,534	220,801

Gross profit	41,972	33,686	28,547
General and administrative expenses	(13,763)	(13,231)	(10,825)
Other income (expense)	(81)	549	276

Operating income	28,128	21,004	17,998
Interest income	1,070	1,669	1,426
Interest expense	(199)	(277)	(220)

Income from continuing operations before income taxes and minority interest	28,999	22,396	19,204
Income tax expense:
Current	(1,087)	(1,290)	(310)
Deferred	(8,938)	(6,600)	(6,256)

Total income tax expense	(10,025)	(7,890)	(6,566)
Income from continuing operations	18,974	14,506	12,638
Income from discontinued operations, including gain on disposal of $121 in 2006	—	—	682

Net income	18,974	14,506	13,320
Net income attributable to the noncontrolling interest in subsidiary	(908)	(62)

Net income attributable to Sterling common stockholders	$18,066	$14,444	$13,320

Basic net income per share attributable to Sterling common stockholders:
Net income from continuing operations	$1.38	$1.31	$1.19
Net income from discontinued operations	—	—	$0.06

Net income	$1.38	$1.31	$1.25

Weighted average number of shares outstanding in computing basic per share amounts	13,119,987	11,043,948	10,582,730

Diluted net income per share attributable to Sterling common stockholders:
Net income from continuing operations	$1.32	$1.22	$1.08
Net income from discontinued operations	—	—	$0.06

Net income	$1.32	$1.22	$1.14

Weighted average number of shares outstanding in computing diluted per share amounts	13,702,488	11,836,176	11,714,310

The accompanying notes are an integral part of these consolidated financial statements

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2008, 2007 and 2006

			Additional	Retained
	Common Stock		Paid in	Earnings
	Shares	Amount	Capital	(Deficit)	Total
	(Amounts in thousands)

Balance at December 31, 2005	8,165	$82	$82,822	$(34,293)	$48,611
Net income attributable to Sterling common stockholders				13,320	13,320
Stock issued upon option and warrant exercises	701	7	906		913
Stock based compensation expense			991		991
Stock issued in equity offering, net of expenses	2,003	20	27,019		27,039
Issuance and amortization of restricted stock	6	—	117		117
Excess tax benefits from exercise of stock options			2,775	(2,775)	—

Balance at December 31, 2006	10,875	109	114,630	(23,748)	90,991
Net income attributable to Sterling common stockholders				14,444	14,444
Stock issued upon option and warrant exercises	241	2	511		513
Stock based compensation expense			912		912
Stock issued in equity offering, net of expenses	1,840	18	34,471		34,489
Issuance and amortization of restricted stock	10	—	198		198
Excess tax benefits from exercise of stock options			1,480		1,480
Issuance of stock to noncontrolling interest	41	1	999		1,000
Excess fair value over book value of noncontrolling interest in RHB			(5,415)		(5,415)

Balance at December 31, 2007	13,007	130	147,786	(9,304)	138,612
Net income attributable to Sterling common stockholders				18,066	18,066
Stock issued upon option and warrant exercises	154	1	237		238
Stock based compensation expense			210		210
Issuance and amortization of restricted stock	24	—	307		307
Excess tax benefits from exercise of stock options			1,218		1,218
Revaluation of noncontrolling interest put liability			607		607
Expenditures related to 2007 equity offering			(142)		(142)

Balance at December 31, 2008	13,185	$131	$150,223	$8,762	$159,116

The accompanying notes are an integral part of this consolidated financial statement

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(Amounts in thousands)

Cash flows provided by operating activities:
Net income attributable to Sterling common stockholders	$18,066	$14,444	$13,320
Net income attributable to noncontrolling interest in earnings of subsidiary	908	62	—
Income from discontinued operations	—	—	(682)

Net income from continuing operations	18,974	14,506	12,638
Adjustments to reconcile income from continuing operations to net cash provided by continuing operating activities:
Depreciation and amortization	13,168	9,544	7,011
(Gain) loss on sale of property and equipment	81	(501)	(276)
Deferred tax expense	8,938	6,600	6,256
Stock based compensation expense	517	1,110	1,108
Excess tax benefits from exercise of stock options	(1,218)	(1,480)	—
Interest expense accreted on noncontrolling interest	199	—	—
Other changes in operating assets and liabilities:
(Increase) in contracts receivable	(6,188)	(6,588)	(7,893)
(Increase) decrease in costs and estimated earnings in excess of billings on uncompleted contracts	(3,761)	648	(958)
(Increase) decrease in prepaid expenses and other assets	(1,945)	(629)	(1,011)
(Decrease) increase in trade payables	(1,079)	6,064	(3,043)
(Decrease) increase in billings in excess of costs and estimated earnings on uncompleted contracts	(2,222)	646	7,901
(Decrease) increase in accrued compensation and other liabilities	1,257	(378)	1,356

Net cash provided by continuing operations operating activities	26,721	29,542	23,089

Cash flows from continuing operations investing activities:
Cash paid for business combinations, net of cash acquired	—	(49,334)	(2,206)
Additions to property and equipment	(19,896)	(26,319)	(24,849)
Proceeds from sale of property and equipment	1,298	1,603	866
Purchases of short-term securities, available for sale	(24,325)	(123,797)	(144,192)
Sales of short-term securities, available for sale	—	149,912	118,023

Net cash used in continuing operations investing activities	(42,923)	(47,935)	(52,358)

Cash flows from continuing operations financing activities:
Cumulative daily drawdowns — Credit Facility	235,000	190,199	106,025
Cumulative daily reductions — Credit Facility	(245,000)	(155,199)	(89,813)
Repayments under related party long term debt	—	—	(8,449)
Repayments under long-term obligations	(98)	(129)	(123)
Increase in deferred loan costs	—	(1,197)	(124)
Issuance of common stock pursuant to warrants and options exercised	238	513	913
Utilization of excess tax benefits from exercise of stock options	1,218	1,480	—
Distributions to RHB minority interest owner	(562)	—	—
Payments on note receivable	204	420	—
Net proceeds from sale of common stock	(142)	34,489	27,039

Net cash provided by (used in) continuing operations financing activities	(9,142)	70,576	35,468

Net increase (decrease) in cash and cash equivalents from continuing operations	(25,344)	52,183	6,199
Cash provided by discontinued operations	—	—	495
Cash used in discontinued investing activities	—	—	4,739
Cash used in discontinued operations financing activities	—	—	(5,357)

Net cash used in discontinued operations	—	—	(123)
Cash and cash equivalents at beginning of period	80,649	28,466	22,267

Cash and cash equivalents at end of period	$55,305	$80,649	$28,466

Supplemental disclosures of cash flow information:
Cash paid during the period for interest, net of $107, $53 and $14 of capitalized interest expense in 2008, 2007 and 2006, respectively	$167	$216	$199
Cash paid during the period for income taxes	$3,000	$1,300	$300

The accompanying notes are an integral part of these consolidated financial statements

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Business and Significant Accounting Policies

Basis of Presentation:

Sterling Construction Company, Inc. (“Sterling” or “the Company”) a Delaware Corporation, is a leading heavy civil construction company that specializes in the building, reconstruction and repair of transportation and water infrastructure in large and growing markets in Texas and Nevada. Our transportation infrastructure projects include highways, roads, bridges and light rail, and our water infrastructure projects include water, wastewater and storm drainage systems. We provide general contracting services primarily to public sector clients utilizing our own employees and equipment for activities including excavating, paving, pipe installation and concrete and asphalt placement. We purchase the necessary materials for our contracts, perform approximately three-quarters of the work required by our contracts with our own crews, and generally engage subcontractors only for ancillary services.

Sterling owns four subsidiaries; Texas Sterling Construction Co. (“TSC”), a Delaware corporation, Road and Highway Builders, LLC (“RHB”), a Nevada limited liability company, Road and Highway Builders, Inc. (“RHB Inc”), a Nevada corporation and Road and Highway Builders of California, Inc., (“RHB Cal”). TSC, RHB and RHB Cal perform construction contracts and RHB Inc produces aggregates from a leased quarry.

The accompanying consolidated financial statements include the accounts of subsidiaries in which the Company has a greater than 50% ownership interest and all significant intercompany accounts and transactions have been eliminated in consolidation. For all years presented, the Company had no subsidiaries with ownership interests of less than 50%.

Organization and Business:

Although we describe our business in this report in terms of the services we provide, our base of customers and the geographic areas in which we operate, we have concluded that our operations comprise one reportable segment pursuant to Statement of Financial Accounting Standards No. 131 — Disclosures about Segments of an Enterprise and Related Information. In making this determination, we considered that each project has similar characteristics, includes similar services, has similar types of customers and is subject to similar economic and regulatory environments. We organize, evaluate and manage our financial information around each project when making operating decisions and assessing our overall performance.

Use of Estimates:

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain of the Company’s accounting policies require higher degrees of judgment than others in their application. These include the recognition of revenue and earnings from construction contracts under the percentage of completion method, the valuation of long-term assets, and income taxes. Management evaluates all of its estimates and judgments on an on-going basis.

Revenue Recognition:

Construction

The Company’s primary business since July 2001 has been as a general contractor in the States of Texas and, with the acquisition of RHB, Nevada where it engages in various types of heavy civil construction projects principally for public (government) owners. Credit risk is minimal with public owners since the

Company ascertains that funds have been appropriated by the governmental project owner prior to commencing work on such projects. While most public contracts are subject to termination at the election of the government entity, in the event of termination the Company is entitled to receive the contract price for completed work and reimbursement of termination-related costs. Credit risk with private owners is minimized because of statutory mechanics liens, which give the Company high priority in the event of lien foreclosures following financial difficulties of private owners.

Revenues are recognized on the percentage-of-completion method, measured by the ratio of costs incurred up to a given date to estimated total costs for each contract.

Contract costs include all direct material, labor, subcontract and other costs and those indirect costs related to contract performance, such as indirect salaries and wages, equipment repairs and depreciation, insurance and payroll taxes. Administrative and general expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those changes arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. An amount attributable to contract claims is included in revenues when realization is probable and the amount can be reliably estimated. Cost and estimated earnings in excess of billings included $0.2 million and $0.5 million at December 31, 2008 and 2007, respectively, for contract claims not approved by the customer (which includes out-of-scope work, potential or actual disputes, and claims). The Company generally provides a one-year warranty for workmanship under its contracts. Warranty claims historically have been insignificant.

The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed on these contracts. The liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized on these contracts.

Cash and Cash Equivalents and Short-term Investments:

The Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase to be cash equivalents. At December 31, 2008, all cash and cash equivalents were fully insured by the FDIC under its Transaction Account Guarantee Program. At December 31, 2008 there were uninsured short-term investments of $13.1 million.

The Company classified investments in U.S. treasury bills of $5.0 million at December 31, 2008, as securities available for sale in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. At December 31, 2008 we had certificates of deposits of $19.4 million with original maturities of greater than 90 days, but less than one year which were included along with the treasury bills in short-term investments. There was no material unrealized gain or loss on these securities at December 31, 2008, as the market value of these securities approximated their cost.

For the years ended December 31, 2008, 2007 and 2006, the Company recorded interest income of $1.1 million, $1.7 million and $1.4 million, respectively.

Contracts Receivable:

Contracts receivable are generally based on amounts billed to the customer. At December 31, 2008, contracts receivable included retainage of $25.9 million discussed below which is being withheld by customers until completion of the contracts and $2.1 million of unbilled receivables on contracts completed or substantially complete at that date (the latter amount is expected to be billed in 2009). All other contracts receivable include only balances approved for payment by the customer. Based upon a review of outstanding contracts receivable, historical collection information and existing economic conditions, management has determined that all contracts receivable at December 31, 2008 and 2007 are fully collectible, and accordingly, no allowance for doubtful accounts against contracts receivable is necessary. Contracts receivable are written off based on individual credit evaluation and specific circumstances of the customer, when such treatment is warranted.

Retainage:

Many of the contracts under which the Company performs work contain retainage provisions. Retainage refers to that portion of billings made by the Company but held for payment by the customer pending satisfactory completion of the project. Unless reserved, the Company assumes that all amounts retained by customers under such provisions are fully collectible. Retainage on active contracts is classified as a current asset regardless of the term of the contract and is generally collected within one year of the completion of a contract. Retainage was approximately $25.9 million and $21.1 million at December 31, 2008 and December 31, 2007, respectively, of which $0.2 million at December 31, 2008 is expected to be collected beyond 2009.

Inventories:

The Company’s inventories are stated at the lower of cost or market as determined by the average cost method. Inventories at December 31, 2008 and 2007 consist primarily of raw materials, such as concrete and millings which are expected to be utilized on construction projects in the future. The cost of inventory includes labor, trucking and other equipment costs.

Property and Equipment:

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method. The estimated useful lives used for computing depreciation and amortization are as follows:

Building	39 years
Construction equipment	5-15 years
Land improvements	5-15 years
Office furniture and fixtures	3-10 years
Transportation equipment	5 years

Depreciation expense was approximately $12.9 million, $9.5 million, and $6.9 million in 2008, 2007 and 2006, respectively.

Equipment under Capital Leases:

The Company’s policy is to account for capital leases, which transfer substantially all the benefits and risks incident to the ownership of the leased property to the Company, as the acquisition of an asset and the incurrence of an obligation. Under this method of accounting, the recorded value of the leased asset is amortized principally using the straight-line method over its estimated useful life and the obligation, including interest thereon, is reduced through payments over the life of the lease. Depreciation expense on leased equipment and the related accumulated depreciation is included with that of owned equipment.

Deferred Loan Costs:

Deferred loan costs represent loan origination fees paid to the lender and related professional fees such as legal fees related to drafting of loan agreements. These fees are amortized over the term of the loan. In 2007, the Company entered into a new syndicated term Credit Facility (see Note 4) and incurred $1.3 million of loan costs, which are being amortized over the five-year term of the loan. In 2006, TSC renewed its line of credit and incurred loan costs in the amount of $123,000, which were being amortized over the three year term of the Credit Facility; however, the unamortized loan costs were charged to expense in 2007 with the execution of a new line of credit. Loan cost amortization expense for fiscal years 2008, 2007 and 2006 was $254,000, $76,000 and $99,000, respectively.

Goodwill and Intangibles:

Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the dates of acquisition.

The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 142 requires that: (1) goodwill and indefinite lived intangible assets not be amortized, (2) goodwill is to be tested for impairment at least annually at the reporting unit level, (3) the amortization period of intangible assets with finite lives is to be no longer limited to forty years, and (4) intangible assets deemed to have an indefinite life are to be tested for impairment at least annually by comparing the fair value of these assets with their recorded amounts.

Goodwill impairment is tested during the last quarter of each calendar year. The first step compares the book value of the Company’s stock to the fair market value of those shares as reported by Nasdaq. If the fair market value of the stock is greater than the calculated book value of the stock, goodwill is deemed not to be impaired and no further testing is required. If the fair market value is less than the calculated book value, additional steps of determining fair value of additional assets must be taken to determine impairment. Testing step one in 2008 indicated the fair market value of the Company’s stock was in excess of its book value and no further testing was required; based on the results of such test for impairment, the Company concluded that no impairment of goodwill existed as of December 31, 2008.

Intangible assets that have finite lives continue to be subject to amortization. In addition, the Company must evaluate the remaining useful life in each reporting period to determine whether events and circumstances warrant a revision of the remaining period of amortization. If the estimate of an intangible asset’s remaining life is changed, the remaining carrying amount of such asset is amortized prospectively over that revised remaining useful life.

Evaluating Impairment of Long-Lived Assets:

When events or changes in circumstances indicate that long-lived assets other than goodwill may be impaired, an evaluation is performed. The estimated undiscounted cash flow associated with the asset is compared to the asset’s carrying amount to determine if a write-down to fair value is required.

Federal and State Income Taxes:

We determine deferred income tax assets and liabilities using the balance sheet method, as clarified by FIN 48. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. FIN 48 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority (see Note 6).

Stock-Based Compensation:

The Company has five stock-based incentive plans which are administered by the Compensation Committee of the Board of Directors. Prior to August 2006, the Company used the closing price of its common stock on the trading day immediately preceding the date the option was approved as the grant date market value. Since July 2006, the Company’s policy has been to use the closing price of the common stock on the date of the meeting at which a stock option award is approved for the option’s per-share exercise price. The term of the grants under the plans do not exceed 10 years. Stock options generally vest over a three to five year period and the fair value of the stock option is recognized on a straight-line basis over the vesting period of the option. Refer to Note 8 for further information regarding the stock-based incentive plans.

Net Income Per Share:

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is the same as basic net income per share but assumes the exercise of any convertible subordinated debt securities and includes dilutive stock options and warrants using the treasury stock method. The following table reconciles the numerators and denominators of the basic and diluted per common share computations for net income for 2008, 2007 and 2006 (in thousands, except per share data):

	2008	2007	2006

Numerator:
Net income attributable to Sterling common stockholders	$18,066	$14,444	$13,320

Denominator:
Weighted average common shares outstanding — basic	13,120	11,044	10,583
Shares for dilutive stock options and warrants	582	792	1,131

Weighted average common shares outstanding and assumed conversions — diluted	13,702	11,836	11,714

Basic net income per share attributable to Sterling common stockholders	$1.38	$1.31	$1.25

Diluted net income per share attributable to Sterling common stockholders	$1.32	$1.22	$1.14

For the years ended December 31, 2008, 2007 and 2006, there were 96,007, 79,700 and 81,500 options, respectively, considered antidilutive as the option exercise price exceeded the average share market price.

Interest Costs

Approximately $107,000, $53,000 and $14,000 of interest related to the construction of maintenance facilities and an office building were capitalized as part of construction costs during 2008, 2007 and 2006, respectively, in accordance with SFAS No. 34 “Capitalization of Interest Cost”.

Recent Accounting Pronouncements:

In December 2007, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standards No. 141, “Business Combinations” (SFAS 141(R)). This Statement establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Also, under SFAS 141(R), all direct costs of the business combination must be charged to expense on the financial statements of the acquirer as incurred. SFAS 141(R) revises previous guidance as to the recording of post-combination restructuring plan costs by requiring the acquirer to record such costs separately from the business combination. This statement is effective for acquisitions occurring on or after January 1, 2009, with early adoption not permitted. Unless the Company enters into another business combination, there will be no effect on future financial statements of SFAS 141(R) when adopted.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) which establishes a framework for measuring fair value and requires expanded disclosure about the information used to measure fair value. The statement applies whenever other statements require or permit assets or liabilities to be measured at fair value, and does not expand the use of fair value accounting in any new circumstances. In February 2008, the FASB delayed the effective date by which companies must adopt the provisions of SFAS 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed in the financial statements on a recurring basis (at least annually). The new effective date of SFAS 157 deferred implementation to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of this standard is not anticipated to have a material impact on our financial position, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment to FASB Statement No. 115” (“SFAS No. 159”). This statement allows a company to irrevocably elect fair value as a measurement attribute for certain financial assets and financial liabilities with changes in fair value recognized in the results of operations. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Adoption of this FASB did not have a material impact on the Company’s results of operations and financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Non-controlling Interests in Consolidated Financial Statements” (SFAS 160). SFAS 160 clarifies previous guidance on how consolidated entities should account for and report non-controlling interests in consolidated subsidiaries. The statement standardizes the presentation of non-controlling (“minority interests”) for both the consolidated balance sheet and income statement. This Statement is effective for the Company for fiscal years beginning on or after January 1, 2009, and all interim periods within that fiscal year, with early adoption not permitted. Upon adoption, the non-controlling interest in any subsequent acquisition that does not contain a put will be reported as a separate component of stockholders’ equity instead of a liability and net income will be segregated between net income attributable to common stockholders and non-controlling interests.

Reclassifications

Certain balances included in the prior year balance sheet have been reclassified to conform to current year presentation. The accompanying financial statements also contain certain reclassifications to conform with the requirements of SFAS 160 discussed above.

2.	Discontinued operations

In 2005 management identified one of the Company’s subsidiaries, Steel City Products, LLC, (“SCPL”) as held for sale and accordingly, reclassified its consolidated financial statements for all periods to separately present SCPL as discontinued operations.

On October 27, 2006, the Company sold the operations of SCPL to an industry related buyer. The Company received proceeds from the sale of $5.4 million. The Company reported a pre-tax gain of $249,000 on the sale, equal to $121,000 after taxes. Summarized financial information for discontinued operations through the date of the sale on October 27, 2006 is presented below (in thousands):

2006

Net sales	$17,661
Income before income taxes	741
Income taxes	180
Gain on disposal, net of tax of $128	121

Net income from discontinued operations	$682

3.	Property and Equipment

Property and equipment are summarized as follows (in thousands):

	December 31,	December 31,
	2008	2007

Construction equipment	$96,002	$83,739
Transportation equipment	12,358	9,279
Buildings	3,926	1,573
Office equipment	547	602
Construction in progress	792	856
Land	2,916	2,718
Water rights	200	200

	116,741	98,967
Less accumulated depreciation	(38,748)	(26,578)

	$77,993	$72,389

At December 31, 2008 construction in progress consisted of expenditures for new maintenance shop facilities at various locations in Texas.

4.	Line of Credit and Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31,	December 31,
	2008	2007

Credit Facility, due October 2012	$55,000	$65,000
Mortgages due monthly through June 2016	556	654

	55,556	65,654
Less current maturities of long-term debt	(73)	(98)

	$55,483	$65,556

Line of Credit Facilities

On October 31, 2007, the Company and its subsidiaries entered into a new credit facility (“Credit Facility”) with Comerica Bank, which replaced a prior Revolver and will mature on October 31, 2012. The Credit Facility allows for borrowing of up to $75.0 million and is secured by all assets of the Company, other than proceeds and other rights under our construction contracts, which are pledged to our bond surety. The Credit Facility requires the payment of a quarterly commitment fee of 0.25% per annum of the unused portion of the Credit Facility. Borrowings under the Credit Facility were used to finance the RHB acquisition, repay indebtedness outstanding under the Revolver, and finance working capital. At December 31, 2008, the aggregate borrowings outstanding under the Credit Facility were $55.0 million, and the aggregate amount of letters of credit outstanding under the Credit Facility was $1.8 million, which reduces availability under the Credit Facility. Availability under the Credit Facility was, therefore, $18.2 million at December 31, 2008.

At our election, the loans under the Credit Facility bear interest at either a LIBOR-based interest rate or a prime-based interest rate. The unpaid principal balance of each prime-based loan will bear interest at a variable rate equal to Comerica’s prime rate plus an amount ranging from 0% to 0.50% depending on the pricing leverage ratio that we achieve. The “pricing leverage ratio” is determined by the ratio of our average total debt, less cash and cash equivalents, to the EBITDA that we achieve on a rolling four-quarter basis. The pricing leverage ratio is measured quarterly. If we achieve a pricing leverage ratio of (a) less than 1.00 to 1.00; (b) equal to or greater than 1.00 to 1.00 but less than 1.75 to 1.00; or (c) greater than or equal to 1.75 to 1.00, then the applicable prime margins will be 0.0%, 0.25% or 0.50%, respectively. The interest rate on funds borrowed under this Credit Facility was 3.5% at December 31, 2008, and during the year ended December 31, 2008 ranged from 3.50% to 7.50%.

The unpaid principal balance of each LIBOR-based loan bears interest at a variable rate equal to LIBOR plus an amount ranging from 1.25% to 2.25% depending on the pricing leverage ratio that we achieve. If we achieve a pricing leverage ratio of (a) less than 1.00 to 1.00; (b) equal to or greater than 1.00 to 1.00 but less than 1.75 to 1.00; or (c) greater than or equal to 1.75 to 1.00, then the applicable LIBOR margins will be 1.25%, 1.75% or 2.25%, respectively. Interest on LIBOR-based loans is payable at the end of the relevant LIBOR interest period, which must be one, two, three or six months.

The Credit Facility is subject to our compliance with certain covenants, including financial covenants relating to fixed charges, leverage, tangible net worth, asset coverage and consolidated net losses. The Credit Facility contains restrictions on the Company’s ability to:

•	Make distributions and dividends;

•	Incur liens and encumbrances;

•	Incur further indebtedness;

•	Guarantee obligations;

•	Dispose of a material portion of assets or merge with a third party;

•	Make acquisitions;

•	Incur negative income for two consecutive quarters.

The Company was in compliance with all covenants under the Credit Facility as of December 31, 2008.

In December 2007, Comerica syndicated the Credit Facility with three other financial institutions under the same terms discussed above.

Management believes that the Credit Facility will provide adequate funding for the Company’s working capital, debt service and capital expenditure requirements, including seasonal fluctuations at least through December 31, 2009.

The prior Revolver required the payment of a quarterly commitment fee of 0.25% per annum of the unused portion of the line of credit. Borrowing interest rates were based on the bank’s prime rate or on a Eurodollar rate at the option of the Company. The interest rate on funds borrowed under this revolver during the year ended December 31, 2006 ranged from 7.25% to 8.25% and during 2007 ranged from 7.75% to 8.25%.

Mortgage

In 2001 TSC completed the construction of a headquarters building and financed it principally through a mortgage of $1.1 million on the land and facilities, at a floating interest rate, which at December 31, 2008 was 3.5% per annum, repayable over 15 years. The aggregate outstanding balance on these two mortgages aggregated $556,000 at December 31, 2008.

Maturity of Debt

The Company’s long-term obligations mature in future years as follows (in thousands):

Fiscal Year

2009	$73
2010	73
2011	73
2012	55,073
2013	73
Thereafter	191

$55,556

5.	Financial Instruments

SFAS No. 107, “Disclosure about Fair Value of Financial Instruments” defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The Company’s financial instruments are cash and cash equivalents, short-term investments, contracts receivable, accounts payable, mortgages payable and long-term debt. The recorded values of cash and cash equivalents, short-term investments, contracts receivable and accounts payable approximate their fair values based on their short-term nature. The recorded value of long-term debt approximates its fair value, as interest approximates market rates.

TSC had one mortgage outstanding at December 31, 2008, and two mortgages outstanding at December 31, 2007. The mortgage outstanding at December 31, 2008 was accruing interest at 3.50% at that date and contained pre-payment penalties. To determine the fair value of the mortgage, the amount of future cash flows was discounted using the Company’s borrowing rate on its Credit Facility. At December 31, 2008 and December 31, 2007, the carrying value of the mortgages was $556,000 and $654,000, respectively, and the fair value of the mortgages was approximately $488,000 and $641,000, respectively.

The Company does not have any off-balance sheet financial instruments.

6.	Income Taxes and Deferred Tax Asset/Liability

During the year ended December 31, 2007, Sterling utilized its book net operating tax loss carry-forwards (“NOL”) of approximately $9.8 million to offset a portion of the taxable income of the Company and its subsidiaries for federal income tax return purposes.

The Company also had available carry-forwards resulting from the exercise of non-qualified stock options. The Company could not recognize the tax benefit of these carry-forwards as deferred tax assets until its existing NOL’s were fully utilized, and therefore, the deferred tax asset related to NOL carry-forwards differed from the amount available on its federal tax returns. The Company utilized approximately $3.5 million and $4.2 million of these excess compensation carry-forwards from the exercise of stock options to offset taxable income in 2008 and 2007, respectively. The utilization of these excess compensation benefits for tax purposes reduced taxes payable and increased additional paid-in capital for financial statement purposes by $1.2 million and $1.5 million in 2008 and 2007, respectively.

Current income tax expense represents federal tax payable for 2008 and Texas franchise tax.

Deferred tax assets and liabilities of continuing operations consist of the following (in thousands):

	December 31, 2008		December 31, 2007
	Current	Long Term	Current	Long Term

Assets related to:
Accrued compensation	$1,169	$—	$1,054	$487
AMT carry forward	—	1,770	—	2,446
Other	34	128	37	—
Liabilities related to:
Amortization of goodwill	—	(1,209)
Depreciation of property and equipment	—	(11,806)	—	(6,031)
Other	—	—	(3)	—

Net asset/liability	$1,203	$(11,117)	$1,088	$(3,098)

The income tax provision differs from the amount using the statutory federal income tax rate of 35% in 2008 and 2007 and 34% in 2006 applied to income from continuing operations, for the following reasons (in thousands):

	Fiscal Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Tax expense at the U.S. federal statutory rate	$10,149	$7,838	$6,721
Texas franchise tax expense, net of refunds and federal benefits	195	106	—
Taxes on subsidiary’s earnings allocated to minority interest	(319)	—	—
Non-taxable interest income	(35)	(295)	—
Permanent differences	35	241	153

Income tax expense	$10,025	$7,890	$6,874
Income tax on discontinued operations including taxes on the gain on sale in 2006	—	—	308

Income tax on continuing operations	$10,025	$7,890	$6,566

The decrease in the effective income tax rate to 34.6% in 2008 from 35.2% in 2007 is due to the increase in the portion of earnings of a subsidiary taxed to the minority interest owner partially offset by a full year of the revised Texas franchise tax which became effective July 1, 2007. The increase in the effective income tax rate to 35.2% in 2007 from 34.2% in 2006 is the result of the Texas franchise tax and an increase in the statutory tax rate.

The Company and its subsidiaries file income tax returns in the United States federal jurisdiction and in various states. With few exceptions, the Company is no longer subject to federal tax examinations for years prior to 2002 and state income tax examinations for years prior to 2005. The Company’s policy is to recognize interest related to any underpayment of taxes as interest expense, and penalties as administrative expenses. No interest or penalties have been accrued at December 31, 2008.

The Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes” on January 1, 2007; however the adoption did not result in an adjustment to retained earnings. In its 2005 tax return, the Company used NOL’s that would have expired during that year instead of deducting compensation expense that originated in 2005 as the result of stock option exercises. Therefore, that compensation deduction was lost. Whether the Company can choose not to take deductions for compensation expense in the tax return and to instead use otherwise expiring NOLs is considered by management to be an uncertain tax position. In the event that the IRS examines the 2005 tax return and determines that the compensation expense is a required deduction in the tax return, then the Company would deduct the compensation expense instead of the NOL used in the period; however there would be no cash impact on tax paid due to the increased compensation deduction. In addition, there would be no interest or penalties due as a result of the change. As a result of the Company’s detailed FIN 48 analysis, management has determined that it is more likely than not this position will be sustained upon examination, and this uncertain tax position was determined to have a measurement of $0.

The Company does not believe that its uncertain tax position will significantly change due to the settlement and expiration of statutes of limitations prior to December 31, 2009.

7.	Costs and Estimated Earnings and Billings on Uncompleted Contracts

Costs and estimated earnings and billings on uncompleted contracts at December 31, 2008 and 2007 are as follows (in thousands):

	Fiscal Year Ended	Fiscal Year Ended
	December 31,	December 31,
	2008	2007

Costs incurred and estimated earnings on uncompleted contracts	$584,997	$329,559
Billings on uncompleted contracts	(600,616)	(351,161)

	$(15,619)	$(21,602)

Included in accompanying balance sheets under the following captions:

	Fiscal Year Ended	Fiscal Year Ended
	December 31,	December 31,
	2008	2007

Costs and estimated earnings in excess of billings on uncompleted contracts	$7,508	$3,747
Billings in excess of costs and estimated earnings on uncompleted contracts	(23,127)	(25,349)

	$(15,619)	$(21,602)

8.	Stock Options and Warrants

Stock Options and Grants

In July 2001, the Board of Directors adopted and in October 2001 shareholders approved the 2001 Stock Incentive Plan (the “2001 Plan”). The 2001 Plan initially provided for the issuance of stock awards for up to 500,000 shares of the Company’s common stock. In March 2006, the number of shares available for issuance under the 2001 Plan was increased to one million shares. In November 2007, the number of shares available for issuance under the 2001 Plan was reduced by the board of directors from one million shares to 662,626 shares and subsequently in May 2008 was returned to one million shares. The plan is administered by the Compensation Committee of the Board of Directors. In general, the plan provides for all grants to be issued with a per-share exercise price equal to the fair market value of a share of common stock on the date of grant. The original terms of the grants typically do not exceed 10 years. Stock options generally vest over a three to five year period.

The Company’s and its subsidiaries’ directors, officers, employees, consultants and advisors are eligible to be granted awards under the 2001 plan.

At December 31, 2008 there were 397,690 shares of common stock available under the 2001 Plan for issuance pursuant to future stock option and share grants. No options are outstanding and no shares are or will be available for grant under the Company’s other option plans, all of which have been terminated.

The 2001 plan provides for restricted stock grants and in May 2008 and May 2007, pursuant to non-employee director compensation arrangements. Non-employee directors of the Company were awarded restricted stock with one-year vesting as follows:

	2008 Awards	2007 Awards

Shares awarded to each non-employee directors	2,564	1,598
Total shares awarded	17,948	9,588
Grant-date market price per share of awarded shares	$19.50	$21.90
Total compensation cost	$350,000	$210,000
Compensation cost recognized in 2008	$221,000	$140,000

In March 2008, five employees were granted an aggregate of 5,672 shares of restricted stock with a market value $18.16 per share resulting in compensation expense of $103,000 to be recognized ratably over the five-year restriction period.

The following tables summarize the stock option activity under the 2001 Plan and previously active plans:

			1994 Non-Employee
	2001 Plan		Director Plan		1991 Plan
		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding at December 31, 2005:	457,160	$4.66	31,166	$1.58	84,420	$2.75
Granted	81,500	$16.36	—	—	—	—
Exercised	(64,057)	$2.46	(18,000)	$2.05	(55,996)	$2.75
Expired/forfeited	(4,400)	$7.83	—	—	—	—

Outstanding at December 31, 2006:	470,203	$8.35	13,166	$0.94	28,424	$2.75
Granted	16,507	$19.43	—	—	—	—
Exercised	(24,110)	$3.39	(3,000)	$1.00	(28,424)	$2.75
Expired/forfeited	(5,460)	$13.48	—	—	—	—

Outstanding at December 31, 2007:	457,140	$9.06	10,166	$0.93	—	—
Exercised	(45,940)	$2.81	(10,166)	$0.93	—	—
Expired/forfeited	(200)	$25.21	—	—	—	—

Outstanding at December 31, 2008:	411,000	$9.75	—	—	—	—

	1994 Omnibus Plan		1998 Plan
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at December 31, 2005:	424,196	$1.40	229,125	$0.58
Exercised	(166,016)	$1.08	(225,875)	$0.57

Outstanding at December 31, 2006:	258,180	$1.60	3,250	$1.00
Exercised	(181,990)	$1.91	(3,250)	$1.00

Outstanding at December 31, 2007:	76,190	$0.88	—	—
Exercised	(76,190)	$0.88	—	—

Outstanding at December 31, 2008:	—	—	—	—

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

	Options Outstanding			Options Exercisable
		Weighted Average	Weighted Average		Weighted Average
Range of Exercise Price	Number of	Remaining Contractual Life	Exercise Price per	Number of	Exercise Price per
per Share	Shares	(Years)	Share	Shares	Share

$0.94 - $1.50	31,700	2.56	$1.50	31,700	$1.50
$1.73 - $2.00	31,800	3.56	$1.73	31,800	$1.73
$2.75 - $3.38	148,193	3.66	$3.09	135,533	$3.09
$6.87	15,000	6.38	$6.87	15,000	$6.87
$9.69	62,800	1.55	$9.69	62,800	$9.69
$16.78	25,500	1.70	$16.78	15,100	$16.78
$18.99	13,707	8.61	$18.99	4,569	$18.99
$21.60	2,800	3.55	$21.60	2,800	$21.60
$24.96	62,800	2.55	$24.96	62,800	$24.96
$25.21	16,700	2.69	$25.21	6,920	$25.21

	411,000	3.18	$9.75	369,022	$9.15

		Aggregate Intrinsic
	Number of Shares	Value

Total outstanding in-the-money options at 12/31/08	314,993	$4,137,416
Total vested in-the-money options at 12/31/08	291,933	$3,923,872
Total options exercised during 2008	132,296	$2,184,482

For unexercised options, aggregate intrinsic value represents the total pretax intrinsic value (the difference between the Company’s closing stock price on December 31, 2008 ($18.53) and the exercise price, multiplied by the number of in-the-money option shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. For options exercised during 2008, aggregate intrinsic value represents the total pretax intrinsic value based on the Company’s closing stock price on the day of exercise.

Compensation expense for options granted during 2007 and 2006 were calculated using the Black-Scholes option pricing model using the following assumptions in each year (no options were granted during 2008):

	Fiscal 2007	Fiscal 2006

Average Risk free interest rate	4.7%	4.9%
Average Expected volatility	70.7%	76.3%
Average Expected life of option	3.0 years	5.0 years
Expected dividends	None	None

The risk-free interest rate is based upon interest rates that match the contractual terms of the stock option grants. The expected volatility is based on historical observation and recent price fluctuations. The expected life is based on evaluations of historical and expected future employee exercise behavior, which is not less than the vesting period of the options. The Company does not currently pay dividends. The weighted average fair value of stock options granted in 2007 and 2006 was $12.20 and $16.36, respectively.

Pre-tax deferred compensation expense for stock options and restricted stock grants was $517,000 ($336,000 after tax effects of 35.0%), $1,110,000 ($722,000 after tax effects of 35.0%), and $1,108,000 ($729,000 after tax effects of 34.2%), in 2008, 2007 and 2006, respectively. Proceeds received by the Company from the exercise of options in 2008, 2007 and 2006 were $205,000, $513,000 and $657,000, respectively. At December 31, 2008, total unrecognized stock-based compensation expense related to unvested stock options was approximately $336,000, which is expected to be recognized over a weighted average period of approximately 2.0 years.

Warrants

Warrants attached to zero coupon notes were issued to certain members of TSC management and to certain stockholders in 2001. These ten-year warrants to purchase shares of the Company’s common stock at $1.50 per share became exercisable 54 months from the July 2001 issue date, except that one warrant covering 322,661 shares by amendment became exercisable forty-two months from the issue date. The following table shows the warrant shares outstanding and the proceeds that have been received by the Company from exercises.

		Company’s	Year-End
		Proceeds of	Warrant Share
	Shares	Exercise	Balance

Warrants outstanding on vest date	850,000	—	850,000
Warrants exercised in 2005	322,661	$483,991	527,339
Warrants exercised in 2006	171,073	$256,610	356,266
Warrants exercised in 2007	—	—	356,266
Warrants exercised in 2008	22,220	$33,330	334,046

9.	Employee Benefit Plan

The Company and its subsidiaries maintain a defined contribution profit-sharing plan covering substantially all non-union persons employed by the Company and its subsidiaries, whereby employees may contribute a percentage of compensation, limited to maximum allowed amounts under the Internal Revenue Code. The Plan provides for discretionary employer contributions, the level of which, if any, may vary by subsidiary and is determined annually by each company’s board of directors. The Company made aggregate matching contributions of $322,000, $353,000 and $325,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

10.	Operating Leases

The Company leases office space in the Dallas and San Antonio areas of Texas and Reno, Nevada.

In 2006 and 2007, the Company entered into several long-term operating leases for equipment with lease terms of approximately three to five years. Certain of these leases allow the Company to purchase the equipment on or before the end of the lease term. If the Company does not purchase the equipment, it is returned to the lessor. Two leases obligate the Company to pay a guaranteed residual not to exceed 20% of the original equipment cost. The Company is accruing the liability for both leases, which is not expected to exceed $330,000 in the aggregate.

Minimum annual rentals for all operating leases having initial non-cancelable lease terms in excess of one year are as follows (in thousands):

Fiscal Year

2009	$721
2010	721
2011	634
2012	70
2013	—
Thereafter	—

Total future minimum rental payments	$2,146

Total rent expense for all operating leases amounted to approximately $767,000, $1,068,000 and $995,000 in fiscal years 2008, 2007 and 2006, respectively.

11.	Customers

The following table shows contract revenues generated from the Company’s customers that accounted for more than 10% of revenues (dollars in thousands):

	December 31,		December 31,		December 31,
	2008		2007		2006
	Contract	% of	Contract	% of	Contract	% of
	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues

Texas Department of Transportation (“TXDOT”)	$162,041	39.2%	$201,073	65.7%	$166,333	67.1%
Nevada Department of Transportation (“NDOT”)	$88,159	21.3%	*	*	N/A	N/A
City of Houston (“COH”)	*	*	*	*	$29,848	12.1%
Harris County	*	*	*	*	*	*

*	represents less than 10% of revenues

At December 31, 2008, TXDOT ($22.1 million), City of Houston ($10.2 million) and City of San Antonio ($7.5 million) owed balances greater than 10% of contracts receivable.

12.	Equity Offerings

In December 2007, the Company completed a public offering of 1.84 million shares of its common stock at $20.00 per share. The Company received proceeds, net of underwriting discounts and commissions, of approximately $35.0 million ($19.00 per share) and paid approximately $0.5 million in related offering expenses. From the proceeds of the offering, the Company repaid the portion of its Credit Facility that was used in its acquisition of its interest in RHB. The remainder of the offering proceeds was used for working capital purposes.

In January 2006, the Company completed a public offering of approximately 2.0 million shares of its common stock at $15.00 per share. The Company received proceeds, net of underwriting commissions, of approximately $28.0 million ($13.95 per share) and paid approximately $907,000 in related offering expenses. In addition, the Company received approximately $484,000 in December 2005 from the exercise of warrants and options to purchase 321,758 shares of Common Stock, which were subsequently sold in 2006 by the option and warrant holders in the offering. From the proceeds of the offering, the Company repaid all its outstanding related party promissory notes to officers, directors and former directors as follows:

			Total
Name	Principal	Interest	Payment

Patrick T. Manning	$318,592	2,867	$321,459
James D. Manning	$1,855,349	16,698	$1,872,047
Joseph P. Harper, Sr.	$2,637,422	23,737	$2,661,159
Maarten D. Hemsley	$181,205	1,631	$182,836
Robert M. Davies	$452,909	4,076	$456,985

During 2006, the Company utilized a portion of the offering proceeds to purchase additional construction equipment and to repay borrowed funds.

13.	Minority interest in RHB:

On October 31, 2007, the Company purchased a 91.67% interest in Road and Highway Builders, LLC (“RHB”), a Nevada limited liability company, and all of the outstanding capital stock of Road and Highway Builders, Inc (“RHB Inc”), then an inactive Nevada corporation. These entities were affiliated through common ownership and have been included in the Company’s consolidated results since the date of acquisition.

RHB is a heavy civil construction business located in Reno, Nevada that builds roads, highways and bridges for local and state agencies in Nevada. Its assets consist of construction contracts, road and bridge construction and aggregate mining machinery and equipment, and approximately 44.5 acres of land with improvements. RHB Inc’s sole asset is its right as a co-lessee with RHB under a long-term, royalty-based lease of a Nevada quarry on which RHB can mine aggregates for use in its own construction business and for sale to third parties. During early 2008, RHB Inc began crushing stone for the operations of RHB.

The Company paid an aggregate purchase price for its interest in RHB of $53.0 million, consisting of $48.9 million in cash, 40,702 unregistered shares of the Company’s common stock, which were valued at $1.0 million based on the quoted market value of the Company’s stock on the purchase date, and $3.1 million in assumption of accounts payable to RHB by one of the sellers. Additionally, the Company incurred $1.1 million of direct costs related to the acquisition. We acquired RHB for a number of reasons, including those listed below:

a) Expansion into growing western U.S. infrastructure construction markets;

b) Strong management team with a shared corporate culture;

c) Expansion of our service lines into aggregates and asphalt paving materials;

d) Opportunities to extend our municipal and structural capabilities into Nevada; and

e) RHB’s strong financial results and expected immediate accretion to our earnings and earnings per share.

Ten percent of the cash purchase price was placed in escrow for eighteen months as security for any breach of representations and warranties made by the sellers.

The minority interest owner of RHB (who remains with RHB as Chief Executive Officer) has the right to require the Company to buy his remaining 8.33% minority interest in RHB and, concurrently, the Company has the right to require that owner to sell his 8.33% interest to the Company, beginning in 2011. The purchase price in each case is 8.33% of the product of six times the simple average of RHB’s income before interest, taxes, depreciation and amortization for the calendar years 2008, 2009 and 2010. The minority interest was recorded at its estimated fair value of $6.3 million at the date of acquisition and the difference of $5.4 million between the minority owner’s interest in the historical basis of RHB and the estimated fair value of that interest was recorded as a liability to the minority interest and a reduction in addition paid-in capital.

Any changes to the estimated fair value of the minority interest will be recorded as a corresponding change in additional paid-in-capital. Additionally, interest will be accredited to the minority interest liability based on the discount rate used to calculate the fair value of the acquisition.

Based on RHB’s operating results for 2008 and management’s current estimates of such results for 2009 and 2010, the Company has revised its estimate of the fair value of the minority interest at December 31, 2008 and recorded a reduction in the related liability and increased paid-in-capital by $607,000 at that date. This change in fair value estimate also resulted in a reduction in interest accreted in the first three quarters of 2008 on the liability by $228,000, which is reflected as a reduction in fourth quarter interest expense.

The purchase agreement restricts the sellers from competing against the business of RHB and from soliciting its employees for a period of four years after the closing of the purchase.

The following table summarizes the allocation of the purchase price, including related direct acquisition costs for RHB (in thousands):

Tangible assets acquired at estimated fair value, including approximately $10,000 of property, plant and equipment	$19,334
Current liabilities assumed	(9,686)
Goodwill	44,496

Total	$54,144

The goodwill is deductible for tax purposes over 15 years. The purchase price allocation has been finalized and there were no separately identifiable assets, other than goodwill. Other than the adjustment to the minority interest liability and additional paid-in-capital discussed above, no material adjustments were made to the initial allocation of the purchase price.

The operations of RHB are included in the accompanying consolidated statements of operations and cash flows for the two months ended December 31, 2007 and the year of 2008. Supplemental information on an unaudited pro forma combined basis, as if the RHB acquisition had been consummated at the beginning of 2006, is as follow (in thousands, except per share amounts):

	2007	2006
	(Unaudited)

Revenues	$377,740	$286,511
Net income from continuing operations	$26,881	$14,959
Diluted net income per share from continuing operations	$2.26	$1.27

For the ten months ended October 31, 2007, RHB had unaudited revenues of approximately $72 million and unaudited income before taxes of approximately $21 million. The profitability of RHB for the ten month period was higher than what was expected to continue due to some unusually high margin contracts and may not be indicative of future results of operations.

14.	Commitments and Contingencies

Employment Agreements

Patrick T. Manning, Joseph P. Harper, Sr., James H. Allen, Jr. and certain other officers of the Company and its subsidiaries have employment agreements which provide for payments of annual salary, deferred salary, incentive bonuses and certain benefits if their employment is terminated without cause.

Self-Insurance

The Company is self-insured for employee health claims. Its policy is to accrue the estimated liability for known claims and for estimated claims that have been incurred but not reported as of each reporting date. The Company has obtained reinsurance coverage for the policy period as follows:

•	Specific excess reinsurance coverage for medical and prescription drug claims in excess of $60,000 for each insured person with a maximum lifetime reimbursable of $2,000,000.

•	Aggregate reinsurance coverage for medical and prescription drug claims within a plan year with a maximum of approximately $1.1 million which is the estimated maximum claims and fixed cost based on the number of employees.

For the twelve months ended December 31, 2008, 2007 and 2006, the Company incurred $1.5 million, $1.6 million and $1.2 million, respectively, in expenses related to this plan.

The Company is also self-insured for workers’ compensation claims up to $250,000 per occurrence, with a maximum aggregate liability of $2.7 million per year. Its policy is to accrue the estimated liability for known claims and for estimated claims that have been incurred but not reported as of each reporting date. At December 31, 2008 and 2007, the Company had recorded an estimated liability of $1,092,000 and $1,067,000, respectively, which it believes is adequate based on its claims history and an actuarial study. The Company has a safety and training program in place to help prevent accidents and injuries and works closely with its employees and the insurance company to monitor all claims.

The Company obtains bonding on construction contracts through Travelers Casualty and Surety Company of America. As is customary in the construction industry, the Company indemnifies Travelers for any losses incurred by it in connection with bonds that are issued. The Company has granted Travelers a security interest in accounts receivable and contract rights for that obligation.

Guarantees

The Company typically indemnifies contract owners for claims arising during the construction process and carries insurance coverage for such claims, which in the past have not been material.

The Company’s Certificate of Incorporation provides for indemnification of its officers and directors. The Company has a Director and Officer insurance policy that limits its exposure. At December 31, 2008 the Company had not accrued a liability for this guarantee, as the likelihood of incurring a payment obligation in connection with this guarantee is believed to be remote.

Litigation

The Company is the subject of certain claims and lawsuits occurring in the normal course of business. Management, after consultation with outside legal counsel, does not believe that the outcome of these actions will have a material impact on the financial statements of the Company.

Purchase Commitments

To manage the risk of changes in material prices and subcontracting costs used in tendering bids for construction contracts, we obtain firm quotations from suppliers and subcontractors before submitting a bid. These quotations do not include any quantity guarantees. As soon as we are advised that our bid is the lowest, we enter into firm contracts with most of our materials suppliers and sub-contractors, thereby mitigating the risk of future price variations affecting the contract costs.

15.	Related Party Transactions

In July 2001, Robert Frickel was elected to the Board of Directors. He is President of R.W. Frickel Company, P.C., an accounting firm that performs certain tax services for the Company. Fees paid or accrued to R.W. Frickel Company for 2008, 2007 and 2006 and were approximately $39,700, $63,600 and $57,500, respectively.

In July 2005, Patrick T. Manning married the sole beneficial owner of Paradigm Outdoor Supply, LLC and Paradigm Outsourcing, Inc., both of which are women-owned business enterprises. The Paradigm companies provide materials and services to the Company and to other contractors. In 2008, 2007 and 2006, the Company paid approximately $0.4 million, $1.7 million and $3.3 million, respectively, to the Paradigm companies for materials and services.

16.	Capital Structure

Holders of common stock are entitled to one vote for each share on all matters voted upon by the stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of preferred stock, common stockholders are entitled to receive ratably any dividends that may be declared by the Board of Directors out of funds legally available for that purpose. Holders of common stock are entitled to share ratably in net assets upon any dissolution or liquidation after payment of provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Common stock shares are not subject to any redemption provisions and are not convertible into any other shares of capital stock. The rights, preferences and privileges of holders of common stock are subject to those of the holders of any shares of preferred stock that may be issued in the future.

The Board of Directors may authorize the issuance of one or more classes or series of preferred stock without stockholder approval and may establish the voting powers, designations, preferences and rights and restrictions of such shares. No preferred shares have been issued.

In December 1998, the Company entered into a rights agreement with American Stock Transfer & Trust Company, as rights agent, providing for a dividend of one purchase right for each outstanding share of common stock for stockholders of record on December 29, 1998. Holders of shares of common stock issued since that date were issued rights with their shares. The rights traded automatically with the shares of common stock and became exercisable only if a takeover attempt of the Company had occurred. The rights expired on December 29, 2008.

17.	Quarterly Financial Information (Unaudited)

	Fiscal 2008 Quarter Ended
	March 31	June 30	September 30	December 31 (*)	Total
	(Dollar amounts in thousands, except per share data)
	(unaudited)

Revenues	$84,926	$106,728	$114,148	$109,272	$415,074
Gross profit	8,101	11,740	12,572	9,559	41,972
Income before income taxes and minority interest	4,800	8,278	9,591	6,330	28,999
Net income attributable to Sterling common stockholders	$3,117	$5,140	$5,978	$3,831	$18,066

Net income per share attributable to Sterling common stockholders, basic:	$0.24	$0.39	$0.46	$0.29	$1.38

Net income per share attributable to Sterling common stockholders, diluted:	$0.23	$0.37	$0.44	$0.28	$1.32

	Fiscal 2007 Quarter Ended
	March 31	June 30	September 30	December 31	Total
	(Dollar amounts in thousands, except per share data)
	(unaudited)

Revenues	$68,888	$71,275	$77,714	$88,343	$306,220
Gross profit	5,632	8,046	7,915	12,093	33,686
Income before income taxes and minority interest	3,806	5,711	5,125	7,754	22,396
Net income attributable to Sterling common stockholders	$2,511	$3,797	$3,443	$4,693	$14,444

Net income per share attributable to Sterling common stockholders, basic:	$0.23	$0.35	$0.31	$0.42	$1.31

Net income per share attributable to Sterling common stockholders, diluted:	$0.21	$0.32	$0.29	$0.39	$1.22

*	See Note 13 regarding reversal in the fourth quarter of $228,000 of interest expense accreted on the minority interest liability in the first three quarters of 2008.

18.	Subsequent Event

On December 3, 2009, the Company acquired an 80 percent membership interest in Ralph L. Wadsworth Construction Company, LLC (“RLW”) for $64.7 million. RLW is a heavy civil construction company focused on the design and construction of bridges, roads and highways, primarily in the state of Utah. Each of the sellers, who own the remaining 20 percent interest, has the right to put, or require the Company to buy, his remaining membership interest in RLW and, concurrently, the Company has the right to acquire each remaining membership interest in 2013. Supplemental information on an unaudited pro forma combined basis, as if the acquisition had been consummated at the beginning of 2008, is as follows (in thousands):

	12 Months Ended	9 Months Ended
	December 31, 2008	September 30, 2009

Revenues	$541,196	$431,427
Net income attributable to Sterling common stockholders	$28,054	$34,795
Diluted net income per share attributable to Sterling common stockholders	$2.05	$2.53

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2009	2008
	(Amounts in thousands)
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$62,239	$55,305
Short-term investments	41,231	24,379
Contracts receivable, including retainage	66,387	60,582
Costs and estimated earnings in excess of billings on uncompleted contracts	6,196	7,508
Inventories	1,224	1,041
Deposits and other current assets	1,257	3,907

Total current assets	178,534	152,722
Property and equipment, net	71,681	77,993
Goodwill	57,232	57,232
Other assets, net	1,424	1,668

Total assets	$308,871	$289,615

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$27,475	$26,111
Billings in excess of costs and estimated earnings on uncompleted contracts	25,693	23,127
Current maturities of long-term obligations	73	73
Income taxes payable	23	547
Other accrued expenses	9,492	7,741

Total current liabilities	62,756	57,599
Long-term liabilities:
Long-term debt, net of current maturities	40,428	55,483
Deferred tax liability, net	15,051	11,117
Put liability related to and noncontrolling owner’s interest in subsidiary	7,568	6,300

Total long-term liabilities	63,047	72,900
Commitments and contingencies
Stockholders’ equity:
Preferred stock, par value $0.01 per share; authorized 1,000,000 shares, none issued	—	—
Common stock, par value $0.01 per share; authorized 19,000,000 shares, 13,285,244 and 13,184,638 shares issued and outstanding	132	131
Additional paid-in capital	150,902	150,223
Retained earnings	32,034	8,762

Total Sterling common stockholders’ equity	183,068	159,116

Total liabilities and stockholders’ equity	$308,871	$289,615

The accompanying notes are an integral part of these condensed consolidated financial statements

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	(Amounts in thousands, except share and per share data)
	(Unaudited)

Revenues	$103,929	$114,148	$319,170	$305,802
Cost of revenues	87,387	101,576	272,238	273,389

Gross profit	16,542	12,572	46,932	32,413
General and administrative expenses	(3,508)	(3,201)	(10,536)	(10,090)
Other income (expense)	(70)	61	(30)	(41)

Operating income	12,964	9,432	36,366	22,282
Interest income	129	303	406	813
Interest expense	(52)	(144)	(154)	(426)

Income before income taxes and earnings attributable to the noncontrolling interest	13,041	9,591	36,618	22,669
Income tax expense	(4,214)	(3,245)	(12,154)	(7,616)

Net income	8,827	6,346	24,464	15,053
Less: Net income attributable to the noncontrolling interest in earnings of subsidiary	(735)	(368)	(1,521)	(819)

Net income attributable to Sterling common stockholders	$8,092	$5,978	$22,943	$14,234

Net income per share attributable to Sterling common stockholders:
Basic	$0.61	$0.46	$1.73	$1.09
Diluted	$0.59	$0.44	$1.67	$1.04
Weighted average number of common shares outstanding used in computing per share amounts:
Basic	13,275,416	13,125,671	13,229,268	13,101,766
Diluted	13,740,464	13,705,477	13,732,834	13,702,800

The accompanying notes are an integral part of these condensed consolidated financial statements

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED September 30, 2009

			Additional
	Common Stock		Paid-in	Retained
	Shares	Amount	Capital	Earnings	Total
	(Amounts in thousands)
	(Unaudited)

Balance at January 1, 2009	13,185	$131	$150,223	$8,762	$159,116
Net income attributable to Sterling common stockholders	—	—	—	22,943	22,943
Unrealized holding gain on available-for-sale securities, net of tax	—	—	—	329	329
Stock issued upon option and warrant exercises	72	1	235	—	236
Issuance and amortization of restricted stock	28	—	306	—	306
Stock-based compensation expense	—	—	138	—	138

Balance at September 30, 2009	13,285	$132	$150,902	$32,034	$183,068

The accompanying notes are an integral part of these condensed consolidated financial statements

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Nine Months Ended
	September 30,
	2009	2008
	(Amounts in thousands)
	(Unaudited)

Net income attributable to Sterling common stockholders	$22,943	$14,234
Other comprehensive income, net of tax:
Unrealized holding gain on available-for-sale securities	329	—

Comprehensive income attributable to Sterling common stockholders	$23,272	$14,234

The accompanying notes are an integral part of these condensed consolidated financial statements

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2009	2008
	(Amounts in thousands)
	(Unaudited)

Cash flows provided by operating activities:
Net income attributable to Sterling common stockholders	$22,943	$14,234
Plus: Net income attributable to noncontrolling interest	1,521	819

Net income	24,464	15,053
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,317	9,757
Loss on sale of property and equipment	180	41
Deferred tax expense	5,045	6,272
Stock-based compensation expense	444	373
Excess tax benefits from exercise of stock options	—	(522)
Interest expense accreted on noncontrolling interest	155	376
Other changes in operating assets and liabilities:
(Increase) decrease in contracts receivable	(5,805)	(12,846)
(Increase) decrease in costs and estimated earnings in excess of billings on uncompleted contracts	1,312	(4,244)
(Increase) decrease in other current assets	1,761	(596)
Increase (decrease) in accounts payable	1,364	3,298
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	2,566	(228)
Increase (decrease) in other accrued expenses	1,229	2,195

Net cash provided by (used in) operating activities	43,032	18,929
Cash flows from investing activities:
Additions to property and equipment	(4,392)	(16,972)
Proceeds from sale of property and equipment	394	1,171
(Issuance) payment on note receivable	(350)	184
Purchases of short-term investments	(47,230)	(17,329)
Proceeds from sales of short-term investments	30,708	—

Net cash provided by (used in) investing activities	(20,870)	(32,946)
Cash flows from financing activities:
Cumulative daily drawdowns — Credit Facility	140,000	180,000
Cumulative daily reductions — Credit Facility	(155,000)	(185,000)
Repayments under long-term obligations	(56)	(80)
Distribution of earnings to noncontrolling interest	(408)	—
Excess tax benefits from exercise of stock options	—	522
Issuance of common stock pursuant to the exercise of options and warrants	236	163
Expenditures related to 2007 equity offering	—	(143)

Net cash provided by (used in) financing activities	(15,228)	(4,538)

Net increase (decrease) in cash and cash equivalents	6,934	(18,555)
Cash and cash equivalents at beginning of period	55,305	80,649

Cash and cash equivalents at end of period	$62,239	$62,094

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$39	$122
Cash paid during the period for taxes	$6,000	$3,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Nine Months Ended September 30, 2009 (UNAUDITED)

1.	Basis of Presentation

Sterling Construction Company, Inc. (“Sterling” or “the Company”) is a leading heavy civil construction company that specializes in the building, reconstruction and repair of transportation and water infrastructure in large and growing markets in Texas, Nevada and other states where we see contracting opportunities. Our transportation infrastructure projects include highways, roads, bridges and light rail, and our water infrastructure projects include water, wastewater and storm drainage systems. We provide general contracting services primarily to public sector clients utilizing our own employees and equipment for activities including excavating, paving, pipe installation, and asphalt and concrete placement. We purchase the necessary materials for our contracts, perform approximately three-quarters of the work required by our contracts with our own crews, and generally engage subcontractors only for ancillary services.

Although we describe our business in this report in terms of the services we provide, our base of customers and the geographic areas in which we operate, we have concluded that our operations comprise one reportable segment, heavy civil construction. In making this determination, we considered among other things that each project has similar economic characteristics, includes similar construction services and processes, has similar types of customers and is subject to similar economic and regulatory environments. We organize, evaluate and manage our financial information around each project when making operating decisions and assessing our overall performance.

The condensed consolidated financial statements included herein have been prepared by Sterling, without audit, in accordance with the rules and regulations of the Securities and Exchange Commission (SEC) and should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. Certain information and note disclosures prepared in accordance with generally accepted accounting principles have been either condensed or omitted pursuant to SEC rules and regulations. The condensed consolidated financial statements reflect, in the opinion of management, all normal recurring adjustments necessary to present fairly the Company’s financial position at September 30, 2009 and the results of operations and cash flows for the periods presented. The December 31, 2008 condensed consolidated balance sheet data was derived from audited financial statements, but, as discussed above, does not include all disclosures required by accounting principles generally accepted in the United States of America. Interim results may be subject to significant seasonal variations and the results of operations for the three months and nine months ended September 30, 2009 are not necessarily indicative of the results to be expected for the full year.

Certain amounts on the December 31, 2008 condensed balance sheet have been reclassified to conform to the current period presentation.

The accompanying condensed consolidated financial statements include the accounts of subsidiaries in which the Company has a greater than 50% ownership interest, and all intercompany balances and transactions have been eliminated in consolidation. For all periods presented, the Company had no subsidiaries with ownership interests less than 50%.

We have evaluated subsequent events for potential recognition and disclosure through December 3, 2009.

2.	Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management’s estimates, judgments and assumptions are continually evaluated based on available information and experience; however, actual amounts could differ from those estimates.

On an ongoing basis, the Company evaluates the critical accounting policies used to prepare its condensed consolidated financial statements, including, but not limited to, those related to:

•	revenue recognition

•	contracts and retainage receivables

•	inventories

•	impairment of long-term assets

•	income taxes

•	self-insurance; and

•	stock-based compensation

The Company’s significant accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. There have been no material changes to such significant accounting policies since December 31, 2008 except, as discussed in Note 3, for the segregation of net income as attributable to the Company’s common stockholders and the noncontrolling owner’s interest.

3.	Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) established principles and requirements for how an acquirer of another business entity: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Also, all direct costs of the business combination must be charged to expense on the financial statements of the acquirer as incurred. The new standard revises previous guidance as to the recording of post-combination restructuring plan costs by requiring the acquirer to record such costs separately from the business combination. The adoption of this statement on January 1, 2009, did not have an effect on the accompanying financial statements.

In September 2006, the FASB established a framework for measuring fair value which requires expanded disclosure about the information used to measure fair value. The standard applies whenever other statements require or permit assets or liabilities to be measured at fair value, and does not expand the use of fair value accounting in any new circumstances. We adopted this standard on January 1, 2009, which did not have a material impact on the accompanying financial statements.

In December 2007, the FASB issued a standard clarifying previous guidance on how consolidated entities should account for and report noncontrolling interests in consolidated subsidiaries. The standard standardizes the presentation of noncontrolling interests (“formally referred to as minority interests”) for both the consolidated balance sheet and income statement. As a result of adopting this standard on January 1, 2009, the accompanying financial statements segregate net income as attributable to the Company’s common stockholders and noncontrolling owner’s interest.

In May 2009, the FASB set forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This standard became effective in the second quarter of 2009 and did not have a material impact on the accompanying financial statements.

In June 2009, the FASB issued a standard to address the elimination of the concept of a qualifying special purpose entity. This standard will replace the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, this standard will provide more timely and useful information about an enterprise’s involvement with a variable interest entity.

This standard will become effective in the first quarter of 2010. We do not expect the adoption of this statement to have a material impact on our consolidated financial statements.

In June 2009 the Accounting Standards Codification was established as the source of authoritative generally accepted accounting principles in the United States (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. This standard was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard did not have a material effect on the accompanying financial statements.

4.	Financial Instruments

GAAP defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The Company’s financial instruments are cash and cash equivalents, short-term investments, contracts receivable, accounts payable, mortgages payable and long-term debt. The recorded values of cash and cash equivalents, short-term investments (other than municipal bonds), contracts receivable and accounts payable approximate their fair values based on their short-term nature. The municipal bonds are valued at par as their variable yields are set by the dealer, Comerica Securities, based on the prevailing market for such securities and paid monthly. Such bonds are classified as current assets because of their “put” feature which gives the Company the right to sell the bonds back to the dealer at any time at par. The recorded value of long-term debt approximates its fair value, as the debt’s interest rate approximate market rates.

The Company had one mortgage outstanding at September 30, 2009, and December 31, 2008. The mortgage outstanding at September 30, 2009 was accruing interest at 3.50% at that date and contained pre-payment penalties. To determine the fair value of the mortgage, the amount of future cash flows was discounted using the Company’s borrowing rate on its Credit Facility. At September 30, 2009 and December 31, 2008, the carrying value of the mortgage was $501,000 and $556,000, respectively, which approximated its fair value.

The Company does not have any off-balance sheet financial instruments.

5.	Cash and Cash Equivalents and Short-term Investments

The Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase to be cash equivalents. Substantially all of the cash and cash equivalents at September 30, 2009 and December 31, 2008 are uninsured temporary checking accounts, investments in certificates of deposit and money market funds.

The Company classifies short-term investments, other than certificates of deposits, as securities available for sale. At September 30, 2009, the Company had short-term investments (in thousands):

	Total	Level 1	Level 2	Level 3

Fixed income mutual funds	$29,376	$29,376	$—	$—
Exchange traded funds	2,309	2,309	—	—
Variable-rate municipal bonds	4,775	—	4,775	—

Total securities available-for-sale	36,460	$31,685	$4,775	$—

Certificates of deposit with original maturities between 90 and 365 days	4,771

Total short-term investments	$41,231

Level 1 Inputs — Valuation based upon quoted prices for identical assets in active markets that the Company has the ability to access at the measurement date.

Level 2 Inputs — Based upon quoted prices (other than Level 1) in active markets for similar assets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset such as interest rates, yield curves, volatilities and default rates and inputs that are derived principally from or corroborated by observable market data.

Level 3 Inputs — Based on unobservable inputs reflecting the Company’s own assumptions about the assumptions that market participants would use in pricing the asset based on the best information available.

The pre-tax gains realized on short-term investment securities during the three and nine months ended September 30, 2009 were zero and $141,000, respectively, which are included in other income in the accompanying statements of income. There were also $506,000 in pre-tax unrealized gains on short-term investments as of September 30, 2009, which are included in other comprehensive income in stockholders’ equity as the gains may be temporary. Upon sale of equity securities, the average cost basis is used to determine the gain or loss.

6.	Inventories

The Company’s inventories are stated at the lower of cost or market as determined by the average cost method. Inventories consist of raw materials, such as broken concrete, millings, and quarried stone which are expected to be utilized in construction projects in the future. The cost of inventory includes labor, trucking and equipment costs.

7.	Property and Equipment, stated at cost (in thousands)

	September 30,	December 31,
	2009	2008

Construction equipment	$95,126	$96,002
Transportation equipment	11,690	12,358
Buildings	4,700	3,926
Office equipment	492	547
Construction in progress	435	792
Land	2,916	2,916
Water rights	200	200

	115,559	116,741
Less accumulated depreciation	(43,878)	(38,748)

	$71,681	$77,993

Construction in progress at September 30, 2009 consists primarily of expenditures for new maintenance shop facilities.

8.	Income per Share

Basic net income per share attributable to Sterling common stockholders is computed by dividing net income attributable to Sterling common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per share attributable to Sterling common shareholders is computed as in the basic calculation after giving effect to all potentially dilutive common stock options and warrants using the treasury stock method. At September 30, 2009 and 2008, there were 96,000 and 82,300, respectively, common stock options outstanding with a weighted average exercise price per share of $24.05 and $24.90, respectively, which were excluded from the year-to-date calculation of diluted income per share as they were anti-dilutive. Additionally, at September 30, 2009 and 2008, there were 121,400 and 82,300, respectively, common stock options outstanding with a weighted average exercise price per share of $22.53 and $24.90, respectively, which were excluded from the quarter-to-date calculation of diluted income per share as they were anti-dilutive.

The following table reconciles the numerators and denominators of the basic and diluted net income per common share computations for the three months and nine months ended September 30, 2009 and 2008, respectively (in thousands, except per share data):

	Three Months Ended September 30,
	2009	2008

Numerator:
Net income attributable to Sterling common stockholders	$8,092	$5,978

Denominator:
Weighted average common shares outstanding — basic	13,275	13,126
Shares for dilutive stock options, restricted stock and warrants	465	579

Weighted average common shares outstanding and assumed conversions — diluted	13,740	13,705

Basic net income per share attributable to Sterling common stockholders	$0.61	$0.46

Diluted net income per share attributable to Sterling common stockholders	$0.59	$0.44

	Nine Months Ended September 30,
	2009	2008

Numerator:
Net income attributable to Sterling common stockholders	$22,943	$14,234

Denominator:
Weighted average common shares outstanding — basic	13,229	13,102
Shares for dilutive stock options, restricted stock and warrants	504	601

Weighted average common shares outstanding and assumed conversions — diluted	13,733	13,703

Basic net income per share attributable to Sterling common stockholders	$1.73	$1.09

Diluted net income per share attributable to Sterling common stockholders	$1.67	$1.04

9.	Stock-Based Compensation Plans and Warrants

The Company’s stock plans, which currently have stock options outstanding, are administered by the Compensation Committee of the Board of Directors. In general, the plans provide for all options to be issued with a per-share exercise price equal to the fair market value of a share of common stock on the date of grant. The original terms of the options typically do not exceed 10 years. Stock options generally vest over a three to five year period. Note 8 — Stock Options and Warrants of the Notes to the Consolidated Financial Statements contained in the Annual Report on Form 10-K for the year ended December 31, 2008 should be referred to for additional information regarding the stock-based incentive plans.

We recorded stock-based compensation expense of $444,000 and $373,000 for the nine-month periods ended September 30, 2009 and 2008, respectively, (including $306,000 and $214,000, respectively, related to restricted stock grants to non-employee directors and certain employees discussed below). For the quarters ended September 30, 2009 and 2008, we recorded stock-based compensation expense of $145,000 and $140,000, respectively, (including $100,000 and $89,000, respectively, related to restricted stock grants to non-employee directors and certain employees). Unrecognized compensation expense related to stock options at September 30, 2009 and 2008 was $198,000 and $383,000, respectively, to be recognized over a weighted average period of approximately 1.3 and 2.2 years, respectively. Proceeds received by the Company from the exercise of options and warrants for the nine months ended September 30, 2009 and 2008 were approximately $236,000 and $163,000, respectively. No options were granted in the nine months ended September 30, 2009 or 2008.

Unrecognized compensation expense related to restricted stock awards at September 30, 2009 and 2008 was $407,000 and $309,000, respectively, to be recognized over a weighted average period of 1.8 years in each case. In May 2009 and 2008, the seven and six, respectively, non-employee directors of the Company were each granted 2,800 and 2,564 shares of restricted stock, at the market price on the date of grant of $17.86 and $19.50, respectively, which will be recognized ratably over the one year restriction period. In March 2009 and 2008, several key employees were granted an aggregated total of 8,366 and 5,672 shares of restricted stock at $17.45 and $18.16 per share, respectively, resulting in an expense of $146,000 and $103,000 to be recognized ratably over the five year restriction period. In June 2008, another non-employee director was re-elected to the board and was awarded 2,564 shares of restricted stock at $19.50 per share.

At September 30, 2009, there were 370,378 shares covered by outstanding restricted stock and stock options and 334,046 shares covered by outstanding stock warrants. Of these, 49,927 shares of restricted stock and stock options were unvested and zero warrants were unvested.

10.	Income Taxes

The Company and its subsidiaries file consolidated income tax returns in the United States federal jurisdiction and in certain states. The Company is no longer subject to federal tax examinations for years prior to 2003 and state income tax examinations prior to 2005. The Company’s policy is to recognize interest related to any underpayment of taxes as interest expense, and penalties as administrative expenses. No interest or penalties have been accrued at September 30, 2009 and 2008.

The effective income tax rates for the three and nine months ended September 30, 2009 were 32.3% and 33.2%, respectively, of income before income taxes and noncontrolling interest as compared to 33.8% and 33.6% for the three and nine months ended September 30, 2008, respectively. The difference between the effective tax rates and the statutory rate of 35% is the result of permanent differences, including the portion of earnings of a subsidiary taxed to the noncontrolling interest owner and production tax credit, offset by the Texas franchise tax. Additionally, the portion of our tax expense arising from changes in deferred tax assets and liabilities was $4,878 and $6,565 for the nine months ended September 30, 2009 and 2008, respectively.

11.	Noncontrolling Interest in Subsidiary

The noncontrolling interest owner of one of the Company’s subsidiaries has the right to put, or require the Company to buy, his remaining 8.33% interest in the subsidiary and, concurrently, the Company has the right to require that the owner sell his 8.33% interest to the Company, beginning in 2011. The purchase price in each case is 8.33% of the product of six times the simple average of the subsidiary’s income before interest, taxes, depreciation and amortization for the calendar years 2008, 2009 and 2010. At the date of acquisition, the difference between the noncontrolling owner’s interest in the historical basis of the subsidiary’ and the estimated fair value of that interest was recorded as a liability to noncontrolling interest and a reduction in additional paid-in-capital. Any changes to the estimated fair value of the noncontrolling interest will be recorded as a corresponding change in additional paid-in-capital. Additionally, interest expense ($155,000 and $376,000 for the nine months ended September 30, 2009 and 2008, respectively) has been accreted to the noncontrolling interest liability based on the discount rate used to calculate the fair value.

The following table summarizes the changes in the noncontrolling interest for the nine months ended September 30, 2009 and 2008 (in thousands):

	2009	2008

Balance, beginning of period	$6,300	$6,362
Noncontrolling interest in earnings of subsidiary	1,521	819
Accretion of interest on noncontrolling interest liability	155	376
Distributions to noncontrolling interest	(408)	—

Balance, end of period	$7,568	$7,557

12.	Subsequent Event

On December 3, 2009, the Company acquired an 80 percent membership interest in Ralph L. Wadsworth Construction Company, LLC (“RLW”) for $64.7 million. RLW is a heavy civil construction company focused on the design and construction of bridges, roads and highways, primarily in the state of Utah. Each of the sellers, who own the remaining 20 percent interest, has the right to put, or require the Company to buy, his remaining membership interest in RLW and, concurrently, the Company has the right to acquire each remaining membership interest in 2013. Supplemental information on an unaudited pro forma combined basis, as if the acquisition had been consummated at the beginning of 2008, is as follows (in thousands):

	12 Months Ended	9 Months Ended
	December 31, 2008	September 30, 2009

Revenues	$541,196	$431,427
Net income attributable to Sterling common stockholders	$28,054	$34,795
Diluted net income per share attributable to Sterling common stockholders	$2.05	$2.53

SHELLEY & COMPANY
Certified Public Accountants
11576 South State, Suite 1102
Draper, Utah 84020
Tel (801) 565-1547
Fax (801) 565-4709

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders of
Ralph L. Wadsworth Construction Company, Inc.
Draper, Utah

I have audited the comparative balance sheets of Ralph L. Wadsworth Construction Company, Inc. (A Utah Corporation) as of December 31, 2008 and 2007, and the comparative statements of income, retained earnings, and cash flows for the years ended December 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ralph L. Wadsworth Construction Company, Inc. as of December 31, 2008 and 2007, and the results of its operations and its comparative cash flows for the years ended December 31, 2008, 2007 and 2006 in conformity with generally accepted accounting principles, generally accepted in the United States of America.

/s/ Shelley & Company
Shelley & Company

Draper, Utah 84020
March 7, 2009

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

COMPARATIVE BALANCE SHEET
DECEMBER 31, 2008 AND 2007

	December 31,	December 31,
	2008	2007

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$25,145,408	$21,775,408

Accounts receivable:
Trade	12,077,899	10,710,599
Retainage	5,415,928	4,047,792
Employees		32,246

TOTAL ACCOUNTS RECEIVABLE	17,493,827	14,790,637
Inventory — at cost	60,853
Marketable securities — held for sale	13,672,808	4,665,650
Deposits refundable	147,840	176,490
Prepaid expenses	82,230	135,623
Costs and estimated earnings in excess of billings on uncompleted contracts	314,833	683,776

TOTAL CURRENT ASSETS	56,917,799	42,227,584

PROPERTY AND EQUIPMENT — AT COST
Construction equipment	10,374,699	7,485,266
Transportation equipment	3,294,106	2,450,025
Office equipment	877,018	736,408
Land	266,501	266,501
Leasehold improvement	386,426	308,433

TOTAL	15,198,750	11,246,633
Less: Accumulated depreciation	5,142,104	4,655,004

NET PROPERTY AND EQUIPMENT	10,056,646	6,591,629

OTHER ASSETS — Deposits	2,766	18,515

TOTAL ASSETS	$66,977,211	$48,837,728

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable — Including retainage of $2,980,248 & $1,988,350	$10,723,817	$8,295,134
Accrued wages payable	519,403	332,970
Accrued taxes payable	143,343	62,736
Pension & profit sharing payable	25,828	24,853
Note stockholder	30,076	—
Accrued warranty	500,000	—
Billings in excess of costs and estimated earnings on uncompleted contracts	14,212,949	13,552,527
Current portion of long-term debt	1,290,010	738,966

TOTAL CURRENT LIABILITIES	27,445,426	23,007,186

LONG-TERM LIABILITIES
Contracts payable	5,117,393	1,861,593
Less: Current portion shown above	1,290,011	738,966

NET LONG-TERM LIABILITIES	3,827,382	1,122,627

TOTAL LIABILITIES	31,272,808	24,129,813

STOCKHOLDERS’ EQUITY
Common stock — $1 par value; 50,000 shares authorized; 5,000 shares issued and outstanding	5,000	5,000
Less: 452 shares treasury stock at cost	275,634	275,634
Unrealized holding gains (loss) on securities	(278,032)	191,194
Retained earnings	36,253,069	24,787,355

TOTAL STOCKHOLDERS’ EQUITY	35,704,403	24,707,915

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$66,977,211	$48,837,728

The accompanying notes are an integral part of these financial statements.

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

COMPARATIVE STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

	2008	2007	2006
	Amount	Amount	Amount

CONSTRUCTION REVENUE	$126,121,531	$92,226,668	$91,350,056
CONSTRUCTION COSTS	100,485,619	76,438,503	70,688,857

GROSS PROFIT	25,635,912	15,788,165	20,661,199
GENERAL & ADMINISTRATIVE EXPENSE	5,041,429	5,882,326	3,474,381

INCOME FROM OPERATIONS	20,594,483	9,905,839	17,186,818

OTHER INCOME (EXPENSE)
Equipment usage income	164,101	40,697	134,525
Service agreement income			158,323
Interest & dividend income	1,135,073	1,238,950	891,050
Interest expense	(120,047)	(25,145)	(31,307)
Miscellaneous income	71,772	72,369	82,366
Fort Union LLC-rental		17,302	46,229
Gain(loss) on sale of assets	419,746	141,921	(46,623)
Gain(loss) on sale of investments	(690,303)	254,841	3,049

TOTAL OTHER INCOME EXPENSE	980,342	1,740,935	1,237,612

NET INCOME	$21,574,825	$11,646,774	$18,424,430

The accompanying notes are an integral part of these financial statements.

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

COMPARATIVE STATEMENT OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

RETAINED EARNINGS — January 1, 2006	$12,239,359
Add: Net income for the Year Ended December 31, 2006	18,424,430
Less: Dividends paid	4,579,688

RETAINED EARNINGS — January 1, 2007	$26,084,101
Add: Net income for the Year Ended December 31, 2007	11,646,774
Less: Dividends paid	12,943,520

RETAINED EARNINGS — December 31, 2007	24,787,355
Add: Net income for the Year Ended December 31, 2008	21,574,825
Less: Dividends paid	10,109,111

RETAINED EARNINGS — December 31, 2008	$36,253,069

The accompanying notes are an integral part of these financial statements.

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

COMPARATIVE STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008, 2007 AND 2006

	December 31,	December 31,	December 31,
	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$21,574,825	$11,646,774	$18,424,430
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,740,348	1,191,511	959,403
Loss(Gain) on sale of:
Equipment	(419,746)	(141,921)	46,623
Investments	690,303	(254,841)	(3,049)
(Increase) Decrease in:
Accounts receivable	(2,735,436)	159,413	(681,284)
Accounts receivable — other	32,246	(32,002)	2,938
Notes receivable — related		3,745,975	(1,144,651)
Accrued interest receivable			(104,537)
Note receivable			125,000
Inventory	(60,853)	1,788	32,460
Refundable deposits	28,650	316,972	(493,462)
Prepaid expenses	53,393	(29,894)	4,207
Costs and estimated earnings in excess of billings on uncompleted contracts	368,943	(303,655)	27,127
(Decrease) Increase in:
Accounts payable	2,428,683	(321,093)	144,561
Accrued wages payable	186,433	101,394	(34,075)
Accrued taxes payable	80,607	(16,467)	3,212
Accrued pension payable	975	12,586	(2,659)
Stockholder note payable	30,076		(21,371)
Accrued warranty	500,000
Billings in excess of costs and estimated earnings on uncompleted contracts	660,422	6,182,147	(4,781,481)

NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES	25,159,869	22,258,687	12,503,392

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase marketable securities	(13,051,614)		(12,519,218)
Purchase of fixed assets	(5,344,586)	(2,953,985)	(2,263,394)
Proceeds from sales of investments	2,884,926	8,757,770	3,200,663
(Increase) decrease in deposits	15,749	3,811	71,427
Proceeds from sale of equipment	558,967	168,693	12,987

NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES	(14,936,558)	5,976,289	(11,497,535)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(10,109,111)	(11,960,188)	(4,579,688)
Increase in long-term liabilities	4,426,430	1,694,988
Repayment of long-term liabilities	(1,170,630)	(899,748)	(252,876)

NET CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES	(6,853,311)	(11,164,948)	(4,832,564)

NET INCREASE (DECREASE) IN CASH	3,370,000	17,070,028	(3,826,707)
CASH AT BEGINNING OF YEAR	21,775,408	4,705,380	8,532,087

CASH AT END OF YEAR	$25,145,408	$21,775,408	$4,705,380

Supplemental Schedules:
Interest paid	$120,047	$25,145	$31,307
Non-cash property distribution	$—	$983,332	$—

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

COMPARATIVE STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008, 2007 AND 2006

	December 31,	December 31,	December 31,
	2008	2007	2006

NET INCOME	21,574,825	11,646,774	18,424,430
OTHER COMPREHENSIVE INCOME
Unrealized holding gain (loss) on available-for-sale-securities	(469,226)	(109,453)	326,742

COMPREHENSIVE INCOME	$21,105,599	$11,537,321	$18,751,172

The accompanying notes are an integral part of these financial statements.

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE A	ACCOUNTING POLICIES

Company’s Activities and Operating Cycles

The Company’s expertise is in heavy highway and bridge construction for both public and private clients-throughout the intermountain west. Other areas of expertise include design-build, concrete paving, pile-driving and shoring, steel erection, commercial & industrial building construction and water tank construction. The work is performed under fixed contracts and unit price contracts modified by incentive and penalty provisions. Contract length varies from 3 to 30 months.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all highly liquid investments with a maturity of three months or less at the time of purchase.

Marketable Securities — Held For Sale

All Marketable Securities are stated at market value. By policy, the Company invests primarily in high-grade marketable securities. All marketable securities are defined as trading securities . The Company used the first in, first out (FIFO) Method of determining cost for realized gains or losses. The total amount of $13,672,808 and $4,665,650 is presented as a current asset in 2008 and 2007 respectfully. The fair market value of assets is determined by outside valuation. Unrealized holding gains (loss) on securities of $(278,032) and $191,194 are shown as a separate line item of stockholders’ equity as of December 31, 2008 and 2007 respectively.

Fixed Assets and Depreciation

Fixed assets are carried at cost. Maintenance repairs and minor renewals are charged against earnings when incurred. Additions and major renewals are capitalized.

The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in earnings.

The company uses straight line depreciation with the following useful lives:

Estimated
Assets	Useful Lives

Office equipment	3-7 Years
Transportation equipment	3-5 Years
Construction equipment	3-7 Years
Leasehold improvements	15 Years
Rental real estate	39 1/2 Years

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006

STRAIGHT LINE	$1,740,348	$1,191,511	$959,403

TOTAL	$1,740,348	$1,191,511	$959,403

The Company has instigated a depreciation allocation program to allocate depreciation to various jobs based on equipment usage applied on an equipment usage rate previously. During 2008, 2007 and 2006 the Company applied $1,510,843, $978,846 and $820,637 in depreciation to jobs in progress.

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company instigated a maintenance allocation program to allocate maintenance and shop costs to various jobs based on fair value equipment usage. The Company applied in total $3,789,969, $3,281,705 and $3,102,765 in maintenance and depreciation to jobs in progress in 2008, 2007 and 2006.

Inventory

The Company has an inventory of construction materials. The inventory is carried at cost and consists of the following as of December 31, 2008 and 2007:

	2008	2007

Construction materials	$60,853	$-0-

TOTAL	$60,853	$-0-

Prepaid Expenses

The Company has recognized as prepaid expenses the following items:

	2008	2007

Prepaid insurance	$82,230	$135,623

	$82,230	$135,623

Managements Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Warranty Costs

The Company has accrued a provision for estimated warranty costs for projects that specify a warranty provision in the contract. The warranty provision is based on the total estimated warranty costs specified in certain project contracts, multiplied by a warranty experienced probability rate determined by the Company’s warranty claim history. For the year ended December 31, 2008 the Company accrued $500,000 in warranty expenses to various jobs.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. The company will not incur federal or state income taxes, instead it’s earnings and losses will be included in the stockholders’ personal income tax returns and will be taxed based on the stockholders’ personal tax strategies.

The Company plans to pay dividends totaling $2,357,000 to stockholders in April 2009 for payment of personal income taxes arising from the Company’s 2008 income.

Construction Contracts

The Company has elected to report income from its long term construction contracts by the percentage of completion method for financial statement presentation. In management’s opinion this method fairly presents the company’s results of operations and changes in financial position. For income tax purposes the company

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

has elected to also report on the percentage of completion method of accounting — See Note A — Income Taxes.

Earnings on long-term construction contracts are recognized on the percentage-of-completion method in the ratio that costs incurred bear to total estimated costs. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term. Earnings and costs on contracts are subject to revision throughout the terms of the contracts, and any required adjustments are made in the period in which revisions become known. Provisions are made for the full amounts of anticipated losses in the period in which they are first determinable. Claims for additional contract revenues are recognized to the extent of costs incurred if it is probable that the claim will result in additional revenue and the amount can be reliably estimated. Profit on such claims is not recognized until the claims have been allowed. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined. Changes in estimated job profitability resulting from job performance, job conditions, contract penalty provisions, claims, change orders, and settlements, are accounted for as changes in estimates in the current period.

Balances billed but not paid pursuant to retainage provisions under construction contracts generally become due upon completion of the contracts and acceptance by the owners. Construction contracts are normally completed within one or two years.

Costs and estimated earnings in excess of billings on uncompleted contracts comprise principally revenues recognized on contracts for which billings have not been presented to the contract owners at the balance sheet date. Such revenues are expected to be billed and collected generally within one year.

Billings in excess of costs and estimated earnings on uncompleted contracts comprise principally revenues for which billings have been presented to contract owners for which a proportionate amount of costs have yet to be expended. Such costs are anticipated to be expended and excess billings earned within one year.

Un-Incorporated Joint Venture Interest

The Company as a 25% member/owner in an unincorporated limited liability company joint venture on the I-15 NOW Design Build project has included it’s 25% interest share of the following financial information in the financial statements for the year ended December 31, 2008, 2007 and 2006.

	2008	2007	2006

Cash	$2,507,120	$8,426,774	$5,288,915
Accounts Receivable	$1,562,155	$3,049,246	$3,050,109
Accounts Payable	$803,118	$1,316,669	$1,777,934
Billing Excess of Cost	$1,686,308	$7,336,891	$5,140,895
Earned Revenue	$66,552,532	$42,205,632	$16,638,133
Earned Gross Profit	$7,140,672	$5,486,321	$1,785,168

Compensated Absences

Employees of the Company are entitled to paid vacations and sick leave depending on job classification, length of service and other factors. The Company has recognized $216,705 and $208,514 as a liability for vacation and sick pay that is due and payable as of December 31, 2008 and 2007.

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

401(k) Plan

The Company has established a 401(k) plan for employees of the corporation. The Board of Directors has elected to contribute $384,104, $333,704 and $177,725 for the periods ended December 31, 2008, 2007 and 2006.

Money Purchase Pension Plan

The Company has an approved Money Purchase Pension Plan which provides a contribution to all employees performing work on federally funded projects requiring certified payroll. Employees who are fully vested may withdraw the contribution from the plan upon termination of employment or retirement. Payments to the plan for the years ended December 31, 2008, 2007 and 2006 were $46,526, $111,388 and $119,096.

Dividends

The Board of Directors declared and paid dividends on outstanding shares of common stock at December 31, 2008 and 2007. The Company paid $10,109,111 in 2008 and $12,943,520 in 2007.

Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that property and equipment or other assets may be impaired, an evaluation recoverability would be performed. If an evaluation required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if a write-down to fair value is necessary.

NOTE B	LONG-TERM LIABILITIES

The following summarizes the Company’s long-term debt at December 31, 2008 and 2007.

	December 31	December 31
	2008	2007

7 Contracts payable secured by equipment payable in monthly principal & interest installments of $9,439 with interest at 0% annual rate due 2010.	$176,051		$273,162
Contract payable secured by equipment payable in monthly principal & interest installments of $16,425 with interest at 0% annual rate due 2011.	$459,889	$
5 Contracts payable secured by equipment payable in monthly principal & interest installments of $3,424 with interest at 0% annual rate due 2012.	$156,305		$117,479
Contract payable secured by equipment payable in monthly principal & interest installments of $9,378 with interest at 0% annual rate due 2009.	$112,538		$225,076
8 Contracts payable secured by equipment payable in monthly principal & interest installments of $5,469 with interest at 0% annual rate due 2013.	$279,183	$
Contract payable secured by equipment payable in monthly principal & interest installments of $7,333 with interest at 0% annual rate due 2012.	$293,315	$
Contract payable secured by equipment payable in monthly principal & interest installments of $4,458 with interest at 0% annual rate due 2010.	$80,240		$133,734
Contract payable secured by equipment payable in monthly principal & interest installments of $10,073 interest at 4.92% annual rate due 2012.	$387,899	$
Contract payable secured by equipment payable in monthly principal & interest installments of $16,565 with interest at 4.92% annual rate due 2012.	$637,931	$
Contract payable secured by equipment payable in monthly principal & interest installments of $2,774 with interest at 5.68% annual rate due 2012.	$107,714	$

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

	December 31	December 31
	2008	2007

Contract payable secured by equipment payable in monthly principal & interest installments of $11,618 with interest at 5.56% annual rate due 2012.	$452,006	$
Contract payable secured by equipment payable in monthly installments to reflect 1/3 principle payments in 2010 through 2012 with a variable interest rate of 3.536% increasing to 3.965% by 2012.	$1,309,670	$
Contract payable secured by equipment payable of $17,769 every other month for 2005 then increases to $20,970 per month with interest at 5.24%.	$		$244,637
Contract payable secured by equipment payable in monthly principal & interest installments of $20,717 with interest at 5.9% annual rate due 2011.	$664,652		$867,505

TOTAL LONG-TERM LIABILITIES	$5,117,393		$1,861,593
LESS CURRENT PORTION	$1,290,011		$738,966

NET LONG-TERM LIABILITIES	$3,827,382		$1,122,627

The Company’s long-term maturities for the next five years are:

	2008		2007

2009	$1,290,011	2008	$738,966
2010	$1,601,092	2009	$505,628
2011	$1,384,624	2010	$357,527
2012	$815,617	2011	$246,418
2013 & after	$26,049	2012 & after	$13,054

TOTAL	$5,117,393	TOTAL	$1,861,593

NOTE C  RELATED PARTY TRANSACTIONS

The Company rents an office building from a related party. The building is located at 166 East 14000 South #200, Draper, Utah. The rent for this location is $23,975 per month. The rate will increase 3% per year. The Company rents a shop on Dannon Way from related parties and pays $12,000 per month.

The future lease payments as of December 31, 2008 are as follows:

2009	$431,700
2010	$440,311
2011	$449,221
2012	$458,378
2013	$467,809

$2,247,419

The Company entered into a service agreement with Wadsworth Development Group LLC, a Utah LLC, whose members are all related parties. The LLC is in the business of developing real property for retail, commercial, industrial and/or office uses. The Company has agreed to provide furnished office space, support staff and support equipment. All rates are based on fair market rates or actual costs. The term of the agreement is for one year beginning, January 1, 2005 with additional one year options. The options have been exercised for 2007 through 2009.

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company has various notes payable, as of December 31, 2008, to stockholders in the amount of $30,076 with interest at 5% per annum.

The Company has several contracts as of December 31, 2008 totaling $3,066,756 with backlog at $236,091 with related parties. These are handled in an arms length contract at cost and are subject to normal construction draws. Related party contracts are as follows:

	Original
	Contract
Contract	Amount	Backlog

The Exchange Building E	$2,138,260	$175,051
Exchange Site Work	$794,703	$60,399
Copper Ridge Site	$133,793	$641

	$3,066,756	$236,091

NOTE D	CONTRACTS IN PROCESS

Information with respect to contracts in process at December 31, 2008 and 2007 are as follows:

	2008	2007

Expenditures on uncompleted contracts	$206,897,159	$145,677,763
Estimated earnings thereon	46,062,848	27,108,066

	252,960,007	172,785,829
Less: Billings applicable thereto	266,858,123	185,654,580

	$13,898,116	$12,868,751

Included in the accompanying balance sheet under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	$314,833	$683,776
Billings in excess of costs and estimated earnings on uncompleted contracts	14,212,949	13,552,527

	$13,898,116	$12,868,751

NOTE E	BACK LOG

The following schedule summarizes changes in backlog on contracts during the years ended December 31, 2008, 2007 and 2006. Backlog represents the amount of revenue the company expects to realize from work to be performed on uncompleted contracts in progress at year end and from contractual agreements on which work has not yet begun.

	2008	2007	2006

Back log balance — Beginning	$54,584,937	$104,907,975	$114,672,314
New contracts during the year	165,594,281	41,903,630	81,585,717

	220,179,218	146,811,605	196,258,031
Less: contract revenue earned during the year	126,121,531	92,226,668	91,350,056

Back log balance — Ending	$94,057,687	$54,584,937	$104,907,975

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

In addition, the Company has entered into additional contracts totaling $3,612,285 between January 1, 2009 and March 7, 2009. The Company also has an ongoing design build project estimated to be $52 million when approved.

NOTE F	FINANCIAL INSTRUMENTS

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base and their dispersion across different industries and geographic areas. As of December 31, 2008 and 2007 the Company had no significant concentration of risk.

Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains cash balances at several financial institutions located in Utah. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000 per account. The Company also has additional accounts backed by the Full Faith & Credit of the United States Government. At December 31, 2008 and 2007, the Company’s uninsured cash balances total $11,400,408 and $21,675,408.

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

COMPARATIVE BALANCE SHEETS

	September 30,	December 31,
	2009	2008
	(Unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,675,699	$25,145,408

Accounts receivable:
Trade	27,319,299	12,077,899
Retainage	9,897,858	5,415,928
Employees	70,568

TOTAL ACCOUNTS RECEIVABLE	37,287,725	17,493,827
Inventory — at cost	263,543	60,853
Marketable securities — held for sale	18,026,710	13,672,808
Deposits refundable	128,910	147,840
Prepaid expenses		82,230
Costs and estimated earnings in excess of billings on uncompleted contracts	1,470,285	314,833

TOTAL CURRENT ASSETS	69,852,872	56,917,799

PROPERTY AND EQUIPMENT — AT COST
Construction equipment	13,800,869	10,374,699
Transportation equipment	3,528,697	3,294,106
Office equipment	1,103,234	877,018
Land		266,501
Leasehold improvement	386,426	386,426

TOTAL	18,819,226	15,198,750
Less: Accumulated depreciation	6,955,370	5,142,104

NET PROPERTY AND EQUIPMENT	11,863,856	10,056,646

OTHER ASSETS — Deposits	24,932	2,766

TOTAL ASSETS	$81,741,660	$66,977,211

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable — Including retainage of $4,847,374 and $2,980,248	$20,809,536	$10,723,817
Accrued wages payable	1,376,145	519,403
Accrued taxes payable	198,051	143,343
Pension & profit sharing payable	53,433	25,828
Stockholder note payable		30,076
Accrued warranty costs		500,000
Billings in excess of costs and estimated earnings on uncompleted contracts	17,911,220	14,212,949
Current portion of long-term debt	2,095,951	1,290,010

TOTAL CURRENT LIABILITIES	42,444,336	27,445,426

LONG-TERM LIABILITIES
Contracts payable	$6,876,021	5,117,393
Less: Current portion shown above	2,095,951	1,290,011

NET LONG-TERM LIABILITIES	4,780,070	3,827,382

TOTAL LIABILITIES	47,224,406	31,272,808

STOCKHOLDERS’ EQUITY
Common stock — $1 par value; 50,000 shares authorized;5,000 shares issued and outstanding	5,000	5,000
Less: 452 shares treasury stock at cost	275,634	275,634
Unrealized holding gains (loss) on securities	187,008	(278,032)
Retained earnings	34,600,880	36,253,069

TOTAL STOCKHOLDERS’ EQUITY	34,517,254	35,704,403

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$81,741,660	$66,977,211

The accompanying notes are an integral part of these financial statements.

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

COMPARATIVE STATEMENT OF INCOME

			Nine Months Ended
	Three Months Ended September 30,		September 30,
	2009	2008	2009	2008
	(Unaudited)

CONSTRUCTION REVENUE	$59,916,686	$29,887,006	$112,257,256	$94,112,925
CONSTRUCTION COSTS	42,975,353	24,844,861	83,678,280	73,449,248

GROSS PROFIT	16,941,333	5,042,145	28,578,976	20,663,677
GENERAL & ADMINISTRATIVE EXPENSE	1,427,028	1,126,118	4,081,352	3,636,600

INCOME FROM OPERATIONS	15,514,305	3,916,027	24,497,624	17,027,077

OTHER INCOME (EXPENSE)
Interest & dividend income	250,215	274,274	510,248	857,552
Interest expense	(62,872)	(34,061)	(160,218)	(69,336)
Gain (Loss) on sale of investments	(28,300)	(10,264)	11,071	11,589
Gain (Loss) on sale of equipment	(26,276)	18,806	(23,586)	364,516
Other income (expense)	56,382	(24,759)	33,704	97,744

TOTAL OTHER INCOME (EXPENSE)	189,149	223,996	371,219	1,262,065

NET INCOME	$15,703,454	$4,140,023	$24,868,843	$18,289,142

The accompanying notes are an integral part of these financial statements.

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

COMPARATIVE STATEMENT OF RETAINED EARNINGS

	Nine Months Ended
	September 30,
	2009	2008
	(Unaudited)

RETAINED EARNINGS — JANUARY 1, 2009 AND 2008	$36,253,069	$24,787,355
Add: Net income (loss) for the nine months period ended September 30, 2009 & 2008	24,868,843	18,289,142
Less: Dividends Paid	26,521,032	9,882,988

RETAINED EARNINGS — SEPTEMBER 30, 2009 AND 2008	$34,600,880	$33,193,509

The accompanying notes are an integral part of these financial statements.

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

COMPARATIVE STATEMENT OF CASH FLOWS

	Nine Months Period
	Ended September 30,
	2009	2008
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$24,868,843	$18,289,142
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,752,087	1,245,370
Loss (Gain) on sale of marketable securities	(11,071)	(11,589)
Loss (Gain) on sale of equipment	23,586	(364,516)
(Increase) Decrease in:
Accounts receivable	(19,723,330)	(2,531,058)
Accounts receivable-related parties	(70,568)	32,246
Inventory	(202,690)	(23,619)
Deposits — refundable	18,930	11,013
Prepaid expenses	82,230	95,524
Costs and estimated earnings in excess of billings on uncompleted contracts	(1,155,452)	(2,036,499)
(Decrease) Increase in:
Accounts payable	10,085,719	3,883,464
Accrued wages payable	856,742	594,383
Accrued taxes payable	54,708	26,720
Pension & profit sharing plan	27,605	23,460
Accrued warranty costs	(500,000)	500,000
Billings in excess of costs and estimated earnings on uncompleted contracts	3,698,271	(371,100)

NET CASH FROM OPERATING ACTIVITIES	19,805,610	19,362,941

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable securities	(4,662,296)	(7,106,765)
Decrease (Increase) in deposits	(22,166)	(62,488)
Proceeds from sale of equipment	13,365	495,028
Proceeds from sale of marketable securities	784,505	304,633
Purchase of fixed assets	(4,226,142)	(3,948,697)

NET CASH (APPLIED TO) INVESTING ACTIVITIES	(8,112,734)	(10,318,289)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase notes payable stockholders	(30,076)	5,673
Increase long term liabilities	2,820,130	3,116,791
Dividends paid	(25,891,137)	(9,882,988)
Repayment of long-term liabilities	(1,061,502)	(791,164)

NET CASH (APPLIED) TO FINANCING ACTIVITIES	(24,162,585)	(7,551,688)

NET INCREASE (DECREASE) IN CASH	(12,469,709)	1,492,964
CASH AT BEGINNING OF YEAR	25,145,408	21,775,408

CASH AT SEPTEMBER 30, 2009 and 2008	$12,675,699	$23,268,372

Supplemental Schedules:
Interest paid	$160,218	$69,336
Non-Cash property distribution	629,895	—

The accompanying notes are an integral part of these financial statements.

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

COMPARATIVE STATEMENT OF COMPREHENSIVE INCOME

	Three Months Period		Nine Months Period
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008
	(Unaudited)

NET INCOME	$15,703,454	$4,140,023	$24,868,843	$18,289,142
OTHER COMPREHENSIVE INCOME
Unrealized holding gain (loss) on available for-sale-securities	492,469	(450,227)	465,040	(828,317)

COMPREHENSIVE INCOME	$16,195,923	$3,689,796	$25,333,883	$17,460,825

The accompanying notes are an integral part of these financial statements.

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

NOTE A	ACCOUNTING POLICIES

Company’s Activities and Operating Cycles

The Company constructs large commercial and industrial projects. The work is performed under fixed contracts and fixed price contracts modified by incentive and penalty provisions. Contract length varies from 3 to 30 months.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all highly liquid investments with a maturity of three months or less at the time of purchase.

Marketable Securities — Available For Sale

All marketable securities are stated at market value. By policy, the Company invests primarily in high-grade marketable securities. All marketable securities are defined as available for sale. The Company used the first in, first out (FIFO) method of determining cost for realized gains or losses. The total amount of $18,026,710 and $13,672,808 is presented as a current asset. The fair market value of assets is determined by outside valuation. Unrealized holding gains (loss) on securities of $187,008 and $(278,032) is shown as a separate line item of stockholders’ equity as of September 30, 2009 and December 31, 2008.

Fixed Assets and Depreciation

Fixed assets are carried at cost. Maintenance repairs and minor renewals are charged against earnings when incurred. Additions and major renewals are capitalized.

The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in earnings.

The company uses straight line depreciation with the following useful lives:

Estimated
Asset	Useful Lives

Office equipment	3-7 Years
Transportation equipment	3-5 Years
Construction equipment	3-7 Years
Leasehold improvements	10-39 Years
Real estate	39 1/2 Years

Depreciation expense for the nine months period ended September 30, 2009 and 2008 was as follows:

	2009	2008

Straight Line	$1,752,087	$1,245,370

TOTAL	$1,752,087	$1,245,370

The Company has a depreciation allocation program to allocate depreciation to various jobs based on equipment usage applied on an equipment usage rate. For the nine month period ended September 30, 2009 and 2008 the Company applied $1,587,446 and $1,075,885 in depreciation to jobs in progress.

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Managements Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Warranty Costs

Historically, the Company has accrued a provision for estimated warranty costs for projects that specify a warranty provision in the contract. The warranty provision is based on the total estimated warranty costs specified in certain project contracts, multiplied by a warranty experience probability rate determined by the Company’s warranty claim history. The company has elected not to accrue any warranty costs for the nine month period ended September 30, 2009 because, in management’s opinion, the probability of any warranty costs, as related to specific contracts, has been sufficiently reduced as to not require an accrual.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. The Company will not incur federal or state income taxes, instead it’s earnings and losses will be included in the stockholders’ personal income tax returns and will be taxed based on the stockholders’ personal tax strategies.

Inventory

The Company has inventories of construction materials. All inventories are carried at lower of cost or market and consists of the following:

	September 30,	December 31,
	2009	2008

Construction materials	$263,543	$60,853

Construction Contracts

The Company has elected to report income from its long term construction contracts by the percentage of completion method for financial statement presentation. In management’s opinion this method fairly presents the Company’s results of operations and changes in financial position.

Earnings on long-term construction contracts are recognized on the percentage-of-completion method in the ratio that costs incurred bear to total estimated costs. Earnings and costs on contracts are subject to revision throughout the terms of the contracts, and any required adjustments are made in the period in which revisions become known. Provisions are made for the full amounts of anticipated losses in the period in which they are first determinable. Claims for additional contract revenues are recognized to the extent of costs incurred if it is probable that the claim will result in additional revenue and the amount can be reliably estimated. Profit on such claims is not recognized until the claims have been allowed. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined. Changes in estimated job profitability resulting from job performance, job conditions, contract penalty provisions, claims, change orders, and settlements, are accounted for as changes in estimates in the current period.

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Balances billed but not paid pursuant to retainage provisions under construction contracts generally become due upon completion of the contracts and acceptance by the owners. Construction contracts are normally completed within one or two years.

Costs and estimated earnings in excess of billings on uncompleted contracts comprise principally revenues recognized on contracts for which billings have not been presented to the contract owners at the balance sheet date. Such revenues are expected to be billed and collected generally within one year.

Billings in excess of costs and estimated earnings on uncompleted contracts comprise principally revenues for which billings have been presented to contract owners for which a proportionate amount of costs have yet to be expended. Such costs are anticipated to be expended and excess billings earned within one year.

The Company has three cost plus percentage of costs contracts, with a related party — See Note C. Under a cost plus percentage of costs arrangement, the Company receives a fee based on the direct costs expended on certain contracts.

Unincorporated Joint Venture Interest

The Company, as a 25% member/owner in an unincorporated limited liability company joint venture on the I-15 NOW Design Build project, has included it’s share of the following financial information in the financial statements for the nine months period ended September 30, 2009 and 2008.

	2009	2008

Cash	$1,899,752	$6,697,604
Accounts Receivable	$873,384	$1,041,634
Accounts Payable	$353,075	$1,022,286
Total Contract 25% Interest	$59,764,056	$59,700,565
Earned Revenue 25% Interest	$59,515,920	$57,539,652
Earned Gross Profit 25% Interest	$13,371,284	$12,529,454
Billings Excess of Cost	$248,136	$1,852,477

Compensated Absences

Employees of the Company are entitled to paid vacations and sick leave depending on job classification, length of service and other factors. The Company has recognized $287,885 and $216,705 as a liability for vacation and sick pay that is due and payable on the Company books as of September 30, 2009 and December 31, 2008 and is included in accrued wages.

Profit Sharing/Pension Plan

The Company has established a 401(K) profit sharing plan and a 401(k) Roth plan for employees of the corporation. The Board of Directors has elected to match contributions in the amount of $267,266 and $251,831 for the nine months period ended September 30, 2009 and 2008.

The Company has a Money Purchase Pension Plan, which is job cost coded to various jobs. Earned pension costs for the nine months period ended September 30, 2009 and 2008 was $81,116 and $31,983.

Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that property and equipment or other assets may be impaired, an evaluation recoverability would be performed. If an evaluation required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if a write-down to fair value is necessary.

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

NOTE B	LIABILITIES

Long-Term Liabilities

The following summarizes the Company’s long-term debt at September 30, 2009 and December 31, 2008.

	2009	2008

Contract payable secured by equipment payable of $716 per month with interest at .0% due 2012.	$23,633		$30,078
Contract payable secured by equipment payable of $817 per month with interest at 1.9% due 2013.	$33,183		$40,013
Contract payable secured by equipment payable of $679 per month with interest at 1.9% due 2013.	$28,194		$33,856
Contract payable secured by equipment payable of $641 per month with interest at 1.9% due 2013.	$26,643		$31,993
Contract payable secured by equipment payable of $607 per month with interest at .0% due 2013.	$26,717		$32,182
Contract payable secured by equipment payable of $729 per month with interest at .0% due 2012.	$24,059		$30,620
Contract payable secured by equipment payable of $607 per month with interest at .0% due 2013.	$25,503		$30,968
Contract payable secured by equipment payable of $704 per month with interest at .0% due 2013.	$29,574		$35,911
Contract payable secured by equipment payable of $710 per month with interest at .0% due 2013.	$30,547		$36,941
Contract payable secured by equipment payable of $704 per month with interest at .0% due 2013.	$30,982		$37,319
Contract payable secured by equipment payable of $730 per month with interest at .0% due 2012.	$24,101		$30,674
Contract payable secured by equipment payable of $700 per month with interest at .0% due 2012.	$30,106		$36,407
Contract payable secured by equipment payable of $549 per month with interest at .0% due 2012.	$23,588		$28,525
Contract payable secured by equipment payable of $2,774 per month with interest at 5.68% due 2012.	$87,044		$107,713
Contract payable secured by equipment payable of $11,618 per month with interest at 5.56% due 2012.	$364,624		$452,006
Contract payable secured by equipment payable of $83,174 per month with interest at 3.93% due 2013.	$2,746,192	$
Contract payable secured by equipment payable of $1,029 per month with interest at .0% due 2010.	$9,259		$18,518
Contract payable secured by equipment payable of $955 per month with interest at .0% due 2010.	$8,591		$17,183
Contract payable secured by equipment payable of $9,378 per month with interest at .0% due 2009.	$28,135		$112,538

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

	2009	2008

Contract payable secured by equipment payable of $7,333 per month with interest at .0% due 2012.	$227,319	$293,315
Contract payable secured by equipment payable of $16,425 per month with interest at .0% due 2011.	$312,067	$459,889
Contract payable secured by equipment payable of $4,458 per month with interest at .0% due 2010.	$40,120	$80,240
Contract payable secured by equipment payable of $1,243 per month with interest at .0% due 2010.	$16,162	$27,348
Contract payable secured by equipment payable of $1,243 per month with interest at .0% due 2010.	$16,162	$27,348
Contract payable secured by equipment payable of $1,272 per month with interest at .0% due 2010.	$16,540	$27,990
Contract payable secured by equipment payable of $1,222 per month with interest at .0% due 2010.	$15,881	$26,876
Contract payable secured by equipment payable of $1,232 per month with interest at .0% due 2010.	$19,705	$30,790
Contract payable secured by equipment payable of $20,717 per month with interest at 5.9% due 2011.	$504,393	$664,652
Contract payable secured by equipment payable of $10,073 per month with interest at 4.92% due 2012.	$301,495	$387,899
Contract payable secured by equipment payable of $16,565 per month with interest at 4.92% due 2012.	$495,832	$637,932
Contract payable secured by equipment payable in monthly installments to reflect 1/3 principle payments in 2010 through 2012 with a variable interest rate of 3.536% increasing to 3.965% by 2012.	$1,309,670	$1,309,670

TOTAL LONG-TERM LIABILITIES	$6,876,021	$5,117,393
LESS CURRENT PORTION	2,095,951	1,290,011

NET LONG TERM LIABILITIES	$4,780,070	$3,827,382

The Company’s long-term maturities for the next five years as of September 30 are:

2010		$2,095,951	2009	$1,290,011
2011		$2,396,328	2010	$1,601,092
2012		$1,901,054	2011	$1,384,624
2013		$482,688	2012	$815,617
2014 & after	$		2013 & after	$26,049

TOTAL		$6,876,021		$5,117,393

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

NOTE C	RELATED PARTY TRANSACTIONS

The Company rents an office building from a related party. The building is located at 166 East 14000 South, Draper, Utah. The rent for this location is $23,975 per month. The rate will increase at 3% per year. The Company rents a shop on Dannon Way from a related party and pays $12,000 per month.

The future lease payments as of September 30, 2009 are as follows:

2010	$431,700
2011	$440,311
2012	$449,221
2013	$458,378
2014	$467,809

$2,247,419

The Company entered into a service agreement with Wadsworth Development Group LLC, a Utah LLC, whose members are all related parties. The LLC is in the business of developing real property for retail, commercial, industrial and/or office uses. The Company has agreed to provide furnished office space, support staff and support equipment. All rates are based on fair market rates or actual costs. The term of the agreement was for one year beginning, January 1, 2005 with additional one year options. The option has been exercised for 2009.

The Company has several contracts totaling $4,342,116 and $3,308,950 with backlog at $188,498 and $1,641,142 with related parties as of September 30, 2009 and 2008. These are handled in an arms length contract at cost and are subject to normal construction draws. Related party contracts are as follows:

	2009		2008
	Contracts		Contracts
Contract	Amount	Backlog	Amount	Backlog

The Exchange Building E	$2,153,640	$3,329	$2,134,813	$986,092
Exchange Site Work	$352,438	$91,894	$33,017	$345,005
The Exchange Building D	$1,836,038	$93,275
Copper Ridge Site Phase II			$341,120	$310,045

	$4,342,116	$188,498	$3,308,950	$1,641,142

NOTE D	UNCOMPLETED CONTRACTS

Costs, estimated earnings, and billings for the nine months period ended September 30, 2009 and 2008 are summarized as follows:

	2009	2008

Expenditures on uncompleted contracts	$253,234,819	$181,929,310
Estimated earnings thereon	61,806,464	42,350,275

	315,041,283	224,279,585
Billings to date	331,482,218	234,740,736

	$16,440,935	$10,461,151

RALPH L. WADSWORTH CONSTRUCTION COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Included in the accompanying balance sheet under the following captions:

	September 30,	September 30,
	2009	2008

Costs and estimated earnings in excess of billings on uncompleted contracts	$1,470,285	$2,720,275
Billings in excess of costs and estimated earnings on uncompleted contracts	17,911,220	13,181,426

	$16,440,935	$10,461,551

NOTE E	BACKLOG

The following schedule summarizes changes in backlog on contracts during the nine month period ended September 30, 2009 and 2008. Backlog represents the amount of revenue the Company expects to realize from work to be performed on uncompleted contracts in progress at year end and from contractual agreements on which work has not yet begun.

Backlog balance at January 1, 2009 and 2008	$94,057,687	$54,584,937
New contracts during the nine month period ended September 30, 2009 and 2008	217,031,186	136,983,542

	311,088,873	191,568,479
Less contract revenue earned for the nine month period ended September 30, 2009 and 2008	112,257,256	94,112,925

Backlog balance at September 30, 2009 and 2008	$198,831,617	$97,455,554

The Company entered into no additional contracts between October 1, 2009 and November 13, 2009.

NOTE F	FINANCIAL INSTRUMENTS

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base and their dispersion across different industries and geographic areas. As of September 30, 2009, the Company had no significant concentration of risk.

Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains cash balances at several financial institutions located in Utah. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000 in 2009 and $100,000 in 2008. At September 30, 2009 and 2008, the Company has $10,252,567 and $19,949,735 uninsured cash balances.

PROSPECTUS

$80,000,000

Sterling Construction Company, Inc.

Common Stock
Preferred Stock
Senior Debt Securities
Subordinated Debt Securities
Warrants
Units
Guarantees

By this prospectus, we may from time to time offer and sell in one or more offerings up to an aggregate of $80,000,000 of the following securities:

(1) shares of common stock;

(2) shares of preferred stock, in one or more series, which may be convertible into or exchangeable for debt securities or common stock;

(3) senior debt securities, which may be convertible into or exchangeable for common stock or preferred stock;

(4) subordinated debt securities, which may be convertible into or exchangeable for common stock or preferred stock;

(5) warrants to purchase common stock, preferred stock, debt securities or units;

(6) units consisting of any combination of common stock, preferred stock, debt securities or warrants; and/or

(7) guarantees of debt securities issued by Sterling Construction Company, Inc.

This prospectus provides a general description of the securities we may offer. Supplements to this prospectus will provide the specific terms of the securities that we actually offer, including the offering prices. You should carefully read this prospectus, any applicable prospectus supplement and any information under the headings “Where You Can Find More Information” and “Incorporation by Reference” before you invest in any of these securities. This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement that describes those securities.

We may sell these securities to or through underwriters, to other purchasers and/or through agents. Supplements to this prospectus will specify the names of any underwriters or agents.

Our common stock is listed for trading on the Nasdaq Global Select Market under the symbol “STRL.”

Investing in our securities involves risks. Please read “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 4, 2008.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may sell any of, or any combination of, the securities described in this prospectus in one or more offerings up to a total offering price of $80,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information provided in the prospectus supplement. This prospectus does not contain all of the information included in the registration statement. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should carefully read this prospectus, the related exhibits filed with the SEC and any prospectus supplement, together with the additional information described below under the headings “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus or in any related free writing prospectus filed with the SEC and used or referred to in an offering to you of these securities. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

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STERLING CONSTRUCTION COMPANY, INC.

As used in this prospectus, all references to “Sterling,” “Sterling Construction,” “SCC,” “we,” “us” and “our” refer to Sterling Construction Company, Inc. and its subsidiaries, unless otherwise stated or indicated by context.

We are a leading heavy civil construction company that specializes in the building, reconstruction and repair of transportation and water infrastructure. Transportation infrastructure projects include highways, roads, bridges and light rail. Water infrastructure projects include water, wastewater and storm drainage systems. Sterling provides general contracting services primarily to public sector clients utilizing its own employees and equipment, including excavating, concrete and asphalt paving, installation of large-diameter water and wastewater distribution systems; construction of bridges and similar large structures; construction of light rail infrastructure; concrete batch plant operations, concrete crushing and aggregates. We operate in Texas and Nevada. Sterling performs the majority of the work required by its contracts with its own crews, and generally engages subcontractors only for ancillary services.

Our Executive Offices

Our principal executive offices are located at 20810 Fernbush Lane, Houston, Texas 77073, and our telephone number at this address is (281) 821 — 9091. Our website is www.sterlingconstructionco.com. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus.

RISK FACTORS

An investment in our securities involves various risks. Before making an investment in our securities, you should carefully consider the following risks, as well as the other information contained in this prospectus. The risks described below are those we believe to be the material risks we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our securities could decline, and you could lose a part or all of your investment.

Risks Relating to Our Business

If we are unable to accurately estimate the overall risks or costs when we bid on a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract.

Substantially all of our revenues and backlog are typically derived from fixed unit price contracts. Fixed unit price contracts require us to perform the contract for a fixed unit price irrespective of our actual costs. As a result, we realize a profit on these contracts only if we successfully estimate our costs and then successfully control actual costs and avoid cost overruns. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. This, in turn, could negatively affect our cash flow, earnings and financial position.

The costs incurred and gross profit realized on such contracts can vary, sometimes substantially, from the original projections due to a variety of factors, including, but not limited to:

•	onsite conditions that differ from those assumed in the original bid;

•	delays caused by weather conditions;

•	contract modifications creating unanticipated costs not covered by change orders;

•	our suppliers’ or subcontractors’ failure to perform;

•	changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials (such as stone, gravel, sand and oil for asphalt paving), as well as fuel and lubricants for our equipment;

•	inability to predict the costs of accessing and producing aggregates, and purchasing oil, required for asphalt paving projects;

•	availability, cost and skill level of workers in the geographic location of a project;

•	fraud or theft committed by our employees;

•	mechanical problems with our machinery or equipment;

•	citations issued by any governmental authority, including the Occupational Safety and Health Administration;

•	difficulties in obtaining required governmental permits or approvals;

•	changes in applicable laws and regulations; and

•	claims or demands from third parties alleging damages arising from our work or from the project of which our work is part.

Many of our contracts with public sector customers contain provisions that purport to shift some or all of the above risks from the customer to us, even in cases where the customer is partly at fault. Our experience has often been that public sector customers have been willing to negotiate equitable adjustments in the contract compensation or completion time provisions if unexpected circumstances arise. If public sector customers seek to impose contractual risk-shifting provisions more aggressively, we could face increased risks, which may adversely affect our cash flow, earnings and financial position.

Economic downturns or reductions in government funding of infrastructure projects could reduce our revenues and profits and have a material adverse effect on our results of operations.

Our business is highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels. Spending on infrastructure could decline for numerous reasons, including decreased revenues received by state and local governments for spending on such projects, including federal funding. For example, state spending on highway and other projects can be adversely affected by decreases or delays in, or uncertainties regarding, federal highway funding, which could adversely affect us. We are reliant upon contracts with the Texas Department of Transportation, or TXDOT, and the Nevada Department of Transportation, or NDOT, for a significant portion of our revenues. Recent public statements by TXDOT officials indicate potential TXDOT funding shortfalls and reductions in spending. In addition, the recent nationwide declines in home sales and increases in foreclosures could adversely affect expenditures by state and local governments. Decreases in government funding of infrastructure projects could decrease the number of civil construction contracts available and limit our ability to obtain new contracts, which could reduce our revenues and profits.

The cancellation of significant contracts could reduce our revenues and profits and have a material adverse effect on our results of operations.

Contracts that we enter into with governmental entities can usually be canceled at any time by them with payment only for the work already completed. In addition, we could be prohibited from bidding on certain governmental contracts if we fail to maintain qualifications required by those entities. A sudden cancellation of a contract or our debarment from the bidding process could cause our equipment and work crews to remain idled for a significant period of time until other comparable work became available, which could have a material adverse effect on our business and results of operations.

We operate in Texas and Nevada, and any adverse change to the economy or business environment in Texas or Nevada could significantly affect our operations, which would lead to lower revenues and reduced profitability.

We operate in Texas and Nevada. Our Texas operations are concentrated in the Houston, Dallas/Ft. Worth and San Antonio/Austin areas, while our Nevada operations are concentrated in Northern Nevada and the Las Vegas areas. Because of this concentration in specific geographic locations, we are susceptible to fluctuations in our business caused by adverse economic or other conditions in these regions, including natural or other disasters. A stagnant or depressed economy in Texas or Nevada could adversely affect our business, results of operations and financial condition.

Our acquisition strategy involves a number of risks.

In addition to organic growth of our construction business, we intend to continue pursuing growth through the acquisition of companies or assets that may enable us to expand our project skill-sets and capabilities, enlarge our geographic markets, add experienced management and increase critical mass to enable us to bid on larger contracts. However, we may be unable to implement this growth strategy if we cannot reach agreements for potential acquisitions on acceptable terms or for other reasons. Moreover, our acquisition strategy involves certain risks, including:

•	difficulties in the integration of operations and systems;

•	difficulties applying our expertise in one market into another market;

•	the key personnel and customers of the acquired company may terminate their relationships with the acquired company;

•	we may experience additional financial and accounting challenges and complexities in areas such as tax planning and financial reporting;

•	we may assume or be held liable for risks and liabilities (including for environmental-related costs and liabilities) as a result of our acquisitions, some of which we may not discover during our due diligence;

•	our ongoing business may be disrupted or receive insufficient management attention; and

•	we may not be able to realize cost savings or other financial benefits we anticipated.

Future acquisitions may require us to obtain additional equity or debt financing, as well as additional surety bonding capacity, which may not be available on terms acceptable to us or at all. Moreover, to the extent that any acquisition results in additional goodwill, it will reduce our tangible net worth, which might have an adverse effect on our credit and bonding capacity.

Our industry is highly competitive, with a variety of larger companies with greater resources competing with us, and our failure to compete effectively could reduce the number of new contracts awarded to us or adversely affect our margins on contracts awarded.

Essentially all of the contracts on which we bid are awarded through a competitive bid process, with awards generally being made to the lowest bidder, but sometimes recognizing other factors, such as shorter contract schedules or prior experience with the customer. Within our markets, we compete with many national, regional and local construction firms. Some of these competitors have achieved greater market penetration than we have in the markets in which we compete, and some have greater financial and other resources than we do. In addition, there are a number of national companies in our industry that are larger than we are and that, if they so desire, could establish a presence in our markets and compete with us for contracts. In some markets where home building projects have slowed, construction companies that lack available work in the construction of residential sub-division infrastructure have begun on a limited scale bidding on highway and municipal construction contracts. As a result, we may need to accept lower contract margins in order to compete against competitors that have the incentive to accept awards at lower prices or have a pre-existing relationship with a customer. If we are unable to compete successfully in our markets, our relative market share and profits could be reduced.

Our dependence on subcontractors and suppliers of materials and petroleum-based products could increase our costs and impair our ability to complete contracts on a timely basis or at all, which would adversely affect our profits and cash flow.

We rely on third-party subcontractors to perform some of the work on many of our contracts. We generally do not bid on contracts unless we have the necessary subcontractors committed for the anticipated scope of the contract and at prices that we have included in our bid. Therefore, to the extent that we cannot engage subcontractors, our ability to bid for contracts may be impaired. In addition, if a subcontractor is unable to deliver its services according to the negotiated terms for any reason, including the deterioration of its financial condition, we may suffer delays and be required to purchase the services from another source at a higher price. This may reduce the profit to be realized, or result in a loss, on a contract.

We also rely on third-party suppliers to provide most of the materials (including aggregates, concrete, steel and pipe) for our contracts, except in Nevada where we source and produce most of our own aggregates. We do not own or operate any quarries in Texas, and there are no naturally occurring sources of aggregates in the Houston metropolitan area. We normally do not bid on contracts unless we have commitments from suppliers for the materials required to complete the contract and at prices that we have included in our bid, except for some aggregates we use in our Nevada construction projects. Thus, to the extent that we cannot obtain commitments from our suppliers for materials, our ability to bid for contracts may be impaired. In addition, if a supplier is unable or otherwise fails to deliver materials according to the negotiated terms of a supply agreement for any reason, including the deterioration of its financial condition or increased costs of the materials, we may suffer delays and be required to purchase the materials from another source at a higher price. This may reduce the profit to be realized, or result in a loss, on a contract.

Diesel fuel and other petroleum-based products are utilized to operate the plants and equipment on which we rely to perform our construction contracts. In addition, our asphalt plants and suppliers use oil in combination with aggregates to produce asphalt used in our road and highway construction projects. Decreased supplies of such products relative to demand, unavailability of petroleum supplies due to refinery turnarounds, and other factors can increase the cost of such products. We fix the price of oil used in asphalt production through supplier contracts, but we do not fix the price of diesel fuel and other petroleum-based products used for other purposes in our business. Future increases in the costs of fuel and other petroleum-based products used in our business, particularly if a bid has been submitted for a contract and the costs of such products have been estimated at amounts less than the actual costs thereof, could result in a lower profit, or a loss, on a contract.

We may not accurately assess the quality, and we may not accurately estimate the quantity, availability and cost, of aggregates we plan to produce, particularly for projects in rural areas of Nevada, which could have a material adverse effect on our results of operations.

Particularly for projects in rural areas of Nevada, we typically estimate these factors for anticipated aggregate sources that we have not previously used to produce aggregates, which increases the risk that our estimates may be inaccurate. Inaccuracies in our estimates regarding aggregates could result in significantly higher costs to supply aggregates needed for our projects, as well as potential delays and other inefficiencies. As a result, our failure to accurately assess the quality, quantity, availability and cost of aggregates could cause us to incur losses, which could materially adversely affect our results of operations.

We may not be able to fully realize the revenue anticipated by our reported backlog.

Almost all of the contracts included in backlog are awarded by public sector customers through a competitive bid process, with the award generally being made to the lowest bidder. We add new contracts to our backlog, typically when we are the low bidder on a public sector contract and management determines that there are no apparent impediments to award of the contract. As construction on our contracts progresses, we increase or decrease backlog to take into account changes in estimated quantities under fixed unit price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenues and costs, including completion penalties and bonuses. We subtract from backlog the amounts we bill on contracts.

Most of the contracts with our public sector customers can be terminated at their discretion. If a customer cancels, suspends, delays or reduces a contract, we may be reimbursed for certain costs but typically will not be able to bill the total amount that had been reflected in our backlog. Cancellation of one or more contracts that constitute a large percentage of our backlog, and our inability to find a substitute contract, would have a material adverse effect on our business, results of operations and financial condition.

If we are unable to attract and retain key personnel and skilled labor, or if we encounter labor difficulties, our ability to bid for and successfully complete contracts may be negatively impacted.

Our ability to attract and retain reliable, qualified personnel is a significant factor that enables us to successfully bid for and profitably complete our work. This includes members of our management, project managers, estimators, supervisors, foremen, equipment operators and laborers. The loss of the services of any of our management could have a material adverse effect on us. Our future success will also depend on our ability to hire and retain, or to attract when needed, highly-skilled personnel. Competition for these employees is intense, and we could experience difficulty hiring and retaining the personnel necessary to support our business. If we do not succeed in retaining our current employees and attracting, developing and retaining new highly-skilled employees, our reputation may be harmed and our future earnings may be negatively impacted.

In Texas, we rely heavily on immigrant labor. Any adverse changes to existing laws and regulations, or changes in enforcement requirements or practices, applicable to employment of immigrants could negatively impact the availability and cost of the skilled personnel and labor we need, particularly in Texas. We may not be able to continue to attract and retain sufficient employees at all levels due to changes in immigration enforcement practices or compliance standards or for other reasons.

In Nevada, a substantial number of our equipment operators and laborers are unionized. Any work stoppage or other labor dispute involving our unionized workforce would have a material adverse effect on our operations and operating results in Nevada.

Our contracts may require us to perform extra or change order work, which can result in disputes and adversely affect our working capital, profits and cash flows.

Our contracts generally require us to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the extra work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These disputes may not be settled to our satisfaction. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of such work for a lengthy period of time until the change order is approved by the customer and we are paid by the customer.

To the extent that actual recoveries with respect to change orders or amounts subject to contract disputes or claims are less than the estimates used in our financial statements, the amount of any shortfall will reduce our future revenues and profits, and this could have a material adverse effect on our reported working capital and results of operations. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other project work and our ability to meet specified contract milestone dates.

Our failure to meet schedule or performance requirements of our contracts could adversely affect us.

In most cases, our contracts require completion by a scheduled acceptance date. Failure to meet any such schedule could result in additional costs, penalties or liquidated damages being assessed against us, and these could exceed projected profit margins on the contract. Performance problems on existing and future contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within the industry and among our customers.

Unanticipated adverse weather conditions may cause delays, which could slow completion of our contracts and negatively affect our current and future revenues and cash flow.

Because all of our construction projects are built outdoors, work on our contracts is subject to unpredictable weather conditions, which could become more frequent or severe if general climatic changes occur. For example, evacuations in Texas due to Hurricane Rita resulted in our inability to perform work on all Houston-area contracts for several days. Lengthy periods of wet weather will generally interrupt construction, and this can lead to under-utilization of crews and equipment, resulting in less efficient rates of overhead recovery. For example, during the first nine months of 2007, we experienced an above-average number of days and amount of rainfall across our Texas markets, which impeded our ability to work on construction projects and reduced our gross profit. During the late fall to early spring months of the year, our work on construction projects in Nevada may also be curtailed because of snow and other work-limiting weather. While revenues can be recovered following a period of bad weather, it is generally impossible to recover the inefficiencies, and significant periods of bad weather typically reduce profitability of affected contracts both in the current period and during the future life of affected contracts. Such reductions in contract profitability negatively affect our results of operations in current and future periods until the affected contracts are completed.

Timing of the award and performance of new contracts could have an adverse effect on our operating results and cash flow.

It is generally very difficult to predict whether and when new contracts will be offered for tender, as these contracts frequently involve a lengthy and complex design and bidding process, which is affected by a number of factors, such as market conditions, financing arrangements and governmental approvals. Because of these factors, our results of operations and cash flows may fluctuate from quarter to quarter and year to year, and the fluctuation may be substantial.

The uncertainty of the timing of contract awards may also present difficulties in matching the size of our equipment fleet and work crews with contract needs. In some cases, we may maintain and bear the cost of more equipment and ready work crews than are currently required, in anticipation of future needs for existing contracts or expected future contracts. If a contract is delayed or an expected contract award is not received, we would incur costs that could have a material adverse effect on our anticipated profit.

In addition, the timing of the revenues, earnings and cash flows from our contracts can be delayed by a number of factors, including adverse weather conditions such as prolonged or intense periods of rain, snow, storms or flooding, delays in receiving material and equipment from suppliers and changes in the scope of work to be performed. Such delays, if they occur, could have adverse effects on our operating results for current and future periods until the affected contracts are completed.

Our dependence on a limited number of customers could adversely affect our business and results of operations.

Due to the size and nature of our construction contracts, one or a few customers have in the past and may in the future represent a substantial portion of our consolidated revenues and gross profits in any one year or over a period of several consecutive years. For example, in 2007, approximately 78% of our revenue was generated from three customers, and approximately 97% of Road and Highway Builders LLC’s, or RHB’s, revenue was generated from one customer. Similarly, our backlog frequently reflects multiple contracts for individual customers; therefore, one customer may comprise a significant percentage of backlog at a certain point in time. An example of this is TXDOT, with which we had 23 contracts representing an aggregate of approximately 47% of our backlog at December 31, 2007. The loss of business from any one of such customers could have a material adverse effect on our business or results of operations. Recent public statements by TXDOT officials indicate potential TXDOT funding shortfalls and reductions in spending. Because we do not maintain any reserves for payment defaults, a default or delay in payment on a significant scale could have a material adverse effect on our business, results of operations and financial condition.

We may incur higher costs to lease, acquire and maintain equipment necessary for our operations, and the market value of our owned equipment may decline.

We have traditionally owned most of the construction equipment used to build our projects. To the extent that we are unable to buy construction equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of performing our contracts.

The equipment that we own or lease requires continuous maintenance, for which we maintain our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain third-party repair services, which could increase our costs. In addition, the market value of our equipment may unexpectedly decline at a faster rate than anticipated. Such a decline could reduce the amount of credit available to us and impede our ability to continue to expand our business.

An inability to obtain bonding could limit the aggregate dollar amount of contracts that we are able to pursue.

As is customary in the construction business, we are required to provide surety bonds to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. Events that affect the insurance and bonding markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. Our inability to obtain adequate bonding to bid on new contracts could have a material adverse effect on our future revenues and business prospects.

Our operations are subject to hazards that may cause personal injury or property damage, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.

Our workers are subject to the usual hazards associated with providing construction and related services on construction sites, plants and quarries. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We self-insure our workers’ compensation claims, subject to stop-loss insurance coverage. We also maintain insurance coverage in amounts and against the risks that we believe are consistent with industry practice, but this insurance may not be adequate to cover all losses or liabilities that we may incur in our operations.

The amount of personal injury and property damage liabilities that we may incur is difficult to assess and quantify due to various factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience claims or costs above our estimates of amounts covered by insurance, we might be required to use working capital to satisfy these claims rather than to maintain or expand our operations. To the extent that we experience a material increase in the frequency or severity of accidents or workers’ compensation claims, or unfavorable developments on existing claims, our operating results and financial condition could be materially and adversely affected.

Environmental and other regulatory matters could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse effect on our results of operations and financial condition.

Our operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air and water. We could be held liable for such contamination created not only from our own activities but also from the historical activities of others on our project sites or on properties that we acquire or lease. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Immigration laws require us to take certain steps intended to confirm the legal status of our immigrant labor force, but we may nonetheless unknowingly employ illegal immigrants. Violations of such laws and regulations could subject us to substantial fines and penalties, cleanup costs, third-party property damage or personal injury claims. In addition, these laws and regulations have become, and enforcement practices and compliance standards are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could require us to make substantial expenditures for, among other things, pollution control systems and other equipment that we do not currently possess, or the acquisition or modification of permits applicable to our activities.

Our aggregate quarry lease in Nevada could subject us to costs and liabilities. As lessee and operator of the quarry, we could be held responsible for any contamination or regulatory violations resulting from activities or operations at the quarry. Any such costs and liabilities could be significant and could materially and adversely affect our business, operating results and financial condition.

We may be unable to sustain our historical revenue growth rate.

Our revenue has grown rapidly in recent years. However, we may be unable to sustain these recent revenue growth rates for a variety of reasons, including limits on additional growth in our current markets, less success in competitive bidding for contracts, limitations on access to necessary working capital and investment capital to sustain growth, limitations on access to bonding to support increased contracts and operations, inability to hire and retain essential personnel and to acquire equipment to support growth, and inability to identify acquisition candidates and successfully acquire and integrate them into our business. A decline in our revenue growth could have a material adverse effect on our financial condition and results of operations if we are unable to reduce the growth of our operating expenses at the same rate.

Terrorist attacks have impacted, and could continue to negatively impact, the U.S. economy and the markets in which we operate.

Terrorist attacks, like those that occurred on September 11, 2001, have contributed to economic instability in the United States, and further acts of terrorism, violence or war could affect the markets in which we operate, our business and our expectations. Armed hostilities may increase, or terrorist attacks, or responses from the United States, may lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability in the United States. These attacks or armed conflicts may affect our operations or those of our customers or suppliers and could impact our revenues, our production capability and our ability to complete contracts in a timely manner.

Risks Related to Our Financial Results and Financing Plans

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

To prepare financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Areas requiring significant estimates by our management include: contract costs and profits and application of percentage-of-completion accounting and revenue recognition of contract change order claims; provisions for uncollectible receivables and customer claims and recoveries of costs from subcontractors, suppliers and others; valuation of assets acquired and liabilities assumed in connection with business combinations; and accruals for estimated liabilities, including litigation and insurance reserves. Our actual results could differ from, and could require adjustments to, those estimates.

In particular, we recognize contract revenue using the percentage-of-completion method. Under this method, estimated contract revenue is recognized by applying the percentage of completion of the contract for the period to the total estimated revenue for the contract. The estimated percentage of completion is based on the amount of costs incurred on a contract compared to the estimated total cost for that contract. Estimated contract losses are recognized in full when determined. Contract revenue and total cost estimates are reviewed and revised on a continuous basis as the work progresses and as change orders are initiated or approved, and adjustments based upon the percentage of completion are reflected in contract revenue in the accounting period when these estimates are revised. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract profit, we recognize a credit or a charge against current earnings, which could be material.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our growth has been funded by cash flow from operations, borrowings under our credit facility and sales of capital stock. Our cash flow from operations has been increased in part by our utilization of net operating loss carry-forwards, or NOLs, to reduce the amounts that we have paid for income taxes. We expect our NOLs to be fully utilized and to only partially offset our taxes payable in 2008. Paying taxes in 2008 and thereafter will reduce cash flows from operations compared to prior periods, as we will be required to fund the payment of taxes in 2008 and future periods. To the extent that cash flow from operations is insufficient to fund future investments, make acquisitions or provide needed additional working capital, we may require additional financing from other sources of funds.

Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results; such factors may adversely affect our efforts to arrange additional financing on terms satisfactory to us. We have pledged the proceeds and other rights under our construction contracts to our bond surety, and we have pledged substantially all of our other assets as collateral in connection with our credit facility and mortgage debt. As a result, we may have difficulty in obtaining additional financing in the future if such financing requires us to pledge assets as collateral. In addition, under our credit facility, we must obtain the consent of our lenders to incur any amount of additional debt from other sources (subject to certain exceptions). If future financing is obtained by the issuance of additional shares of common stock, our stockholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges.

We are subject to financial and other covenants under our credit facility that could limit our flexibility in managing our business.

We have a revolving credit facility that restricts us from engaging in certain activities, including restrictions on the ability (subject to certain exceptions) to:

•	make distributions and dividends;

•	incur liens or encumbrances;

•	incur indebtedness;

•	guarantee obligations;

•	dispose of a material portion of assets or otherwise engage in a merger with a third party;

•	make acquisitions; and

•	incur losses for two consecutive quarters.

Our credit facility contains financial covenants that require us to maintain specified fixed charge coverage ratios, asset ratios and leverage ratios, and to maintain specified levels of tangible net worth. Our ability to borrow funds for any purpose will depend on our satisfying these tests. If we are unable to meet the terms of the financial covenants or fail to comply with any of the other restrictions contained in our credit facility, an event of default could occur. An event of default, if not waived by our lenders, could result in the acceleration of any outstanding indebtedness, causing such debt to become immediately due and payable. If such an acceleration occurs, we may not be able to repay such indebtedness on a timely basis. Acceleration of our credit facility could result in foreclosure on and loss of our operating assets. In the event of such foreclosure, we would be unable to conduct our business and forced to discontinue operations.

CAUTIONARY STATEMENT
REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that are, or may be considered to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are included throughout this prospectus and in the documents incorporated herein by reference and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future, “ “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should, “ “will,” “would” and similar terms and phrases to identify forward-looking statements in this prospectus.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, that could result in our expectations not being realized or otherwise could materially affect our financial condition, results of operations and cash flows.

Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	changes in general economic conditions and resulting reductions or delays, or uncertainties regarding governmental funding for infrastructure services;

•	adverse economic conditions in our markets in Texas and Nevada;

•	delays or difficulties related to the commencement or completion of contracts, including additional costs, reductions in revenues or the payment of completion penalties or liquidated damages;

•	actions of suppliers, subcontractors, customers, competitors and others which are beyond our control;

•	the estimates inherent in our percentage-of-completion accounting policies;

•	possible cost increases;

•	our dependence on a few significant customers;

•	adverse weather conditions;

•	the presence of competitors with greater financial resources than we have and the impact of competitive services and pricing;

•	our ability to successfully identify, complete and integrate acquisitions; and

•	the other factors discussed in more detail under the heading “Risk Factors.”

In reading this prospectus and the documents incorporated herein by reference, you should consider these factors carefully in evaluating any forward-looking statements and you are cautioned not to place undue reliance on any forward-looking statements. Although we believe that our plans, intentions and expectations reflected in, or suggested by, the forward-looking statements that we make in this prospectus are reasonable, we can provide no assurance that they will be achieved.

The forward-looking statements included in this prospectus and in the documents incorporated herein by reference are made only as of the date of this prospectus or as of the date of the document incorporated herein by reference, as applicable, and we do not undertake to update any information contained in this prospectus or incorporated herein by reference or to publicly release the results of any revisions to any forward-looking statements to reflect events or circumstances that occur, or that we become aware of after the date of this prospectus, except as may be required by applicable securities laws.

USE OF PROCEEDS

Unless otherwise specified in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of the securities offered by this prospectus to fund:

•	working capital needs;

•	capital expenditures; and

•	other expenditures related to general corporate purposes, including possible future acquisitions.

The actual application of proceeds from the sale of any particular tranche of securities issued hereunder will be described in the applicable prospectus supplement relating to such tranche of securities. We may invest funds not required immediately for these purposes in marketable securities and short-term investments. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges on a consolidated basis for the periods shown. You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference into this prospectus.

						Three Months
						Ended
	Years Ended December 31					March 31
	2003	2004	2005	2006	2007	2007	2008

Ratio of earnings to fixed charges(1)	3.7	4.4	7.5	26.0	25.9	34.8	17.4

(1)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as net income from continuing operations before fixed charges less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized) and related amortization of capitalized interest and interest included in rent.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 19,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors. The following description of our capital stock is only a summary, does not purport to be complete and is subject to and qualified by our restated and amended certificate of incorporation, as amended (or, our certificate of incorporation), and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefor. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred Stock

Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. We have no current intention to issue any shares of preferred stock.

Our certificate of incorporation permits us to issue up to 1,000,000 shares of preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders.

As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Preferred Stock Purchase Rights

In December 1998, we entered into a rights agreement with American Stock Transfer & Trust Company, as rights agent, providing for a dividend of one purchase right for each outstanding share of our common stock. We issued the dividend to stockholders of record on December 29, 1998 and holders of shares of common stock issued since that date are issued rights with their shares. The rights trade automatically with shares of common stock and become exercisable only under the circumstances described below. The rights are designed to protect the interests of SCC and our stockholders against coercive tactics by encouraging potential acquirers to negotiate with the board of directors of SCC prior to attempting a takeover and to provide the board with leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The rights may have anti-takeover effects but the rights are not intended to prevent a takeover of SCC.

Until a right is exercised, the rights will not entitle the holder to additional rights as an SCC stockholder, including, without limitation, the right to vote or to receive dividends. Upon becoming exercisable, each right will entitle its holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $10 per one one-hundredth of a share, subject to adjustment. In general, the rights will become exercisable upon the earlier of: (i) the tenth day after a person or group of affiliated or associated persons (an “acquiring person”) publicly announces that he, she or it has acquired, or has obtained the right to acquire, beneficial ownership of 4.5% or more of our outstanding common stock, or (ii) 10 business days (or such later date as may be determined by action of SCC’s board of directors taken prior to a person or group becoming an acquiring person) following the commencement or announcement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 4.5% or more of the outstanding common stock. The earlier of such dates is referred to as the “distribution date.” In the event that, after the distribution date occurs and a person or group becomes an acquiring person, (i) SCC is acquired in a merger or other business combination transaction, or (ii) 50% or more of our consolidated assets or earning power are sold, proper provision must be made so that each holder of a right that has not theretofore been exercised, exchanged or redeemed (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the purchase price.

Any rights that are at any time beneficially owned by an acquiring person, or any associate or affiliate of the acquiring person, will be null and void and nontransferable, and any holder of such right, including any purported transferee or subsequent holder, will be unable to exercise or transfer the right.

The rights will expire on December 29, 2008, unless redeemed or exchanged prior to that time. At any time on or prior to the earlier of (i) the time a person or group becomes an acquiring person and (ii) the expiration date, we may redeem the rights in whole, but not in part, at a price of $0.001 per right.

The preceding summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the rights agreement and the form of rights certificate, which are incorporated by reference to Exhibit 99.1 to our Form 8-A filed with the SEC on January 5, 1999.

Provisions of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation prohibits the transfer (other than by SCC or with the consent of our board of directors) of our common stock to any person who, after taking into consideration such transfer, would own more than 4.5% of our outstanding common stock. Any purported transfer to the contrary will not be effective. Prohibiting a person from acquiring more than 4.5% of our common stock might impact a person’s decision to purchase our voting securities in an attempt to cause a change in control of SCC.

Under the Delaware General Corporation Law, or DGCL, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and amended and restated bylaws grant our board the power to adopt, amend and repeal our bylaws on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws but only at any regular or special meeting of stockholders by the holders of not less than 75% of the voting power of all outstanding voting stock.

Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board.

When there is a classified board of directors, the DGCL provides that stockholders may remove directors only for cause, unless a company’s certificate of incorporation otherwise provides. Our certificate of incorporation and amended and restated bylaws do not permit the removal of directors other than for cause. Such requirement may deter third parties from making a tender offer or acquiring our common stock through open market purchases in order to obtain control of us because they could not use their acquired voting power to remove existing directors.

Our certificate of incorporation and amended and restated bylaws provide that special meetings of our stockholders may be called only by our board of directors. Stockholders are prohibited from calling special meetings. Eliminating the ability of stockholders to call a special meeting may result in delaying expensive proxy contests until our annual stockholders meeting, which might impact a person’s decision to purchase our voting securities in an attempt to cause a change in control of SCC.

Our certificate of incorporation and amended and restated bylaws provide that stockholders may take action only at an annual or special meeting of the stockholders. Stockholders may not act by written consent. Eliminating the ability for stockholders to act by written consent could lengthen the amount of time required to take stockholder actions, which will ensure that stockholders will have sufficient time to weigh the arguments presented by both sides in connection with any contested stockholder vote, thereby potentially discouraging, delaying or preventing a change in control of SCC.

Although Section 214 of the DGCL provides that a corporation’s certificate of incorporation may provide for cumulative voting for directors, our certificate of incorporation does not provide for cumulative voting. As a result, the holders of a majority of the votes of the outstanding shares of our common stock have the ability to elect all of the directors being elected at any annual meeting of stockholders.

Delaware Anti-Takeover Law

Section 203 of the DGCL provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The restrictions described above also do not apply to specified business combinations with a person who is an “interested stockholder” prior to the time when the corporation’s common stock is listed on a national securities exchange, so these restrictions would not apply to a business combination with any person who is a stockholder of SCC prior to this offering.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF DEBT SECURITIES

Any debt securities that we offer under a prospectus supplement will be direct, unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and a banking or financial institution, as trustee. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture and the subordinated indenture are called “indentures.” The indentures will be supplemented by supplemental indentures, the material provisions of which will be described in a prospectus supplement.

As used in this description, the words “Sterling,” “we,” “us” and “our” refer to Sterling Construction Company, Inc., and not to any of its subsidiaries or affiliates.

We have summarized some of the material provisions of the indentures below. This summary does not restate those agreements in their entirety. A form of senior indenture and a form of subordinated indenture have been filed as exhibits to the registration statement of which this prospectus is a part. We urge you to read each of the indentures because each one, and not this description, defines the rights of holders of debt securities.

Capitalized terms defined in the indentures have the same meanings when used in this prospectus.

General

The debt securities issued under the indentures will be our direct, unsecured general obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt.

A substantial portion of our assets are held by our operating subsidiaries. With respect to these assets, holders of senior debt securities that are not guaranteed by our operating subsidiaries and holders of subordinated debt securities will have a position junior to the prior claims of creditors of these subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders, and any preferred stockholders, except to the extent that we may ourself be a creditor with recognized claims against any subsidiary. Our ability to pay the principal, premium, if any, and interest on any debt securities is, to a large extent, dependent upon the payment to us by our subsidiaries of dividends, debt principal and interest or other charges.

The following description sets forth the general terms and provisions that could apply to debt securities that we may offer to sell. A prospectus supplement and an indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and type of the debt securities;

•	the total principal amount of the debt securities;

•	the percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange features;

•	any optional redemption periods;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem some or all of the debt securities;

•	any provisions granting special rights to holders when a specified event occurs;

•	any changes to or additional events of default or covenants;

•	any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

•	any other terms of the debt securities.

None of the indentures will limit the amount of debt securities that may be issued. Each indenture will allow debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Debt securities of a series may be issued in registered, coupon or global form.

Subsidiary Guarantees

If the applicable prospectus supplement relating to a series of our senior debt securities provides that those senior debt securities will have the benefit of a guarantee by any or all of our operating subsidiaries, payment of the principal, premium, if any, and interest on those senior debt securities will be unconditionally guaranteed on an unsecured, unsubordinated basis by such subsidiary or subsidiaries. The guarantee of senior debt securities will rank equally in right of payment with all of the unsecured and unsubordinated indebtedness of such subsidiary or subsidiaries.

If the applicable prospectus supplement relating to a series of our subordinated debt securities provides that those subordinated debt securities will have the benefit of a guarantee by any or all of our operating subsidiaries, payment of the principal, premium, if any, and interest on those subordinated debt securities will be unconditionally guaranteed on an unsecured, subordinated basis by such subsidiary or subsidiaries. The guarantee of the subordinated debt securities will be subordinated in right of payment to all of such subsidiary’s or subsidiaries’ existing and future senior indebtedness (as defined in the related prospectus supplement), including any guarantee of the senior debt securities, to the same extent and in the same manner as the subordinated debt securities are subordinated to our senior indebtedness (as defined in the related prospectus supplement). See “— Subordination” below.

The obligations of our operating subsidiaries under any such guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Covenants

Under the indentures, we:

•	will pay the principal of, interest and any premium on, the debt securities when due;

•	will maintain a place of payment;

•	will deliver a certificate to the trustee at the end of each fiscal year reviewing our obligations under the indentures;

•	will preserve our corporate existence; and

•	will deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Mergers and Sale of Assets

Each of the indentures will provide that we may not consolidate with or merge into any other person or sell, convey, transfer or lease all or substantially all of our properties and assets (on a consolidated basis) to another person, unless:

•	either: (a) Sterling is the surviving corporation; or (b) the person or entity formed by or surviving any such consolidation, amalgamation or merger or resulting from such conversion (if other than Sterling) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

•	the person or entity formed by or surviving any such conversion, consolidation, amalgamation or merger (if other than Sterling) or the person or entity to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all of the obligations of Sterling under such indenture and the debt securities governed thereby pursuant to agreements reasonably satisfactory to the trustee; provided that, unless such person or entity is a corporation, a corporate co-issuer of such debt securities will be added to the applicable indenture by agreements reasonably satisfactory to the trustee;

•	we or the successor will not immediately be in default under such indenture; and

•	we deliver an officer’s certificate and opinion of counsel to the trustee stating that such consolidation or merger complies with such indenture and that all conditions precedent set forth in such indenture have been complied with.

Upon the assumption of our obligations under each indenture by a successor, we will be discharged from all obligations under such indenture.

Events of Default

“Event of default,” when used in the indentures, with respect to debt securities of any series, will mean any of the following:

(1) default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(2) default in the payment of the principal of (or premium, if any, on) any debt security of that series at its maturity;

(3) default in the performance, or breach, of any covenant set forth in Article Ten of the applicable indenture (other than a covenant a default in whose performance or whose breach is elsewhere specifically dealt with as an event of default or which has expressly been included in such indenture solely for the benefit of one or more series of debt securities other than that series), and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to Sterling by the trustee or to Sterling and the trustee by the holders of at least 25% in principal amount of the then-outstanding debt securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” thereunder;

(4) default in the performance, or breach, of any covenant in the applicable indenture (other than a covenant set forth in Article Ten of such indenture or any other covenant a default in whose performance or whose breach is elsewhere specifically dealt with as an event of default or which has expressly been included in such indenture solely for the benefit of one or more series of debt securities other than that series), and continuance of such default or breach for a period of 180 days after there has been given, by registered or certified mail, to Sterling by the trustee or to Sterling and the trustee by the holders of at least 25% in principal amount of the then-outstanding debt securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” thereunder;

(5) Sterling, pursuant to or within the meaning of any bankruptcy law, (i) commences a voluntary case, (ii) consents to the entry of any order for relief against it in an involuntary case, (iii) consents to the appointment of a custodian of it or for all or substantially all of its property, or (iv) makes a general assignment for the benefit of its creditors;

(6) a court of competent jurisdiction enters an order or decree under any bankruptcy law that (i) is for relief against Sterling in an involuntary case, (ii) appoints a custodian of Sterling or for all or substantially all of its property, or (iii) orders the liquidation of Sterling, and the order or decree remains unstayed and in effect for 60 consecutive days;

(7) default in the deposit of any sinking fund payment when due; or

(8) any other event of default provided with respect to debt securities of that series in accordance with provisions of the indenture related to the issuance of such debt securities.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, interest or any premium) if it considers the withholding of notice to be in the interests of the holders.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of a specified percentage in aggregate principal amount of the debt securities of the series may declare the entire principal of all of the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a specified percentage of the aggregate principal amount of the debt securities of that series can void the declaration.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount outstanding of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Amendments and Waivers

Subject to certain exceptions, the indentures, the debt securities issued thereunder or the subsidiary guarantees may be amended or supplemented with the consent of the holders of a majority in aggregate principal amount of the then-outstanding debt securities of each series affected by such amendment or supplemental indenture, with each such series voting as a separate class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, debt securities) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with respect to each series of debt securities with the consent of the holders of a majority in principal amount of the then-outstanding debt securities of such series voting as a separate class (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, debt securities).

Without the consent of each holder of the outstanding debt securities affected, an amendment or waiver may not, among other things:

(1) change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity thereof pursuant to the applicable indenture, or change any place of payment where, or the coin or currency in which, any debt security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date therefor),

(2) reduce the percentage in principal amount of the then-outstanding debt securities of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the applicable indenture or certain defaults thereunder and their consequences) provided for in the applicable indenture,

(3) modify any of the provisions set forth in (i) sections related to matters addressed in items (1) through (15) of this caption, “— Amendments and Waivers,” immediately below, (ii) the provisions of the applicable indenture related to the holder’s unconditional right to receive principal, premium, if any, and interest on the debt securities or (iii) the provisions of the applicable indenture related to the waiver of past defaults under such indenture except to increase any such percentage or to provide that certain other provisions of such indenture cannot be modified or waived without the consent of the holder of each then-outstanding debt security affected thereby; provided, however, that this clause shall not be deemed to require the consent of any holder with respect to changes in the references to “the trustee” and concomitant changes in this section of such indenture, or the deletion of this proviso in such indenture, in accordance with the requirements of such indenture;

(4) waive a redemption payment with respect to any debt security; provided, however, that any purchase or repurchase of debt securities shall not be deemed a redemption of the debt securities;

(5) release any guarantor from any of its obligations under its guarantee or the applicable indenture, except in accordance with the terms of such indenture (as supplemented by any supplemental indenture); or

(6) make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of any holder of debt securities, Sterling, the guarantors and the trustee may amend each of the indentures or the debt securities issued thereunder to:

(1) cure any ambiguity or to correct or supplement any provision therein that may be inconsistent with any other provision therein;

(2) evidence the succession of another person or entity to Sterling and the assumption by any such successor of the covenants of Sterling therein and, to the extent applicable, to the debt securities;

(3) provide for uncertificated debt securities in addition to or in place of certificated debt securities; provided that the uncertificated debt securities are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code of 1986, as amended (the “Code”), or in the manner such that the uncertificated debt securities are described in Section 163(f)(2)(B) of the Code;

(4) add a guarantee and cause any person or entity to become a guarantor, and/or to evidence the succession of another person or entity to a guarantor and the assumption by any such successor of the guarantee of such guarantor therein and, to the extent applicable, endorsed upon any debt securities of any series;

(5) secure the debt securities of any series;

(6) add to the covenants of Sterling such further covenants, restrictions, conditions or provisions as Sterling shall consider to be appropriate for the benefit of the holders of all or any series of debt securities (and if such covenants, restrictions, conditions or provisions are to be for the benefit of less than all series of debt securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power therein conferred upon Sterling and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default permitting the enforcement of all or any of the several remedies provided in the applicable indenture as set forth therein; provided, that in respect of any such additional covenant, restriction, condition or provision, such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an event of default or may limit the remedies available to the trustee upon such an event of default or may limit the right of the holders of a majority in aggregate principal amount of the debt securities of such series to waive such an event of default;

(7) make any change to any provision of the applicable indenture that does not adversely affect the rights or interests of any holder of debt securities issued thereunder;

(8) provide for the issuance of additional debt securities in accordance with the provisions set forth in the applicable indenture on the date of such indenture;

(9) add any additional defaults or events of default in respect of all or any series of debt securities;

(10) add to, change or eliminate any of the provisions of the applicable indenture to such extent as shall be necessary to permit or facilitate the issuance of debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

(11) change or eliminate any of the provisions of the applicable indenture; provided that any such change or elimination shall become effective only when there is no debt security outstanding of any series created prior to the execution of such supplemental indenture that is entitled to the benefit of such provision;

(12) establish the form or terms of debt securities of any series as permitted thereunder, including to reopen any series of any debt securities as permitted thereunder;

(13) evidence and provide for the acceptance of appointment thereunder by a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the applicable indenture as shall be necessary to provide for or facilitate the administration of the trusts thereunder by more than one trustee, pursuant to the requirements of such indenture;

(14) conform the text of the applicable indenture (and/or any supplemental indenture) or any debt securities issued thereunder to any provision of a description of such debt securities appearing in a prospectus or prospectus supplement or an offering memorandum or offering circular to the extent that such provision was intended to be a verbatim recreation of a provision of such indenture (and/or any supplemental indenture) or any debt securities issued thereunder; or

(15) modify, eliminate or add to the provisions of the applicable indenture to such extent as shall be necessary to effect the qualification of such indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), or under any similar federal statute subsequently enacted, and to add to such indenture such other provisions as may be expressly required under the Trust Indenture Act.

The consent of the holders is not necessary under either indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under an indenture becomes effective, Sterling is required to mail to the holders of debt securities thereunder a notice briefly describing such amendment. However, the failure to give such notice to all such holders, or any defect therein, will not impair or affect the validity of the amendment.

Legal Defeasance and Covenant Defeasance

Each indenture provides that Sterling may, at its option and at any time, elect to have all of its obligations discharged with respect to the debt securities outstanding thereunder and all obligations of any guarantors of such debt securities discharged with respect to their guarantees (“Legal Defeasance”), except for:

(1) the rights of holders of outstanding debt securities to receive payments in respect of the principal of, or interest or premium, if any, on such debt securities when such payments are due from the trust referred to below;

(2) Sterling’s obligations with respect to the debt securities concerning issuing temporary debt securities, registration of debt securities, mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and Sterling’s and each guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the applicable indenture.

In addition, Sterling may, at its option and at any time, elect to have the obligations of Sterling released with respect to certain provisions of each indenture, including certain provisions set forth in any supplemental indenture thereto (such release and termination being referred to as “Covenant Defeasance”), and thereafter any omission to comply with such obligations or provisions will not constitute a default or event of default. In the event Covenant Defeasance occurs in accordance with the applicable indenture, the events of default described under clauses (3) and (4) under the caption “— Events of Default”, in each case, will no longer constitute an event of default thereunder.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Sterling must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the debt securities, cash in U.S. dollars, non-callable government securities, or a combination of cash in U.S. dollars and non-callable U.S. government securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants to pay the principal of, or interest and premium, if any, on the outstanding debt securities on the stated date for payment thereof or on the applicable redemption date, as the case may be, and Sterling must specify whether the debt securities are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, Sterling has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Sterling has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the issue date of the debt securities, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Sterling has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no default or event of default has occurred and is continuing on the date of such deposit (other than a default or event of default resulting from the borrowing of funds to be applied to such deposit);

(5) the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Sterling or any guarantor is a party or by which Sterling or any guarantor is bound;

(6) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the applicable indenture) to which Sterling or any of its subsidiaries is a party or by which Sterling or any of its subsidiaries is bound;

(7) Sterling must deliver to the trustee an officers’ certificate stating that the deposit was not made by Sterling with the intent of preferring the holders of debt securities over the other creditors of Sterling with the intent of defeating, hindering, delaying or defrauding creditors of Sterling or others;

(8) Sterling must deliver to the trustee an officers’ certificate, stating that all conditions precedent set forth in clauses (1) through (7) of this paragraph have been complied with; and

(9) Sterling must deliver to the trustee an opinion of counsel (which opinion of counsel may be subject to customary assumptions, qualifications, and exclusions), stating that all conditions precedent set forth in clauses (2), (3) and (5) of this paragraph have been complied with; provided that the opinion of counsel with respect to clause (5) of this paragraph may be to the knowledge of such counsel.

Satisfaction and Discharge

Each of the indentures will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of debt securities, as expressly provided for in such indenture) as to all outstanding debt securities issued thereunder and the guarantees issued thereunder when:

(1) either (a) all of the debt securities theretofore authenticated and delivered under such indenture (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money or certain United States governmental obligations have theretofore been deposited in trust or segregated and held in trust by Sterling and thereafter repaid to Sterling or discharged from such trust) have been delivered to the trustee for cancellation or (b) all debt securities not theretofore delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of Sterling, and Sterling or the guarantors have irrevocably deposited or caused to be deposited with the trustee funds or U.S. government obligations, or a combination thereof, in an amount sufficient to pay and discharge the entire indebtedness on the debt securities not theretofore delivered to the trustee for cancellation, for principal of and premium, if any, on and interest on the debt securities to the date of deposit (in the case of debt securities that have become due and payable) or to the stated maturity or redemption date, as the case may be, together with instructions from Sterling irrevocably directing the trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) Sterling or the guarantors have paid all other sums then due and payable under such indenture by Sterling; and

(3) Sterling has delivered to the trustee an officers’ certificate and an opinion of counsel, which, taken together, state that all conditions precedent under such indenture relating to the satisfaction and discharge of such indenture have been complied with.

No Personal Liability of Directors, Officers, Employees, Partners and Stockholders

No director, officer, employee, incorporator, partner or stockholder of Sterling or any guarantor, as such, shall have any liability for any obligations of Sterling or the guarantors under the debt securities, the indentures, the guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder, upon Sterling’s issuance of the debt securities and execution of the indentures, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the debt securities. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Denominations

Unless stated otherwise in the prospectus supplement for each issuance of debt securities, the debt securities will be issued in denominations of $1,000 each or integral multiples of $1,000.

Paying Agent and Registrar

The trustee will initially act as paying agent and registrar for the debt securities. Sterling may change the paying agent or registrar without prior notice to the holders of the debt securities, and Sterling may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange debt securities in accordance with the applicable indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and Sterling may require a holder to pay any taxes and fees required by law or permitted by the applicable indenture. Sterling is not required to transfer or exchange any debt security selected for redemption. In addition, Sterling is not required to transfer or exchange any debt security for a period of 15 days before a selection of debt securities to be redeemed.

Subordination

The payment of principal of, premium, if any, and interest on, subordinated debt securities and any other payment obligations of Sterling in respect of subordinated debt securities (including any obligation to repurchase subordinated debt securities) is subordinated in certain circumstances in right of payment, as set forth in the subordinated indenture, to the prior payment in full in cash of all senior debt.

Sterling also may not make any payment, whether by redemption, purchase, retirement, defeasance or otherwise, upon or in respect of subordinated debt securities, except from the trust described under “— Legal Defeasance and Covenant Defeasance,” if

•	a default in the payment of all or any portion of the obligations on any senior debt (“payment default”) occurs, or

•	any other default occurs and is continuing with respect to designated senior debt pursuant to which the maturity thereof may be accelerated (“non-payment default”) and, solely with respect to this clause, the trustee for the subordinated debt securities receives a notice of the default (a “Payment Blockage Notice”) from the trustee or other representative for the holders of such designated senior debt.

Cash payments on subordinated debt securities will be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any designated senior debt has been accelerated or a bankruptcy event of default has occurred and is continuing. No new period of payment blockage may be commenced unless and until 360 days have elapsed since the date of commencement of the payment blockage period resulting from the immediately prior Payment Blockage Notice. No nonpayment default in respect of designated senior debt that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee for the subordinated debt securities will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of no less than 90 consecutive days.

The subordinated indenture also requires that we promptly notify holders of senior debt if payment of subordinated debt securities is accelerated because of an event of default.

Upon any payment or distribution of assets or securities of Sterling, in connection with any dissolution or winding up or total or partial liquidation or reorganization of Sterling, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings or other marshalling of assets for the benefit of creditors, all amounts due or to become due upon all senior debt shall first be paid in full, in cash or cash equivalents, before the holders of the subordinated debt securities or the trustee on their behalf shall be entitled to receive any payment by Sterling on account of the subordinated debt securities, or any payment to acquire any of the subordinated debt securities for cash, property or securities, or any distribution with respect to the subordinated debt securities of any cash, property or securities. Before any payment may be made by, or on behalf of, Sterling on any subordinated debt security (other than with the money, securities or proceeds held under any defeasance trust established in accordance with the subordinated indenture), in connection with any such dissolution, winding up, liquidation or reorganization, any payment or distribution of assets or securities for Sterling, to which the holders of subordinated debt securities or the trustee on their behalf would be entitled shall be made by Sterling or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar person or entity making such payment or distribution or by the holders or the trustee if received by them or it, directly to the holders of senior debt or their representatives or to any trustee or trustees under any indenture pursuant to which any such senior debt may have been issued, as their respective interests appear, to the extent necessary to pay all such senior debt in full, in cash or cash equivalents, after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of such senior debt.

As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of the creditors of Sterling or a marshalling of assets or liabilities of Sterling, holders of subordinated debt securities may receive ratably less than other creditors.

Payment and Transfer

Principal, interest and any premium on fully registered debt securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

Fully registered debt securities may be transferred or exchanged at the corporation trust office of the trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that we will deposit with a depositary identified in the applicable prospectus supplement. Unless and until it is exchanged in whole or in part for the individual debt securities that it represents, a global security may not be transferred except as a whole:

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee to the depositary itself or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depositary arrangements.

When we issue a global security in registered form, the depositary for the global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by that global security to the accounts of persons that have accounts with the depositary (“participants”). Those accounts will be designated by the dealers, underwriters or agents with respect to the underlying debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. For interests of participants, ownership of beneficial interests in the global security will be shown on records maintained by the applicable depositary or its nominee. For interests of persons other than participants, that ownership information will be shown on the records of participants. Transfer of that ownership will be effected only through those records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair our ability to transfer beneficial interests in a global security.

As long as the depositary for a global security, or its nominee, is the registered owner of that global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global security:

•	will not be entitled to have any of the underlying debt securities registered in their names;

•	will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form; and

•	will not be considered the owners or holders under the indenture relating to those debt securities.

Payments of principal of, any premium on and any interest on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee as the registered owner of the global security representing such debt securities. Neither we, the trustee for the debt securities, any paying agent nor the registrar for the debt securities will be responsible for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial interests in the global security.

We expect that the depositary or its nominee, upon receipt of any payment of principal, any premium or interest relating to a global security representing any series of debt securities, immediately will credit participants’ accounts with the payments. Those payments will be credited in amounts proportional to the respective beneficial interests of the participants in the principal amount of the global security as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practices. This is now the case with securities held for the accounts of customers registered in “street name.” Those payments will be the sole responsibility of those participants.

If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual debt securities of that series in exchange for the global security or securities representing that series. In addition, we may at any time in our sole discretion determine not to have any debt securities of a series represented by one or more global securities. In that event, we will issue individual debt securities of that series in exchange for the global security or securities. Furthermore, if we specify, an owner of a beneficial interest in a global security may, on terms acceptable to us, the trustee and the applicable depositary, receive individual debt securities of that series in exchange for those beneficial interests. The foregoing is subject to any limitations described in the applicable prospectus supplement. In any such instance, the owner of the beneficial interest will be entitled to physical delivery of individual debt securities equal in principal amount to the beneficial interest and to have the debt securities registered in its name. Those individual debt securities will be issued in any authorized denominations.

Governing Law

Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register for such debt securities.

No Personal Liability of Officers, Directors, Employees or Stockholders

No officer, director, employee or stockholder, as such, of ours or any of our affiliates shall have any personal liability in respect of our obligations under any indenture or the debt securities by reason of his, her or its status as such.

Information Concerning the Trustee

A banking or financial institution will be the trustee under the indentures. A successor trustee may be appointed in accordance with the terms of the indentures.

The indentures and the provisions of the Trust Indenture Act incorporated by reference therein, will contain certain limitations on the rights of the trustee, should it become a creditor of us, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (within the meaning of the Trust Indenture Act), it must eliminate such conflicting interest or resign.

A single banking or financial institution may act as trustee with respect to both the subordinated indenture and the senior indenture. If this occurs, and should a default occur with respect to either the subordinated debt securities or the senior debt securities, such banking or financial institution would be required to resign as trustee under one of the indentures within 90 days of such default, pursuant to the Trust Indenture Act, unless such default were cured, duly waived or otherwise eliminated.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase common stock, preferred stock, debt securities or units. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will specify the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the securities purchasable upon exercise of such warrants;

•	the price at which, and the currency or currencies in which the securities purchasable upon exercise of, such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

As of March 31, 2008, we had issued and outstanding warrants to purchase 356,266 shares of common stock. The warrants do not confer upon holders thereof any voting or other rights of stockholders.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more debt securities, shares of common stock, shares of preferred stock or warrants or any combination of such securities.

The applicable prospectus supplement will specify the following terms of any units in respect of which this prospectus is being delivered:

•	the terms of the units and of any of the debt securities, common stock, preferred stock and warrants comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

PLAN OF DISTRIBUTION

We may sell the securities through agents, underwriters or dealers, or directly to one or more purchasers without using underwriters or agents.

We may designate agents to solicit offers to purchase our securities. We will name any agent involved in offering or selling our securities, and any commissions that we will pay to the agent, in the applicable prospectus supplement. Unless we indicate otherwise in our prospectus supplement, our agents will act on a best efforts basis for the period of their appointment.

If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions (including block transactions), at negotiated prices, at a fixed public offering price or at varying prices determined at the time of sale. We will include the names of the managing underwriter(s), as well as any other underwriters, and the terms of the transaction, including the compensation the underwriters and dealers will receive, in our prospectus supplement. If we use an underwriter, we will execute an underwriting agreement with the underwriter(s) at the time that we reach an agreement for the sale of our securities. The obligations of the underwriters to purchase the securities will be subject to certain conditions contained in the underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. The underwriters will use a prospectus supplement to sell our securities.

If we use a dealer, we, as principal, will sell our securities to the dealer. The dealer will then sell our securities to the public at varying prices that the dealer will determine at the time it sells our securities. We will include the name of the dealer and the terms of our transactions with the dealer in the applicable prospectus supplement.

We may directly solicit offers to purchase our securities, and we may directly sell our securities to institutional or other investors. In this case, no underwriters or agents would be involved. We will describe the terms of our direct sales in the applicable prospectus supplement.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act and any discounts or commissions received by them from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. In connection with the sale of the securities offered by this prospectus, underwriters may receive compensation from us or from the purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions, which will not exceed 7% of the proceeds from the sale of the securities. Any underwriters, dealers or agents will be identified and their compensation described in the applicable prospectus supplement. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their business.

Unless otherwise specified in the applicable prospectus supplement, all securities offered under this prospectus will be a new issue of securities with no established trading market, other than the common stock, which is currently listed and traded on the Nasdaq Global Select Market. We may elect to list any other class or series of securities on a national securities exchange or a foreign securities exchange but are not obligated to do so. Any common stock sold by this prospectus will be listed for trading on the Nasdaq Global Select Market subject to official notice of issuance. We cannot give you any assurance as to the liquidity of the trading markets for any of the securities.

Any underwriter to whom securities are sold by us for public offering and sale may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment transactions involve sales by the underwriters of the securities in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions. These activities may cause the price of the securities to be higher than it would otherwise be. The underwriters will not be obligated to engage in any of the aforementioned transactions and may discontinue such transactions at any time without notice.

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Any underwriter will be advised about other issues related to any offering by its own legal counsel.

EXPERTS

The consolidated financial statements of Sterling Construction Company, Inc. as of December 31, 2007 and 2006 and for the three years in the period ended December 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto, and incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act and file reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement to register the securities offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the securities offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy the registration statement and any other document that we file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains registration statements, reports, proxy statements and other information regarding registrants, such as us, that file electronically with the SEC. The address of the web site is www.sec.gov.

The SEC allows us to “incorporate by reference” the information that we file with the SEC, which means that we can disclose information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and take the place of this information. We are incorporating by reference in this prospectus the following documents filed with the SEC under the Exchange Act (other than any portions of the respective filings that were furnished pursuant to Item 2.02 or 7.01 of Current Reports on Form 8-K or other applicable SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2007;

•	Quarterly Report on Form 10-Q for the period ended March 31, 2008;

•	Current Reports on Form 8-K as filed with the SEC on January 17, 2008, March 19, 2008, and June 2, 2008.

All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until our offerings hereunder are completed, or after the date of the registration statement of which this prospectus forms a part and prior to effectiveness of the registration statement, will be deemed to be incorporated by reference into this prospectus and will be a part of this prospectus from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

You may request, without charge, a copy of any incorporated document (excluding exhibits, unless we have specifically incorporated an exhibit in an incorporated document) by writing or telephoning us at our principal executive offices at the following address:

2,400,000 Shares

Sterling Construction Company, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

D.A. Davidson & Co.

BB&T Capital Markets